P.E. 12/31/06

AR/S

1-13884



07048226







PROCESSED
MAR 2 6 2007
THOMSON
FINANCIAL



In May 2006, Cooper Cameron became Cameron.

The Cameron brand has long been a leader in equipment and services used worldwide in oil and gas operations, and as our presence in global energy markets has expanded, we thought it timely and appropriate to extend the Cameron name across all of the Company's operations and product lines. Our business groups for reporting purposes remain essentially the same, but the names have been revised to better reflect the products and services offered.

DRILLING & PRODUCTION SYSTEMS engineers and manufactures systems used in oil and gas production and drilling in onshore, offshore and subsea applications, provides separation equipment and furnishes aftermarket parts and service to the energy industry worldwide.

VALVES & MEASUREMENT provides valves, related products and services for the oil and gas production, transmission, refining and process markets.

COMPRESSION SYSTEMS makes engines and compressors for oil and gas production, gas transmission, process and manufacturing applications, and provides aftermarket parts and service for compression equipment.

While these businesses have unique characteristics, product lines and customer bases, the summary description of the overall company is simple: We are a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.

We are... CAMERON

CAMERON'S WEBSITE: www.c-a-m.com





Financial Highlights 3
Letter to Stockholders 4
Drilling & Production Systems 10
Valves & Measurement 18
Compression Systems 22
Management's Discussion and Analysis 25
Consolidated Financial Statements 43
Notes to Consolidated Financial Statements 47
Stockholder Information 72



financially secure

FINANCIAL HIGHLIGHTS

($ thousands except per share, number of shares and employees)

Years ended December 31:	2006	2005	2004
Revenues	$ 3,742,907	$ 2,517,847	$ 2,092,845
Earnings before interest, taxes, depreciation and amortization (EBITDA)	583,689	340,303	228,639
EBITDA (as a percent of revenues)	15.6%	13.5%	10.9%
Net income	317,816	171,130	94,415
Earnings per share:			
Basic	2.81	1.55	0.89
Diluted	2.72	1.52	0.88
Shares used in calculation of earnings per share:			
Basic	113,283,000	110,732,000	106,545,000
Diluted	116,992,000	112,608,000	107,708,000
Capital expenditures	184,830	77,508	53,481
Return on average common equity	19.3%	12.4%	8.2%
As of December 31:			
Total assets	$ 4,350,750	$ 3,098,562	$ 2,356,430
Net debt-to-capitalization[1]	N/A	5.3%	16.3%
Stockholders' equity	1,741,439	1,594,763	1,228,247
Shares outstanding[2]	112,289,627	115,629,117	106,275,630[3]
Number of employees	12,400	12,200	8,800

[1] Net of cash and cash equivalents.
[2] Net of treasury shares.
[3] Adjusted to reflect the 2-for-1 stock split effective December 15, 2005.

CAM
LISTED
NYSE

We are... Cameron.



The Cameron name and its long-time reputation for quality and service are well-known in the energy industry. In early 2006, we chose to extend this name recognition across all of our product lines. We now go to market under the single brand name of "Cameron," which we believe will aid our customers' awareness of the broad range of flow equipment products, systems and services that are available under the Cameron umbrella. Similarly, our employees can readily identify with the global presence that comes from having the same brand name on every business card and letterhead.

I hope that subsequent years under the Cameron name are as successful as 2006 was. We again posted records in earnings and revenues, and our stock price reached another new all-time high.

The record performances in 2006 included the following:

- Cameron's earnings per share increased to a record $2.72, up 79 percent from the record level of 2005.
- Total revenues reached a new high of $3.74 billion, up 49 percent from 2005's record $2.52 billion.
- Our stock price reached a new high of $57.81 in December, and closed the year at $53.05, up more than 28 percent for 2006. Since our formation as a public company in 1995, our stock price has increased at an average annual rate of more than 20 percent.
- We reinvested nearly $185 million in capital expenditures to expand capacity, improve productivity and lower costs in many of our facilities, and also used more than $280 million to repurchase 6.2 million shares of our common stock.

In addition to the financial results noted above, the strong market environment helped lay the groundwork for future performance. We booked orders totaling nearly $5.1 billion for the year, which was more than 46 percent above the record levels of 2005. As a result, we began 2007 with a backlog in excess of $3.5 billion, more than 63 percent above the level of a year ago. Our backlog has grown each year since 1999.

Our success in meeting the operating and financial goals we have set for 2007 will depend primarily on our ability to efficiently convert this backlog into revenues and earnings. I believe that all of our businesses are positioned to do so.

ORDER GROWTH AND ACQUISITION INTEGRATION DRIVE SOLID 2006, SET STAGE FOR 2007

The Drilling & Production Systems (DPS) group's revenues reached a record $2.1 billion in 2006, up 40 percent from 2005's previous highs, as the drilling, surface and subsea components of DPS all posted their highest revenues in our history. DPS orders again exceeded revenues for the year, and backlog grew from $1.5 billion at year-end 2005 to nearly $2.7 billion at the end of 2006.



building the future

Generating free cash from operations gives us the flexibility to choose how we reinvest in our business. We had another good cash flow year in 2006, and have a variety of opportunities available for using these funds, including capital expenditures, acquisitions and share repurchases.

Orders for surface equipment, which still represent the largest percentage of Cameron's revenues, hit new highs, and subsea project awards were also strong, although they were below the 2005 record totals that included a single booking of more than $400 million. The majority of the order growth for DPS, however, was fueled by a wave of orders for blowout preventers and related equipment for new deepwater rigs. These newbuild rig equipment orders are being driven by the ever-expanding needs to drill in offshore regions that provide the operators with the largest reservoir opportunities. On the heels of this investment in new rigs, we fully expect to see a significant number of new subsea tree orders, as this new drilling and installation capacity comes into the market.

The DPS backlog at the beginning of 2007 was more than a billion dollars higher than the level of a year ago. Much of the drilling-related equipment is scheduled to be delivered over the next two to three years, which gives us a measure of visibility with regard to future revenues and allows us to allocate resources and capacity accordingly. The surface and aftermarket components in backlog will have shorter lead times, and efficient execution and delivery will be the focal point for the DPS group.

We have often responded to questions about growth rate forecasts in our businesses with the comment that our markets' dependence on commodity prices ensures that activity will run in cycles. The Valves & Measurement (V&M) group's performance since 2004 is making it difficult to stick to that argument.

In 2004, V&M generated $350 million in revenues. Two years later, through a combination of successful acquisitions, industry growth and capturing market share, they have become nearly a $1.2 billion business, and their profit margins have improved significantly. The Dresser On/Off Valve acquisition was the primary contributor to the gains in sales and profitability posted in this segment, but the performance was the result of much more than just combining one business with another. The V&M organization did a stellar job of incorporating the valve manufacturing operations of Dresser, much like they did in the PCC acquisition of the prior year. The people, facilities and product offerings that came with the Dresser transaction have proven to be valuable additions to the Cameron franchise.

A year ago, we expected the acquisition to have only a minimal effect on near-term results, but we underestimated the impact on 2006. The combined businesses nearly doubled in profitability as measured in EBITDA dollars, and we anticipate further increases in V&M's revenues and earnings during 2007.

Compression Systems (CS) generated increases in revenues and earnings for the third year in a row. Their energy-related business was helped by the overall activity levels in domestic natural gas markets, and they also saw a greater share of their revenues come from sales outside the U.S. The increase in the air compression side reflected strong demand from air separation customers in both U.S. and international markets, continued solid demand from industrial compression equipment customers and the favorable impact of new product introductions.

Meanwhile, orders in the CS division have continued at a pace that has caused backlog to increase steadily throughout the year, and they finished 2006 with a backlog more than twice the level of year-end 2004. As is true across all our business lines, execution will be a critical factor in meeting expectations for gains in revenues and earnings.

DOMESTIC NATURAL GAS SUPPLY, DEMAND REMAIN RELATIVELY BALANCED

U.S. natural gas production increased during 2006 as much of the Gulf of Mexico productive capacity that was lost to the 2005 hurricanes was restored, and domestic demand was actually flat to slightly lower during the year. As a result, the average natural gas price in the U.S. was lower in 2006 than in 2005, and gas in storage at year-end 2006 was not just up from the prior year, but was at the upper end of historical levels.

While the majority of our revenues are generated outside the U.S., we are nevertheless mindful of the impact of domestic natural gas markets on our business. Gas demand in the U.S. is expected to grow in 2007, perhaps by one to two percent, and production is forecast to be flat to lower for the year as producers find it difficult to increase deliverability from mature regions like the Gulf of Mexico. In that scenario, prices are likely to be stable to higher, and that implies that our customers will continue to spend money on the products and services we provide. Of course, weather will always be a factor in domestic gas markets. As 2007 began, expectations of a mild winter were keeping natural gas prices at levels modestly lower than the 2006 averages; we will see how that plays out during the balance of the year, and we will adjust accordingly to respond to our customers' needs.

WORLD OIL MARKETS

Cameron's presence in energy markets worldwide ensures that the price of, and demand for, oil will continue to be the most significant factors affecting demand for our products and services. Global demand for oil increased modestly in 2006, and is expected to grow again in 2007, with the U.S. and China accounting for most of the increase in consumption. Overall supply is projected to increase during 2007, supported by gains in productive capacity from non-OPEC countries.

High oil prices do not appear to have had a significant dampening effect on worldwide economies. The apparent stability in global economic activity seems to support the premise that we have established a new range of "acceptable" price levels for oil. We saw prices vary from the $50/barrel level to the low $70s during the year—up from the $40 to $60 range in 2005—with only limited impact on economic growth. And while OPEC appears to have embraced the idea that production cuts are reasonable when prices fall into the $50s, it does not seem likely that global oil supply could outstrip demand to the extent that prices could fall much below the low $50s. But we are not compensated for our ability to predict commodity prices; instead, we will continue to take the approach of evaluating possible impacts on our business from price fluctuations, and will manage our operations with an eye toward being responsive to changes in prices and in our customers' behavior.

CASH GENERATION SUPPORTS REINVESTMENT, ACQUISITIONS

Generating free cash from operations gives us the flexibility to choose how we reinvest in our business. We had another good cash flow year in 2006, and have a variety of opportunities available for using these funds, including capital expenditures, acquisitions and share repurchases.

Our capital spending program is a clear indicator of our commitment to efficiency improvements through constructive reinvestment in facilities. During 2006, our capital expenditures totaled $185 million, including $8 million related to our new subsea facility in Malaysia. These investments are allowing us to respond to the record levels of orders and backlog established during the year, and are effectively increasing capacity — and profitability — without adding significant roofline. Further, in the event of any downturn in activity, we expect these enhancements to reinforce our position as one of the low-cost operators in the industry. That should allow us to maintain our record of uninterrupted profitability even if the energy business enters another down cycle.

With the Dresser integration in process, we spent a lesser amount on acquisitions in 2006, and we continued to selectively buy back our own stock during the year. We spent approximately $280 million to repurchase about 6.2 million shares, and we will continue to consider both acquisitions and share repurchases as uses of cash. As of year-end 2006, we had authority to purchase approximately 8.2 million shares.

MANAGEMENT CHANGES

In November, we announced that Jack B. Moore had been elected by our board as president and chief operating officer of the Company, effective January 1, 2007. I have served as president and chief executive officer of the Company since 1995, and I will continue as chairman and CEO. Jack will be responsible for the operating performance across all of Cameron's businesses, and will share with me an active role in the day-to-day management of the Company. Jack has served as the president of the Drilling & Production Systems group since 2002, and has been with the Company since 1999. John D. Carne replaces Jack as president of the DPS organization after having served as president of the Valves & Measurement group since 2002, and James E. Wright was named president of the V&M group to replace John. John and Jim have each been with Cameron and its predecessors for more than thirty years, and bring a solid combination of experience and leadership to their new positions.

WE ARE... COMMITTED TO SUSTAINABLE PERFORMANCE

Our performance as a publicly traded company is graded by the investment community on a daily basis on a single performance scorecard: Our stock price. We operate our businesses in a manner that we expect will generate the highest long-term value to our stockholders. We do not obsess over day-to-day fluctuations in the value assigned us by the market. In addition, we realize that movements in our price are often directly related to changes in commodity prices or how the financial markets assess the prospects for those of us in the oil service industry. Cameron and its employees—many of whom, like me, are shareholders—are committed to delivering performance that translates into superior returns to our investors. Thank you for choosing to partner with us in that effort.

Sincerely,



Sheldon R. Erikson
Chairman of the Board
and Chief Executive Officer



We Are... environmentally responsible

Our basic business is the safe manufacture of equipment used in the energy business and in other industrial applications. As a public company, we are expected to generate a return for our investors. As an employer, we adhere to self-imposed high standards of ethics and performance. As a global operator, we readily accept the responsibility of being a positive influence in the markets we serve, and we work to minimize any negative impacts on all of our stakeholders—employees, customers, shareholders and the environment.

Our guiding principles include achieving the goals of economic growth and financial performance, demonstrating respect for social issues and embracing opportunities to protect and improve the environment. These are Cameron's pillars of sustainable development.

WE ARE... CREATING VALUE

As a publicly owned company, we are conscious of our role as a steward of assets for our investors, and are proud of our record on that front. We have demonstrated our ability to steadily generate earnings and cash flow, our balance sheet is one of the healthiest in the industry, and we have produced above-average returns to stockholders over our history.

WE ARE... FOCUSED ON SAFETY AND WELL-BEING

Our more than 12,000 worldwide employees are well aware of one of our basic values: "No one gets hurt. Nothing gets harmed."

We consider this core value to be one of the basic criteria for achieving operational excellence. It includes providing a safe workplace, competitive wages and benefits and respect for social and environmental issues in the more than 100 countries where we operate, while partnering with contractors, suppliers and customers to ensure that they share our commitment to being a positive influence in our local, and global, communities. That influence extends to our support of employees' volunteer efforts on behalf of local organizations, as well as financial and in-kind contributions made by the Company to local and national charities.

Cameron's Health, Safety & Environmental (HSE) steering council, made up of senior managers from across our business lines, directs such company-wide programs as the implementation of our global HSE Policy and development of an HSE Management System, built on internationally recognized processes and establishing standards for all of Cameron's operations. Our HSE programs include extensive training, education and review processes under a framework that applies strict criteria across all of our operations.

As a result, many of our facilities have posted multiple-year records of operation without a single lost-time incident, and have been acknowledged for their efforts by governmental and industry organizations. For example, the Valves & Measurement group's Hammond, Louisiana facility received the Louisiana Department of Labor's SHARP (Safety and Health Achievement Recognition) award in 2006 for its exemplary safety and health management system. On a company-wide basis, Cameron completed 2006 with zero occupational health, safety or environmental fines or penalties.

WE ARE... COMMITTED TO SUSTAINABILITY

As a significant participant in the global community, we recognize we have the responsibility to operate in a manner that protects people and the environment and preserves the planet for future generations. Our efforts have been acknowledged by governmental and industry organizations in the form of awards for innovation and technological advancement, and many of our products are noted for their quality, safety and long-term reliability, as well as being environmentally and ecologically efficient. Cameron's all-electric subsea production system is designed to reduce the risk of environmental contamination (by eliminating hydraulic fluids), minimize space and weight requirements and provide customers with enhanced reliability and operating performance. Similarly, redesign efforts in our compression product lines have yielded lighter, sturdier units that offer greater efficiency and reduced emissions levels, well under government guidelines.

Our Standards of Conduct Policy sets out the principles under which we conduct our global activities. The Standards are made available to all employees, who are expected to comply with these guidelines in every aspect of their work. Cameron's Standards of Conduct, Code of Ethics and other corporate governance documents, including Cameron's HSE Report, are available on the Company's website at www.c-a-m.com.

Cameron's long-term operating performance, disclosure practices and the enhanced transparency of financial reporting rules provide our constituents with substantial insight into the social, economic and environmental impacts of Cameron's operations. We strive to comply with the highest ethical standards and the local laws and guidelines in the many locales where we do business. Our board of directors regularly reviews the Company's performance from a social responsibility perspective, and is committed to providing the processes, facilities, standards, training, discipline and work culture to ensure that "No one gets hurt. Nothing gets harmed."



a leading provider of systems and equipment used to control pressures and direct flows of oil and gas wells.



Statistical/Operating Highlights ($millions)

	2006	2005	2004
Revenues	$2,113.1	$1,507.8	$1,402.8
EBITDA	417.4	222.7	170.2
EBITDA (as a percent of revenues)	19.8%	14.8%	12.1%
Capital expenditures	115.1	49.8	28.9
Orders	3,256.9	2,301.1	1,274.4
Backlog (as of year-end)	2,661.3	1,503.6	752.9

Our products are employed in a wide variety of operating environments, including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations.

PRODUCTS – Surface and subsea drilling and production systems, control systems, blowout preventers (BOPs), oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services.

CUSTOMERS – Oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers.

Cameron's Drilling & Production Systems group (DPS) provides products and services through an organizational structure with the following business units: Drilling Systems, Surface Systems, Subsea Systems, Flow Control and Petreco Process Systems.

FINANCIAL OVERVIEW

DPS's revenues increased to $2,113.1 million in 2006, up 40 percent from $1,507.8 million in 2005. EBITDA was up 87 percent from a year ago, at $417.4 million, compared with 2005's $222.7 million. EBITDA as a percent of revenues was 19.8 percent in 2006, up from 14.8 percent.

DRILLING SYSTEMS

A leader in providing drilling products, systems and services, including BOP stacks, controls, elastomers, manifolds and riser systems.

In the drilling industry, Cameron's name is synonymous with safety, reliability and cost-effective solutions when it comes to pressure control for land, offshore, platform and subsea drilling applications. Cameron introduced the industry's first ram-type BOP in 1922, installed the first direct hydraulic subsea drilling control system in 1968 and developed the first multiplex subsea drilling control system in 1975. Today, Cameron Drilling Systems offers some of the most innovative and technologically advanced drilling solutions in the oil and gas industry.

Drilling equipment designed and manufactured by Cameron includes ram and annular BOPs, drilling risers, drilling valves, choke and kill manifolds, surface and subsea BOP control systems, multiplexed electro-hydraulic (MUX) control systems and diverter systems. Cameron also provides services under CAMCHEC™, an inspection system that allows drilling contractors to inspect drilling riser on their rigs offline, saving time and money on maintenance and unnecessary transportation.

It was a unique year for the drilling industry in 2006. With oil and gas prices at historical highs, and with world oil demand expected to continue to grow, demand for drilling rigs led to full utilization in most sectors and created a worldwide rig shortage. Oil companies entered into long-term contracts for available rigs at unprecedented day rates, rigs that had been cold-stacked were reactivated and newbuild rig activity escalated to meet demand.

As a result, Cameron experienced a record year in bookings for surface and subsea drilling products in 2006, surpassing the levels seen in the major newbuild construction cycle of 1981 and reinforcing Cameron's role as the primary supplier of BOPs and related equipment to the industry.

Cameron's market presence was enhanced through a working relationship with a Norwegian packager that began in 2005. This relationship aided Cameron in securing several orders for subsea drilling systems from emerging Norwegian companies in the newbuild floating rig market. During 2006, Cameron booked a total of 18 subsea drilling systems that included 18 ¾-inch, 15,000-psi subsea stacks and MUX control systems. On many of these projects, Cameron will also supply its patented LoadKing™ drilling riser for the newbuild semi-submersibles and drillships. In addition, Cameron booked 24 surface systems for the newbuild jackup rig market during 2006, as well as multiple surface systems for land rigs. Deliveries of this equipment, particularly the subsea systems, will extend well into the year 2009.

In response to the record orders and increased backlog, Drilling Systems is investing significant capital in order to meet customers' needs. Major investments in machine tools are being made in the Company's manufacturing plants in Berwick, Louisiana, Beziers, France and Houston, Texas, including the development of a state-of-the-art riser fabrication and assembly facility in Beziers.

Cameron's long-time leading market position in drilling has created the largest installed base of BOPs, control systems and choke and kill manifolds in the industry. With safety and reliability issues reinforcing demand for parts and service from original equipment manufacturers, Cameron offers worldwide aftermarket services under the CAMSERV™ brand and provides replacement parts for drilling equipment through a comprehensive global network.



Significant events during 2006 included the following:

- Orders in the DPS group were a record $3,256.9 million, with more than 40 percent related to the Drilling Systems business.
- Subsea Systems received the initial order for the CameronDC™ all-electric subsea system, with installation to take place in 2007.
- Construction began on a $32 million facility in Malaysia that will add subsea manufacturing capacity.
- A ten-year frame agreement was signed with BP for the supply of subsea systems in the Gulf of Mexico.

SURFACE SYSTEMS

Global market leader in surface production equipment, from conventional to high-pressure, high-temperature (HPHT) wellheads and API Christmas trees, with a worldwide network of service facilities.

Cameron's Surface Systems division supplies a wide variety of product offerings for surface production applications across a diverse worldwide customer base. This business remains the largest revenue contributor to Cameron's results, and continues to build on the strengths of its global base of installed equipment and its aftermarket presence in virtually every major hydrocarbon-producing region around the world.

NORTH AMERICAN MARKETS CONTINUE TO BE ACTIVE

North America was again an important market for Cameron's surface equipment, as the U.S. rig count increased steadily throughout the year, and Cameron benefited from its strong relationships with the more active operators, especially in the U.S. Canadian markets also showed increases over the prior year's sales, although some operators chose to slow activity in the face of concerns over softening in gas prices later in the year. Cameron's ongoing investments in facilities and personnel, the Company's service performance and a focus on higher-pressure applications will be important to Cameron's continued success in these markets.

NEW BUSINESS ADDED WITH EUROPEAN AND AFRICAN OPERATORS

During 2006, Cameron's Eastern Hemisphere operations experienced growth with its traditional customers and was successful in entering new markets. In the Caspian Sea, Cameron received a contract for the supply and replacement of surface trees and wellheads for the Tengiz oil field, one of the world's largest. Cameron also plans to add a new aftermarket base in Baku, Azerbaijan to support long-term contracts with AIOC and BP for platform and subsea developments, and the Surface Systems division has also secured orders in developing markets like Uzbekistan and Turkmenistan.

Cameron's role as a supplier of wellheads and trees for the Sakhalin-1 project has led to new orders from operators in this region, including a five-year contract for equipment and services with Sakhalin Energy Investment Company, which includes Gazprom and Shell as partners. In addition, Cameron is supplying block trees to Gazprom and Wintershall for a gas development in Western Siberia.

North Africa business activity included the receipt of a three-year contract from BP Algeria and continuing orders from a variety of regional operators, including Sonatrach, Repsol, Woodside, Total and Shell Algeria. Cameron will provide equipment for the new phase of development for Total E & P Congo's N'Kossa field, and new surface equipment orders were received from both Total and Shell in Gabon, and from CNR in Ivory Coast.

Cameron saw a number of new orders in European markets, including the North Sea, during the year. BP, Shell and Talisman were among the operators conducting major workover programs and infield developments on North Sea platforms using Cameron's SSMC surface wellhead and tree equipment. Cameron entered into a global frame agreement with Austrian producer OMV, covering their activities in Europe, the Middle East, and Asia. Hydro Norway signed a five-year contract with Cameron to extend the field life of platforms in the Oseberg field using such Cameron technologies as 18 ¾-inch SSMC wellheads and conductor sharing wellheads. Finally, ExxonMobil Germany entered into a five-year agreement with Cameron for support of their onshore drilling and production activities throughout Europe.

Cameron's Romanian facility, acquired in 2004, is supporting an ongoing well rehabilitation program with Petrom, the former state petroleum company of Romania, which is now majority owned by OMV. Cameron has provided equipment and technical assistance to OMV/Petrom in their efforts to increase production in central Romanian oilfields, beginning with a successful 20-well pilot program. Cameron Romania has now signed a contract for an additional 200 wells, and expects this agreement to continue into 2008. This relationship is expected to generate as much as $100 million in incremental revenues over the 2006 to 2008 time period.

ONGOING AGREEMENTS SIGNED FOR MIDDLE EAST BUSINESS

Cameron's surface orders for the Middle East reached record levels in 2006, with much of the growth resulting from contracts with Qatar Gas and Qatar Shell for the supply of more than 50 high-specification wellheads and trees with a total value in excess of $30 million. In Saudi Arabia, where rig activity has continued to increase steadily, Cameron signed a five-year agreement with Aramco for a significant share of their wellhead and Christmas tree needs. In light of the growth in the region and to help meet local content requirements, Cameron has invested in expanding its facilities in Saudi Arabia and Oman. These steps will position Cameron for future market share gains and mesh well with the Company's sustainable development goals.

Cameron's Asia-Pacific markets were also strong, driven by ongoing and new contracts with Total Indonesia, Shell Brunei and Woodside Australia, and highlighted by a new contract with OMV for the Maari Project in New Zealand, which incorporates a new wellhead design to accommodate a downhole heating system, and offers the potential for added sales in similar applications worldwide.

SUBSEA SYSTEMS

Longtime provider of high-reliability subsea production equipment and related services, including system solutions, project management and engineering expertise.

Cameron's Subsea Systems division provides subsea wellheads, Christmas trees, manifolds, and production controls to customers worldwide, from basic tree orders to integrated solutions that require systems engineering and project management as well as installation and aftermarket support. During 2006, Cameron completed approximately 100 subsea trees, and received new orders for more than 110. Cameron expects to complete more than 110 subsea trees and the associated manifolds, production controls and other equipment during 2007.

Cameron has been a significant contributor to the subsea industry since its inception, and today accounts for approximately a quarter of all the subsea trees ordered or installed in the global market. Its reputation for reliability and service, technology contributions like the SpoolTree™ and CameronDC™ product offerings, and longstanding relationships with customers have confirmed Cameron's Subsea Systems group as one of the industry leaders.

PROGRESS CONTINUES ON PRIOR YEARS' SUBSEA PROJECT AWARDS

During 2006, Cameron completed the systems integration testing process for the Chevron Tahiti project in the Gulf of Mexico, a $110 million contract that was awarded in late 2004. The project includes eight high-pressure subsea trees, production controls, manifolds, chokes, flowline connection systems and other associated equipment. Initial deliveries and installation began in the third quarter of 2006, with deliveries to be complete in the second quarter of 2007.

Also during 2006, Cameron completed building most of the equipment necessary to complete qualification and system testing for Total's Akpo project offshore Nigeria. This contract, valued in excess of $350 million, was awarded to Cameron in 2005, and includes 39 subsea wellheads and vertical bore trees, production controls and ten manifolds, as well as a new generation horizontal connection system. Wellheads are currently being installed, and the installation of the trees, controls equipment and manifolds will take place during 2007 with initial production expected in 2008.

NEW ORDERS ADD TO BACKLOG

In Brazil, Cameron continued to benefit from its designation as a supplier of choice by Petrobras based on the Company's performance in the areas of on-time delivery, quality, aftermarket support and health, safety and environmental compliance. Cameron completed delivery of several subsea projects for Petrobras, including its first-ever deepwater subsea manifold system, and was awarded a total of 25 trees for future delivery, resulting in another record year-end backlog in the Brazilian market. Cameron is investing capital in both its manufacturing facility in Taubate and its aftermarket facility in Macae in order to accommodate current and future demand in the region.

One of Cameron's more notable orders in 2006 will result in the Company supplying the industry's first broadband subsea control system. This contract with GUPCO, for its Taurt Field offshore Egypt, includes four subsea trees and related equipment, and is valued at approximately $50 million. The subsea production control system will use high-speed fiber optic communications to link to the subsea control modules, and will also be capable of communicating data via a broadband network to third parties, as needed. This represents the first use of this technology in developing communication networks that will be complimentary to applications like subsea processing.

Cameron also received an order from BHP Billiton for fifteen 10,000-psi trees and related equipment, including chokes, manifolds and flowline connections, to be installed on their Shenzi Project in the Gulf of Mexico. Deliveries are scheduled to begin in the first quarter of 2007 and continue through the third quarter of 2008.

In addition to numerous smaller orders for subsea trees and related equipment, Cameron also booked orders for multiple-well projects offshore Australia and offshore Egypt, and has an ongoing exclusive contract for the provision of subsea wellheads for Pemex's exploration program in the Bay of Campeche.

SUBSEA SYSTEMS ADDS TO LONG-TERM SUPPLY AGREEMENT PORTFOLIO

Cameron entered into a ten-year frame agreement with BP in 2006 to provide subsea systems and related services for all of BP's future subsea developments in the Gulf of Mexico. The agreement covers subsea trees and controls, manifolds, chokes, and flowline connection systems, as well as engineering, project management, field support services, and frame agreement management. The Subsea Systems group initially expects four to six wells per year under the agreement, with future levels dependent on BP's Gulf of Mexico activity.

Cameron also has an ongoing frame agreement with BP in the U.K. North Sea for the supply of subsea trees, wellheads and related services. BP typically orders five to ten trees annually under this agreement, which is now in its tenth year, and they used the North Sea frame agreement as a template for the procurement of four subsea trees for use in the Azerbaijan sector of the Caspian Sea. In addition, Cameron is in the second year of a seven-year frame agreement in the U.K. North Sea with BG, under which they have ordered 15 trees to date.

Other current supply agreements include a frame agreement with BHP Billiton, under which Cameron supplies subsea trees and associated products and

services for BHP Billiton's Gulf of Mexico projects. Through year-end, 22 trees had been ordered, and the agreement will be up for renewal in 2009. Cameron is also providing subsea trees to Petrobras, a longtime customer, under a three-year frame agreement that was awarded in 2006.

CAPITAL INVESTMENTS ADD CAPACITY, IMPROVE EFFICIENCY

Throughout Cameron's business lines, investments are being made in equipment and facilities to address capacity needs, improve efficiency and lower manufacturing costs.

Construction began in mid-2006 on a new subsea manufacturing center in Johor, Malaysia. This $32 million investment includes a state-of-the-art manufacturing, assembly and test plant, and is expected to be in full operation by the fourth quarter of 2007. In addition to adding low-cost productive capacity to the subsea business, the Malaysian facility will allow Cameron's Singapore operations to allocate greater resources to the continued strong demand for surface equipment in the Mideast and Southeast Asia markets.

Additional investments have been made in Cameron's subsea tree production facilities in Leeds, England and Taubate, Brazil, including adding roofline in Taubate and upgrading the machine tools and expanding assembly and testing capabilities at both locations. The full benefits of these capacity and efficiency investments, completed in 2006, should be realized in the second half of 2007. Control systems for Cameron's subsea trees are manufactured in Celle, Germany, where investments in the assembly and testing centers have allowed Cameron to perform more of this work in-house, substantially reducing reliance on outside vendors.

SUBSEA TECHNOLOGY ENHANCEMENT, RESEARCH & DEVELOPMENT EFFORTS CONTINUE

Cameron has a long history of innovation and applied technology in the energy business, including the development of the SpoolTree horizontal subsea production system in the early 1990s and its subsequent acceptance as the industry standard for subsea completions.

Cameron has now received the first order for its CameronDC all-electric subsea production system from Total E&P Nederland B.V. for use in their multi-well K5F development in the Dutch North Sea. This is the world's first application of an all-electric subsea production system, including two all-electric subsea Christmas trees and an all-electric control system. Initial deployment is planned for mid-2007, with production to begin in 2008.

Total conducted extensive technical and economic reviews of the CameronDC system to verify its advantages over conventional systems, including greater uptime, improved functionality and enhanced environmental performance. CameronDC allows operators to use less costly umbilicals and eliminate hydraulic fluids, making the system well-suited for environmentally sensitive areas with strict fluid discharge restrictions. Discussions are under way with other operators who have expressed interest in the CameronDC system, with additional orders expected during 2007.

Subsea processing solutions, including subsea separation and multiphase pumping systems, will ultimately be an integral part of customers' efforts to maximize production from subsea reservoirs worldwide. In 2006, Subsea Systems and Petreco introduced their two-phase and three-phase subsea separation systems, developed through their joint technology development team.

These systems combine subsea technology with processing and separation technology in a highly-reliable modular system. The compact design is made possible by the use of the CameronDC all-electric control system, and these seabed-based systems should provide operators with improved flow assurance, increased production and lower capital and operating expense over the life of subsea fields.

In addition, Cameron formed a joint venture with Curtiss-Wright EMD, with plans to combine Curtiss-Wright's motor and pump expertise with Cameron's subsea technologies to develop integrated subsea multiphase pumping systems. Such systems would provide incremental lifting energy for produced fluids and accelerate overall production rates from fields, improving customers' return on investment.

Finally, Cameron has been a primary provider of equipment used in high-pressure, high-temperature applications for many years. Current research and development work at Cameron is focused on extreme high-pressure and high-temperature products and systems, particularly for deepwater applications, as well as the need for a new generation of subsea equipment and systems that can accommodate future field developments in water depths of 8,000 feet or more.

FLOW CONTROL

Provides focused expertise in flow control technology, including drilling and production chokes, as well as actuators for gate valves and ball valves, for Cameron and other industry manufacturers' equipment.

Cameron's Flow Control business continued to develop new and improved product offerings in support of its position as a supplier of chokes, actuators and related equipment to the industry, including Cameron installations and those serviced by other manufacturers.

In 2006, Flow Control launched its new generation compact subsea choke at the Offshore North Sea trade show in Stavanger, Norway. This new subsea choke is 35 percent smaller and 45 percent lighter than prior versions, yet retains all of the field-proven critical features from the previous generation. In addition to its smaller size, the new subsea choke provides operators with improved accessibility within manifolds by offering vertical access to the retrievable choke insert, further reducing the overall footprint and space requirements of both trees and manifolds. Orders for the initial production units have already been received, and this new offering is expected to allow Cameron to increase its share of the subsea choke market.

The Flow Control product family was expanded in April of 2006 with the addition of the LEDEEN® quarter-turn actuator line, acquired in the Dresser transaction. The addition of the LEDEEN actuator line to Flow Control's offerings establishes Cameron as a major supplier of quarter-turn actuators. In addition to the Voghera, Italy, manufacturing plant, a dedicated global sales force has been hired and an actuation and control center is being built in Houston to provide quick delivery and service to the American market. Penetration of the North American market should provide a growth opportunity for the Flow Control business.

The surface choke product family was also expanded in 2006, as Flow Control began producing and selling AOP brand surface chokes in its Houston facility. This value-priced offering complements the WILLIS choke product line by providing a competively-priced standard choke solution for smaller, lower specification applications, and should provide good volume growth at attractive margins as the Company enters these new market segments in 2007.

Excluding the addition of the LEDEEN business, shipments in Flow Control were up nearly 40 percent during 2006. While significant growth was experienced across all product lines, the greatest impact came in subsea chokes, due to increased deliveries to Cameron's Subsea Systems division and continuing gains in market share with third party subsea systems suppliers.

The global market for all Flow Control products is expected to continue to grow in 2007, although at a more controlled pace than 2006. The subsea choke and actuator product lines and the LEDEEN quarter-turn actuator product line have the greatest growth potential. The subsea market activity will depend on the timing of several significant subsea projects that are expected to be awarded in 2007, while the LEDEEN quarter-turn actuator growth is dependent on successfully penetrating the North American midstream market.

PETRECO PROCESS SYSTEMS

Provides custom-engineered process packages to operators worldwide for separation and treatment of oil, gas, water and solids.

In 2005, Cameron's Petreco Process Systems division received an order worth in excess of $50 million for the oil, water and gas processing equipment for the Petrobras P-53 project in Brazil. As of year-end 2006, more than 70 percent of the construction on this project, the largest order in Petreco's history, had been completed. Final shipment of this modular-built system is scheduled for mid-year 2007. Another significant project during 2006 was the delivery of a major produced water treating system for AERA in California, worth approximately $11 million.

Petreco recorded its fifth consecutive year of record orders and revenue in 2006, including an order for equipment utilizing patented technology for reclaiming monoethylene glycol for a gas production application for Petrobras in Brazil. Other significant orders received in 2006 included an order for electrostatic desalters for the Jamnagar Refinery in India and a produced water treating system for a major field expansion in Kuwait.

Orders were modestly higher than in 2005, with projects in Asia providing the largest increase, followed by North America, the FSU and the Middle East, while orders from Europe and Latin America declined from a year ago.

A joint technology development team, comprising members from Cameron's Subsea Systems and Petreco Process Systems divisions, is continuing to pursue combining the Company's subsea equipment experience and separation technology to provide customers with subsea processing options.



a leading provider of valves and measurement systems primarily used to control, direct and measure the flow of oil and gas.



Statistical/Operating Highlights ($millions)

	2006	2005	2004
Revenues	[illegible]	$625.1	$350.1
EBITDA	198.2	118.3	50.0
EBITDA (as a percent of revenues)	16.8%	18.9%	14.3%
Capital expenditures	33.3	13.8	13.7
Orders	1,296.0	710.8	365.7
Backlog (as of year-end)	620.8	469.0	122.9

Cameron's Valves & Measurement (V&M) group is a leading provider of valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. Equipment used in these environments is generally required to meet demanding standards, including API 6D and the American Society of Mechanical Engineers (ASME).

PRODUCTS – Valve offerings include gate valves, ball valves, butterfly valves, ORBIT® valves, block & bleed valves, plug valves, globe valves, check valves, actuators, chokes, and aftermarket parts and services. Measurement products include totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling systems.

CUSTOMERS – Oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies.

FINANCIAL OVERVIEW

Revenues in Cameron's V&M group were $1,177.9 million for the year, up 88 percent from 2005's $625.1 million. EBITDA was $198.2 million, up nearly 68 percent from $118.3 million the previous year. Orders increased from $710.8 million in 2005 to $1,296.0 million in 2006. The year-over-year increases in orders and revenues reflect the impact of the Dresser acquisition and strength in global markets for V&M's products and services.

DRESSER INTEGRATION ESSENTIALLY COMPLETE, SIGNIFICANT BENEFITS REALIZED

The acquisition of the On/Off Valve business unit of the Flow Control segment of Dresser, Inc. was announced in late 2005, and the integration of the Dresser operations within Cameron was essentially completed by year-end 2006.

The combination of these businesses has significantly enhanced Cameron's position in the marketplace, particularly in international venues; the Company's product offerings and service capabilities have been greatly expanded; and the acquisition has been favorably accepted by the majority of customers. Cameron has capitalized on market opportunities with the resulting broader product line, and numerous efficiencies have been realized as a result of the combination. Revenues and earnings for Cameron's V&M group increased significantly in 2006, making this one of Cameron's most successful acquisitions.

DISTRIBUTED VALVES

These valve products are sold through distributor networks, primarily in North America, for use in oil and gas applications and include such widely recognized brand names as WKM®, DEMCO®, NUTRON®, TBV®, AOP®, THORNHILL CRAVER®, TEXSTEAM® and WHEATLEY®.

Business in the Distributed Valves division tends to closely track North American oil and gas activity. Continuing growth in rig count and increased spending from oil and gas operators kept demand for oilfield valves and related products relatively high during 2006, generating gains in orders and revenues for the year.

The WHEATLEY check valve and TEXSTEAM plug valve product lines added in the Dresser acquisition have been integrated into Cameron's Oklahoma City manufacturing facility. Capital investments in new machine tools have helped respond to the additional demand associated with these product offerings, which have been reintroduced to the marketplace through Cameron's distribution channels, providing incremental revenues. In addition, improvements in the AOP operations have enhanced the ability to meet market demands.

North American rig activity and investments in production facilities were the primary factors in 2006 revenue gains; moderation in North American markets is expected to lead to more modest activity levels in 2007, with spending by customers dependent primarily on natural gas markets.

ENGINEERED VALVES

The Engineered Valves division provides large-diameter valves for use in natural gas, liquefied natural gas (LNG), crude oil and refined products transmission lines.

The traditional CAMERON® fully-welded ball valve product line has been combined with the GROVE®, RING-O® and TOM WHEATLEY® product lines acquired in the Dresser transaction. This broad offering has significantly strengthened Cameron's ability to serve as a single source for a wide scope of customer requirements.

The Dresser acquisition generated a need for rationalization of product offerings, eliminating overlaps and capitalizing on the strengths of the combined product lines. That process and the related need for plant consolidations have been completed.

The solid performance in this business during 2006 was characterized by increased orders and revenues associated with large-scale infrastructure projects; capitalizing on the Company's deeper product portfolio; and building on alliances with major oil and gas companies and engineering and construction contractors worldwide. Specifically, order gains came from significant pipeline spending in the North American market and infrastructure investments in the Far East and Middle East markets, all of which are expected to continue to be relatively active in 2007.

PROCESS VALVES

Process Valves provides critical service valves for refinery, chemical and petrochemical processing businesses and for associated storage terminal applications, particularly through the ORBIT and GENERAL® valve product lines.

These brands are widely accepted for critical applications and are well-suited for the extreme conditions in these markets.

The TK® and ENTECH® check valve brands, acquired in the Dresser transaction, complement the ORBIT and GENERAL lines and the WKM and FOSTER® gate valve products, and expand the scope of this division's product offerings. Major project awards in LNG and gas processing, as well as significant project activity related to product storage terminals, were sizable contributors to revenues and orders during 2006.

Product and plant consolidations related to the Dresser acquisition have been completed in this division as well, improving efficiencies and eliminating overlaps.

Continued expansion in international energy markets, particularly Europe, South America, the Middle East and Asia, is expected to drive demand for the equipment and services for Cameron's Process Valves division during the coming year.

MEASUREMENT SYSTEMS

Measurement Systems designs, manufactures and distributes instrumentation for the oil and gas and process control industries.

Measurement Systems' products and services are used in the measurement and control of pressures, temperatures, levels and flows. Cameron entered this area with the 2005 acquisition of NuFlo Measurement Systems, which was followed by the early 2006 acquisition of Caldon, Inc., further expanding its presence in the measurement and process markets.

The division's four main product lines, NUFLO™, BARTON®, CALDON® and CLIF MOCK™, highly regarded for their accuracy and durability, provide customers with equipment suited for most any measurement need, from simple mechanical instruments to fully automated production optimization applications.

The CALDON product offerings use advanced ultrasonic technology to accurately determine flows by measuring the movement of sound waves through fluids. CALDON benefited in 2006 from the late-2005 release of a new meter developed specifically for LNG measurement requirements, and also saw revenue gains as a result of strong demand from the nuclear power industry for equipment capable of providing increased accuracy for feed water flow measurement.

Measurement Systems' revenues are closely aligned with onshore North American oil and gas activity, especially in the upstream production markets. High rig activity and increased spending from oil and gas operators kept demand for these products strong in 2006; while forecasts indicate North American activity may moderate in 2007, Cameron's Measurement Systems division plans to continue efforts to expand into international energy markets, particularly the Middle East and Asia, as targets for future growth.

AFTERMARKET SERVICES

Aftermarket Services provides OEM parts, repair, field service, asset management and remanufactured product to customers, particularly in support of the installed base of equipment originally sold under the numerous brands within Cameron's expanded V&M businesses.

This business has generated solid revenue growth for the past two years, reflecting the impacts of prior acquisitions and increased demand for field service and remanufactured products in both the U.S. and international markets. Continued growth in 2007 is expected from the installation of new service locations and the opportunities to provide parts and services to a significantly increased base of equipment in the Cameron V&M family of valve products.



We Are...

an established provider of reciprocating and centrifugal compression equipment and aftermarket parts and services.

Statistical/Operating Highlights ($millions)

	2006	2005	2004
Revenues	$452.0	$384.9	$340.0
EBITDA	58.6	42.1	41.5
EBITDA (as a percent of revenues)	13.0%	10.9%	12.2%
Capital expenditures	20.5	7.3	6.9
Orders	521.3	449.8	369.3
Backlog (as of year-end)	248.9	183.2	124.2

Reciprocating compression equipment (Reciprocating Technology) is used throughout the energy industry by gas transmission companies, compression leasing companies, oil and gas producers and independent power producers. Integrally geared centrifugal compressors (Centrifugal Technology) are used by customers around the world in a variety of industries, including air separation, petrochemical and chemical.

FINANCIAL OVERVIEW

Compression Systems' revenues totaled $452.0 million during 2006, up 17 percent from $384.9 million in 2005. EBITDA was $58.6 million, up from $42.1 million in 2005. EBITDA as a percent of revenues was 13.0 percent, compared with 10.9 percent during 2005. Orders totaled $521.3 million, up 16 percent from 2005's $449.8 million.

RECIPROCATING TECHNOLOGY

Cameron's Compression Systems division is an established provider of reciprocating compression equipment and related aftermarket parts and services for the oil and gas industry. Its products and services are marketed under the AJAX®, SUPERIOR®, COOPER-BESSEMER®, PENN™, ENTERPRISE™, TEXCENTRIC®, COMPRESSION SPECIALTIES™ and TURBINE SPECIALTIES™ brand names. Compression Systems provides global support for its products and maintains sales and/or service offices in key international locations.

PRODUCTS – Aftermarket parts and services, integral engine-compressors, separable compressors and turbochargers.

CUSTOMERS – Gas transmission companies, compression leasing companies, oil and gas producers and processors and independent power producers.

RECIPROCATING COMPRESSOR MARKET DRIVEN BY GAS MARKET STRENGTH

Cameron's orders for new gas compressor units increased during 2006 as continued strength in U.S. natural gas markets fueled demand for compression equipment orders industry-wide.

AJAX integral compressor orders in 2006 remained at robust levels due primarily to demand from lease fleet operators in the U.S. The AJAX product is ideally suited for lease fleet application as it is extremely low maintenance and can operate "remotely" without the need for onsite personnel. Orders for AJAX units were also received from a number of international locations, including China, the Ukraine and Yemen, where natural gas development has increased along with GDP expansion.

Cameron's SUPERIOR-brand separable compressor product also saw growth in orders during 2006, driven by expanded international demand for gas production as well as entry into new markets, including LNG, FPSO applications and fuel gas boosting uses. Strength in global natural gas markets, especially in the Asia-Pacific region, drove much of the increase. New product introductions of the AXIS™ and C-FORCE™ brands, as well as expanded channels to market in Asia and the U.S., also provided benefits in 2006.

AFTERMARKET INITIATIVES KEY TO RECIPROCATING BUSINESS

Approximately 69 percent of Compression Systems' reciprocating business revenues are generated by aftermarket parts and services in support of the Company's worldwide installed base of compression equipment. Compression Systems' aftermarket strategy combines a broad supply of products and services with the development of business alliances with select customers. Cameron's alliance programs help customers reduce their vendor population and aligns them with strong partners—like Compression Systems—who offer a broad range of capabilities and expertise on a global basis.

Additional strategies for taking advantage of opportunities with aftermarket customers include: increasing the number and types of customer alliances, bundling repair capabilities globally, expanding vendor consignment agreements to assure parts availability, developing and marketing retrofit enhancements and realignment of the sales force to better meet market and customer demands. The Company will also continue to provide customers with contract maintenance agreements, assuring them ready access to parts and services.

2007 OUTLOOK – RECIPROCATING

If natural gas demand and prices remain relatively high in 2007, domestic gas producers will probably pursue development of new gas reserves and fully exploit existing fields. Such activity would support both new compressor sales and the aftermarket business related to installed equipment. On the international front, natural gas will continue to be the fuel of choice for developing countries like China, India and the FSU nations, and compressed natural gas (CNG) applications are expected to take on greater emphasis.

A couple of new offerings were recently introduced in the reciprocating product line. The AXIS reciprocating compressor is an all-new barrel-frame design targeted at the natural gas lease fleet markets. This new, more flexible design replaces two prior offerings, allows the buyer to select a variety of crankshaft configurations and

results in a lighter-weight frame with added dynamic stiffness. The new C-FORCE™ compressor was created through the addition of new tandem cylinders to a small Superior reciprocating frame, providing an offering ideally suited to CNG applications.

Orders for 2007 for both new reciprocating compressors and aftermarket services are expected to increase modestly. Cameron's reciprocating efforts will be focused on successfully launching the new product offerings, expanding channels to market (especially internationally), growing the turbocharger business in support of clean air initiatives, and establishing selected international partners to assemble legacy products for sale into developing countries. On the latter front, Cameron is evaluating the possible reintroduction of certain of its legacy engines and one of its older AJAX pump jacks as new unit offerings for the international market. 2007 results will depend on activity in global gas markets, further refinement of the Company's channels to market, the success of new product offerings and continued focus on cost reduction.

CENTRIFUGAL TECHNOLOGY

Cameron's Compression Systems division manufactures and supplies integrally geared centrifugal compressors and aftermarket services to customers worldwide. Centrifugal air compressors, used primarily in manufacturing processes (plant air), are sold under the trade name of TURBO-AIR®, with specific models including the TA-2000, TAC-2000, TA-3000, TA-6000 and TA-9000. Compression Systems' engineered compressors are used in the process air and gas industries and are identified by the MSG® trade name.

PRODUCTS – Integrally geared centrifugal compressors, compressor systems and controls. Complete aftermarket services including spare parts, technical services, repairs, overhauls and upgrades.

CUSTOMERS – Petrochemical and refining companies, natural gas processing companies, durable goods manufacturers, utilities, air separation and chemical companies.

CENTRIFUGAL COMPRESSOR MARKET

Centrifugal unit orders for both plant air and engineered units showed increases during 2006, driven primarily by new orders from Europe, the FSU and China. Compression Systems' entry into the API air market also drove incremental business. Continued weakness in the U.S. dollar gave some price advantage to domestic manufacturers like Cameron in selling into Europe, but the meaningful growth in this market came from new market inroads - API, process gas, fuel gas boosting and LNG.

Standard plant air markets, however, remained very competitive in 2006, and Cameron saw only a small increase in new orders. With the Company's overall capacity operating at relatively high utilization levels, Cameron chose not to compete for lower-margin business, and declined jobs that would have generated less-than-acceptable margins. With a series of cost reduction initiatives currently underway, the Company will consider taking on additional plant air business in 2007, but only at margins that generate appropriate returns. Past efforts to diversify both the products and the markets served in this area have led to improved results, growth opportunities and the ability to absorb a decline in any single market.

New product offerings in the centrifugal line include two additional products scheduled for launch in 2007 – the MSG80 and the TA-2040. The former will be the largest compressor made by Cameron and will target the air separation market, especially steel manufacturers that are moving to larger frame sizes. The TA-2040 will be a high-pressure compressor sold into the PET market (plastic bottle blowing). Both reflect Cameron's continuing diversification focus by moving the Company into new markets.

2007 OUTLOOK – CENTRIFUGAL

Centrifugal compressor demand is closely tied to global manufacturing activity and overall economic health. Strategically important markets like China, Taiwan, Turkey, India, South Korea, Brazil, the FSU and the U.S. are expected to offer continuing opportunities for Cameron during 2007.

Cameron plans to more fully participate in the Chinese steel manufacturing markets by offering a larger engineered compressor (the MSG80), and by increasing the Company's facilities and staffing in China. Indonesia, Korea and Thailand also offer opportunity for standard machine sales into the strong electronics markets.

The major European economies, including the United Kingdom, Germany and Italy, all experienced flat to declining industrial production and capacity utilization in the last couple of years, and are forecast to see only marginal GDP growth in the near future. Cameron plans to expand its presence in promising regions like India, the UAE, Saudi Arabia and Egypt, focusing on the industrial API markets, fuel gas boosting and process gas.

Centrifugal aftermarket growth should continue to be strong following two record years. Continuing initiatives to increase market share include alliances, unit exchanges, e-business and repair services, building on the additions to sales staff and service facilities made in the last few years.

Management's Discussion and Analysis of Results of Operations and Financial Condition of Cameron International Corporation

The following discussion of Cameron International Corporation's (the Company or Cameron) historical results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report. All per share amounts included in this discussion are based on diluted shares outstanding.

Overview

At the Annual Meeting of Stockholders of the Company held on May 5, 2006, stockholders voted to change the corporation's name to Cameron International Corporation. Upon the change in the corporate name, the Company also rebranded its three existing business segments into Drilling & Production Systems (DPS), formerly the Cameron segment; Valves & Measurement (V&M), formerly the Cooper Cameron Valves segment; and Compression Systems (CS), formerly the Cooper Compression segment.

Based upon the amount of equipment installed worldwide and available industry data, DPS is one of the world's leading providers of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. DPS's products are employed in a wide variety of operating environments including basic onshore fields, highly complex onshore and offshore environments, deepwater subsea applications and ultra-high temperature geothermal operations. DPS's products include surface and subsea drilling and production systems, control systems, blowout preventers (BOPs), oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services. DPS's customers include oil and gas majors, independent producers, engineering and construction companies, drilling contractors, rental companies and geothermal energy producers. Based upon the amount of equipment installed worldwide and available industry data, V&M is a leading provider of valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. V&M's products include gate valves, ball valves, butterfly valves, Orbit® valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services. Measurement products include totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling solutions. V&M's customers include oil and gas majors, independent producers, engineering and construction companies, pipeline operators, drilling contractors and major chemical, petrochemical and refining companies. CS provides reciprocating and centrifugal compression equipment and related aftermarket parts and services. The Company's compression equipment is used by gas transmission companies, compression leasing companies, oil and gas producers, independent power producers and in a variety of other industries around the world, including air separation, petrochemical and chemical.

Revenues for the years ended December 31, 2006, 2005 and 2004 were generated from shipments to the following regions of the world (dollars in millions):

Region	2006	2005	2004
North America	**$ 1,673.5**	$ 1,145.9	$ 859.1
South America	**301.2**	141.8	89.7
Asia, including Middle East	**693.3**	486.8	390.4
Africa	**471.8**	348.2	438.0
Europe	**525.7**	359.4	292.8
Other	**77.4**	35.7	22.8
	$ 3,742.9	$ 2,517.8	$ 2,092.8

In addition to the historical data contained herein, this Annual Report, including the information set forth in the Company's Management's Discussion and Analysis and elsewhere in this report, may include forward-looking statements regarding future market strength, order levels, revenues and earnings of the Company, cash generated from operations, capital expenditures and the use of existing cash balances and future anticipated cash flows made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from those described in any forward-looking statements. Any such statements are based on current expectations of the Company's performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company's results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company's products; the size and timing of orders; the Company's ability to successfully execute large subsea and drilling projects it has been awarded; the Company's ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers' spending levels and their related purchases of the Company's products and services. Additionally, changes in oil and gas price expectations may impact the Company's financial results due to changes in cost structure, staffing and spending levels. See additional factors discussed in "Factors That May Affect Financial Condition and Future Results" contained herein.

Because the information herein is based solely on data currently available, it is subject to change as a result of, among other things, changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company's future performance. Additionally, the Company is not obligated to make public indication of such changes unless required under applicable disclosure rules and regulations.

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to warranty obligations, bad debts, inventories, intangible assets, assets held for sale, exposure to liquidated damages, income taxes, pensions and other postretirement benefits, other employee benefit plans, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that the Company believes are reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

Critical Accounting Policies

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These policies and the other sections of the Company's Management's Discussion and Analysis of Results of Operations and Financial Condition have been reviewed with the Company's Audit Committee of the Board of Directors.

Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer, including customer inspection and acceptance, if required by the contract. Approximately 17% and 13% of the Company's revenues for the years ended December 31, 2006 and 2005, respectively, was recognized under SOP 81-1.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience, the length of time an invoice has been outstanding, responses from customers relating to demands for payment and the current and projected financial condition of specific customers. Were the financial condition of a customer to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

Inventories — The Company's aggregate inventories are carried at cost or, if lower, net realizable value. Inventories located in the United States and Canada are carried on the last-in, first-out (LIFO) method. Inventories located outside of the United States and Canada are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. The future estimated realizable value of inventory is generally based on the historical realized value of inventory that has not had recent customer demand. The Company ages its inventory with no recent demand and applies various valuation factors based on the number of years since the last demand from customers for such material. During 2005, the Company revised its estimates of realizable value on certain of its excess inventory. The impact of this revision was to increase the required reserve as of December 31, 2005 by $9.9 million. If future conditions cause a reduction in the Company's current estimate of realizable value, due to a decrease in customer demand, a drop in commodity prices or other market-related factors that could influence demand for particular products, additional provisions may be required.

Goodwill — The Company reviews the carrying value of goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires that the Company estimate the fair value of each of its reporting units annually and compare such amounts to their respective book values to determine if an impairment of goodwill is required. For the 2006, 2005 and 2004 evaluations, the fair value was determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments, including future earnings and cash flow levels, future interest rates and future stock market valuation levels, are required in the application of the fair value models. Based upon each of the Company's annual evaluations, no impairment of goodwill was required. However, should the Company's estimate of the fair value of any of its reporting units decline dramatically in future periods, due to changes in customer demand, market activity levels, interest rates or other factors which would impact future earnings and cash flow levels, an impairment of goodwill could be required.

Product Warranty — The Company provides for the estimated cost of product warranties at the time of sale based upon historical experience, or, in some cases, when specific warranty problems are encountered. Should actual product failure rates or repair costs differ from the Company's current estimates, or should the Company reach a settlement for an existing warranty claim in an amount that is different from what has been previously estimated, revisions to the estimated warranty liability would be required. See Note 6 of the Notes to Consolidated Financial Statements for additional details surrounding the Company's warranty accruals.

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including tax contingencies and liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties, amounts specified by contract, amounts designated by legal statute or tax administrative rulings, or on management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Deferred Tax Assets — The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized, considering future taxable income and ongoing prudent and feasible tax planning strategies. As of December 31, 2006, the Company had a net operating loss carryforward for U.S. tax purposes of approximately $60.0 million, which does not begin to expire until 2022. Currently, the Company believes it is more likely than not that it will generate sufficient future taxable income to fully utilize this net operating loss carryforward. Accordingly, the Company has not recorded a valuation allowance against this net operating loss carryforward. In the event the oil and gas exploration activity in the United States deteriorates over an extended period of time, the Company may determine that it would not be able to fully realize this deferred tax asset in the future. Should this occur, a valuation allowance against this deferred tax asset would be charged to income in the period such determination was made.

The Company also considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003 and amounts previously subjected to tax in the U.S., to be permanently reinvested. Should the Company change its determination of earnings that it anticipates are to be remitted, it may be required to change the amount of deferred income taxes that are currently recorded

Pension and Postretirement Benefits Accounting — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, postretirement benefit plans) to recognize the funded status of their postretirement benefit plans in their consolidated balance sheets, measure the fair value of plan assets and benefit obligations as of the date of the consolidated balance sheet, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company's financial condition at December 31, 2006, has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on the Company's consolidated financial condition at December 31, 2005 or 2004. The Company currently uses a measurement date of December 31 for its defined benefit pension plans. The Company expects to adopt the measurement date provisions of SFAS 158 for its postretirement benefit plans when required in 2008. SFAS 158 did not change the basic approach to measuring plan assets, benefit obligations and annual net periodic benefit costs. These issues are expected to be addressed by the FASB at a later date. Accordingly, the Company continues to follow the provisions of Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (SFAS 87) and Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106) in measuring its plan assets and benefit obligations as of December 31, 2006 and in determining the amount of its net periodic benefit costs for the year ended December 31, 2006.

The assumptions used in calculating the pension amounts recognized in the Company's financial statements include discount rates, interest costs, expected return on plan assets, retirement and mortality rates, inflation rates, salary growth and other factors. The Company bases the discount rate assumptions on the average yield of a hypothetical high quality bond portfolio (rated AA- or better) with maturities that approximately match the estimated cash flow needs of the plans. The Company's inflation assumption is based on an evaluation of external market indicators. The expected rate of return on plan assets is based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategy and the views of various investment professionals. Retirement and mortality rates are based primarily on actual plan experience. In accordance with SFAS 158, actual results that differ from these assumptions are recorded in accumulated other comprehensive income and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense.

A significant reason for the increase in pension expense since 2002 is the difference between the actual and assumed rates of return on plan assets in prior years. During 2001 and 2002, the Company's pension assets earned substantially less than the assumed rates of return in those years. In accordance with SFAS 87, the difference between the actual and assumed rate of return is being amortized over the estimated average period to retirement of the individuals in the plans. In 2004 and 2005, the Company lowered the assumed rate of return for the assets in these plans. The plans earned more than the assumed rates of return in 2006 and 2005 and slightly less than the assumed rate of return in 2004.

The following table illustrates the sensitivity to a change in certain assumptions used in (i) the calculation of pension expense for the year ending December 31, 2007, and (ii) the calculation of the projected benefit obligation (PBO) at December 31, 2006 for the Company's pension plans:

(dollars in millions)	Increase (decrease) in 2007 Pre-tax Pension Expense	Increase (decrease) in PBO at December 31, 2006
Change in Assumption:		
25 basis point decrease in discount rate	$ 1.5	$ 16.8
25 basis point increase in discount rate	$ (1.2)	$ (15.6)
25 basis point decrease in expected return on assets	$ 1.2	—
25 basis point increase in expected return on assets	$ (1.1)	—

Financial Summary

The following table sets forth the consolidated percentage relationship to revenues of certain income statement items for the periods presented:

	Year Ended December 31,		
	2006	**2005**	**2004**
Revenues	**100.0%**	100.0%	100.0%
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization shown separately below)	**69.5**	71.3	74.5
Selling and administrative expenses	**14.1**	15.2	14.3
Depreciation and amortization	**2.7**	3.1	3.9
Non-cash write-down of technology investment	**—**	—	0.2
Interest income	**(0.7)**	(0.5)	(0.2)
Interest expense	**0.5**	0.5	0.9
Acquisition integration costs	**0.8**	—	—
Total costs and expenses	**86.9**	89.6	93.6
Income before income taxes	**13.1**	10.4	6.4
Income tax provision	**(4.6)**	(3.6)	(1.9)
Net income	**8.5%**	6.8%	4.5%

Results of Operations

Consolidated Results — 2006 Compared to 2005

The Company's net income for 2006 totaled $317.8 million, or $2.72 per diluted share, compared to $171.1 million or $1.52 per diluted share in 2005. The results for 2006 included pre-tax charges of $29.6 million, or $0.16 per share, for acquisition integration activities associated with the operations of the Flow Control segment of Dresser, Inc. that were acquired in late 2005 and early 2006 (the Dresser Acquired Businesses). Additionally, the Company recorded a pre-tax charge of $17.5 million, or $0.10 per share, in 2006 for the anticipated cost of the settlement of a class action lawsuit related to contaminated underground water near a former manufacturing facility in Houston, Texas. These charges were partially offset by a pre-tax gain in the second quarter of 2006 of $10.0 million, or $0.06 per share, primarily relating to short-term intercompany loans made to the Company's European subsidiaries in connection with the acquisition of the Dresser Acquired Businesses.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment (SFAS 123(R)) using the modified-prospective-transition method. Under SFAS 123(R), stock based compensation expense recognized during 2006 totaled $25.6 million, of which $10.0 million related to outstanding restricted and deferred stock unit grants and $15.6 million related to unvested outstanding stock option grants. There was no material cumulative effect of adopting SFAS 123(R). Prior to January 1, 2006, the Company accounted for stock-based payments under APB Opinion 25, Accounting for Stock-Based Compensation. During 2005, a total of $2.8 million in stock-based compensation expense was recognized related to the amortization of the fair value of restricted stock unit grants. Options granted under the Company's equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed; accordingly, no expense was recognized under APB Opinion 25. During 2005, the Company began issuing restricted stock unit grants with no exercise price to key employees in place of stock options and, as more fully described in Note 8 of the Notes to Consolidated Financial Statements, also made restricted stock unit grants to officers and key employees during 2006, some of which contained performance-based conditions. At December 31, 2006, approximately $19.0 million and $12.2 million of compensation costs remain to be recognized over the next 2.02 and 1.61 years relating to the grant date fair value of unvested stock option grants and unvested restricted stock unit grants, respectively.

Revenues

Revenues for 2006 totaled $3.743 billion, an increase of 48.7% from $2.518 billion in 2005. Revenues increased in each of the Company's segments and across all product lines. The increase was driven primarily by high oil and gas prices, which have led to increased drilling and production activities and demand for new equipment. Entities acquired since the beginning of 2005 accounted for approximately $518.8 million, or 42.4% of the growth in revenues. Excluding the effect of newly acquired entities, the growth in the legacy businesses of DPS accounted for approximately 83.5% of the remaining increase in consolidated revenues. A discussion of revenue by segment may be found below.

Cost and Expenses

Cost of sales (exclusive of depreciation and amortization) for 2006 totaled $2.601 billion, an increase of $804.8 million, or 44.8%, from $1.796 billion in 2005. As a percent of revenues, cost of sales (exclusive of depreciation and amortization) declined from 71.3% in 2005 to 69.5% in 2006. This decline is due primarily to (i) favorable pricing and a mix shift in 2006 to higher-margin distributed product sales by the V&M segment's legacy operations, which had a combined effect of lowering the cost of sales-to-revenue ratio by approximately 0.8 percentage points, (ii) lower inventory obsolescence provisions in 2006 as 2005 included a $9.9 million charge related to a change in the

estimated recovery value of certain slow-moving inventory at DPS (a 0.6 percentage-point decrease), (iii) lower product warranty costs, driven largely by the favorable settlement of a warranty issue on a subsea project in DPS, which reduced warranty expense in 2006 compared to 2005 by $9.7 million (a 0.5 percentage-point decrease) and (iv) the application of manufacturing overhead to a larger revenue base, which reduced this ratio by approximately 1.0 percentage-points. These decreases were partially offset by the impact of entities acquired since the beginning of 2005, which caused a 1.0 percentage-point increase as these businesses incur a higher cost of sales to revenue ratio than the Company's legacy operations.

Selling and administrative expenses for 2006 were $528.6 million, an increase of $147.3 million, or 38.6%, from $381.3 million in 2005. Acquisitions of new entities since the beginning of 2005 accounted for $61.2 million of the increase. Other factors contributing to the increase were (i) additional stock compensation expense of $22.8 million recognized in accordance with SFAS 123(R), which was adopted January 1, 2006, and (ii) a provision of $17.5 million for the expected costs of a class action lawsuit related to environmental contamination near a former manufacturing facility. The remaining portion of the increase was largely attributable to higher activity in the Company's selling and marketing operations in order to support the growth in the business and higher employee-related costs due to higher headcount levels and increased employee incentives in connection with improvements in the Company's financial performance during the year.

Depreciation and amortization for 2006 totaled $101.4 million, an increase of $23.0 million compared to 2005. Newly acquired entities accounted for approximately $11.0 million of the change with the remaining increase largely due to an impairment charge of $3.0 million related to certain long-lived assets in the DPS segment and higher levels of capital spending since the beginning of 2005.

Interest income for 2006 was $26.9 million as compared to $13.1 million in 2005. The increase of $13.8 million is primarily attributable to higher invested cash balances due primarily to the issuance of $500 million of convertible debt in May 2006 and positive operating cash flows as well as higher short term interest rates the Company has received on its invested cash balances.

Interest expense for 2006 totaled $20.7 million as compared to $12.0 million in 2005. Approximately $7.6 million of the increase is attributable to the issuance of $500 million of convertible debt in May 2006.

During 2006, acquisition integration costs totaling $29.6 million were incurred in connection with the integration of the Dresser Acquired Businesses primarily into the operations of the V&M segment. Approximately $10.5 million of the costs relate to non-cash asset impairment charges and $4.2 million relates to employee severance at a legacy facility being closed as a result of the acquisition. The remaining costs are for employee stay bonuses, employee relocation, plant rearrangement, plant and facility consolidation and other integration costs (see Note 2 of the Notes to Consolidated Financial Statements).

The income tax provision was $170.8 million in 2006 as compared to $91.9 million in 2005. The effective tax rate for both 2006 and 2005 was 34.9%.

Segment Results — 2006 Compared to 2005

Information relating to results by segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

DPS Segment

	Year Ended December 31,		Increase	
(dollars in millions)	2006	2005	$	%
Revenues	$ 2,113.1	$ 1,507.8	$ 605.3	40.1%
Income before income taxes	$ 364.7	$ 178.9	$ 185.8	103.8%

DPS segment revenues for 2006 totaled $2.113 billion, an increase of $605.3 million, or 40.1%, from 2005's revenues of $1.508 billion. Sales of drilling products increased approximately 60%, surface sales were up approximately 33%, subsea equipment sales increased approximately 43% and sales of oil, gas and water separation applications were up nearly 19%. The increase in drilling sales reflects the higher level of new major rig construction projects, as well as increased shipments of BOPs for land and jack-up rigs and higher sales levels for aftermarket parts and services. The increase in surface sales is a reflection of the current strong market conditions resulting from high commodity prices and high rig count levels. Subsea equipment sales were up in 2006 mainly due to shipments for large projects offshore West Africa. Revenues associated with an oil separation application to be used on a floating offshore storage platform offshore Brazil accounted for the majority of the increase in the oil, gas and water separation application product line.

Income before income taxes for 2006 totaled $364.7 million, an increase of $185.8 million, from 2005's amount of $178.9 million. Cost of sales as a percent of revenues decreased from 72.7% in 2005 to 70.0% in 2006. The reduction was due primarily to (i) lower warranty costs, driven largely by the favorable settlement of a warranty issue on a subsea project, which reduced warranty expense in 2006 compared to 2005 by $9.7 million (a 0.8 percentage-point decrease), (ii) lower inventory obsolescence provisions in 2006 as 2005 included a $9.9 million charge related to a change in the estimated recovery value of certain slow-moving inventory (a 0.8 percentage-point decrease) and (iii) the application of manufacturing overhead to a larger revenue base (a 1.2 percentage-point decrease).

Selling and administrative expenses for 2006 totaled $216.0 million, an increase of $27.2 million, or 14.4%, from $188.8 million in 2005. Newly acquired entities, as well as increased headcount and activity levels in the selling and marketing operations of DPS in order to support the expansion of the business accounted for the majority of the increase in costs.

Depreciation and amortization expense for 2006 totaled $52.8 million as compared to $43.7 million in 2005, an increase of $9.1 million or 20.8%. The increase is primarily attributable to an impairment charge of $3.0 million related to certain long-lived assets and higher levels of capital spending since the beginning of 2005.

Acquisition integration costs totaling $0.3 million associated with a product line addition from the Dresser Acquired Businesses were incurred by DPS in 2006.

V&M Segment

(dollars in millions)	Year Ended December 31, 2006	2005	Increase $	%
Revenues	$ 1,177.9	$ 625.1	$ 552.8	88.4%
Income before income taxes	$ 167.5	$ 101.5	$ 66.0	65.0%

Revenues of the V&M segment for 2006 totaled $1.178 billion, an increase of 88.4% from $625.1 million in 2005. Acquisitions since the beginning of 2005 accounted for $503.5 million, or 91.1% of the increase. Engineered product line sales increased 173% in 2006 as compared to 2005. Absent the effect of the Dresser Acquired Businesses in late 2005 and early 2006, engineered sales decreased by approximately 11% in 2006. This decline related primarily to the discontinuance of a product line during 2006. Sales of distributed products were up over 39% in 2006. Approximately 34% of the increase was due to newly acquired entities with the remainder caused mainly by strong demand in the segment's legacy businesses in the United States resulting from high commodity prices and rig count levels. Sales of equipment for the process markets increased more than 51%. Approximately 80% of the increase was the result of newly acquired entities with the remainder attributable mainly to new LNG projects internationally, as well as refinery upgrades and new storage capacity projects.

Income before income taxes for 2006 totaled $167.5 million, an increase of 65.0% from $101.5 million in 2005. Cost of sales as a percent of revenues increased from 67.3% in 2005 to 68.0% in 2006. The increase was due primarily to the impact of entities acquired since the beginning of 2005, which caused a 6.5 percentage-point increase as these businesses incur a higher cost of sales-to-revenue ratio than V&M's legacy businesses. This increase was partially offset by (i) favorable pricing and a mix shift in 2006 to higher-margin distributed product sales by the segment's legacy operations, which had a combined effect of lowering the cost of sales-to-revenue ratio by 3.7 percentage points and (ii) the application of manufacturing overhead by those operations to a larger revenue base, which positively impacted this ratio by approximately 2.1 percentage points.

Selling and administrative expenses for the V&M segment increased $65.5 million, or 76.2%, to $151.5 million in 2006 as compared to $86.0 million in 2005. Approximately $57.0 million of the increase is attributable to entities acquired since the beginning of 2005, with the remaining increase largely attributable to higher headcount levels in the legacy businesses and higher employee incentive costs due to strong business activity levels.

Depreciation and amortization for V&M increased by $13.9 million in 2006, to $30.7 million from $16.8 million in 2005. The increase is primarily attributable to newly acquired entities.

V&M incurred $26.8 million of acquisition integration costs in 2006 as a result of integrating the Dresser Acquired Businesses into the segment's operations. These costs are described in "Consolidated Results - 2006 compared to 2005" above.

CS Segment

(dollars in millions)	Year Ended December 31, 2006	2005	Increase $	%
Revenues	$ 452.0	$ 384.9	$ 67.1	17.4%
Income before income taxes	$ 45.7	$ 26.7	$ 19.0	71.2%

Revenues in the CS segment totaled $452.0 million in 2006, an increase of 17.4%, compared to $384.9 million in 2005. Sales of gas compression equipment increased approximately 16%, nearly three-quarters of which was driven by higher shipments of new units due to higher beginning-of-the-year backlog levels, a large shipment of Superior compressors to a customer in the Far East and stronger demand for Ajax units from domestic lease fleet operators. Sales in the air compression market were up approximately 18%, due mainly to increased demand for new engineered machines.

Income before income taxes totaled $45.7 million in 2006, an increase of 71.2%, from $26.7 million in 2005. Over 90% of the increase is related to higher sales volumes. Cost of sales as a percent of revenues increased from 72.5% in 2005 to 72.7% in 2006. Rising material costs in excess of price increases and higher subcontract costs, partially offset by higher utilization and lower spending levels on certain variable costs, added 0.9 percentage points to the ratio of cost of sales to revenues. A decrease in income of over $1.9 million from 2005 to 2006 relating to the liquidation of LIFO inventory layers also added 0.6 percentage points to the increase. These increases were mostly offset by lower inventory obsolescence and product liability provisions, which accounted for a decrease of 1.2 percentage points in the 2006 ratio of cost of sales-to-revenues as compared to 2005.

Selling and administrative costs declined $1.5 million, or 2.4%, to $62.1 million in 2006 as compared to $63.6 million in 2005. The decline is due mainly to lower management incentive costs, partially offset by higher headcount levels.

Depreciation and amortization expense for the CS segment declined by $2.4 million, or 15.8%, in 2006 as compared to 2005. The decline was mainly due to assets which became fully depreciated or were disposed of during the year and the absence of a 2005 charge to write down the value of certain excess equipment relating to a plant consolidation within the segment.

Acquisition integration costs of $2.5 million were incurred by CS during 2006. The costs relate to the relocation of certain CS facilities into one of the locations acquired in connection with the acquisition of the Dresser Acquired Businesses.

Corporate Segment

The Corporate segment's loss before income taxes for 2006 totaled $89.3 million compared to $44.1 million for 2005, an increase of $45.2 million. Included in the loss for 2006 was a foreign currency gain of $10.0 million recognized in the second quarter of 2006 relating primarily to short-term intercompany loans made to the Company's European subsidiaries in connection with the acquisition of the Dresser Acquired Businesses in late 2005. More than offsetting this gain were additional selling and administrative costs of $56.1 million consisting primarily of (i) $22.8 million of additional expense relating to employee stock compensation programs, recognized in accordance with SFAS 123(R), which was adopted January 1, 2006, (ii) a provision of $17.5 million for the estimated cost of the settlement of a class action lawsuit related to environmental contamination near a former manufacturing facility and (iii) approximately $11.8 million of additional salaries, bonuses and other payments to employees related to higher headcount and improvements in the Company's financial results for 2006 as compared to 2005. The remaining increase primarily relates to higher employee travel, rental expenses, third party service provider and other promotional and marketing costs.

Depreciation and amortization in the Corporate segment increased by $2.4 million to $4.9 million in 2006 compared to $2.5 million in 2005. The increase is due to higher levels of capital spending and lower amounts allocated to other segments for amortization of the Company's enterprise-wide software systems.

The increases in interest income and interest expense during 2006 as compared to 2005 are discussed in "Consolidated Results – 2006 Compared to 2005" above.

Consolidated Results — 2005 Compared to 2004

The Company had net income of $171.1 million, or $1.52 per share, for the year ended December 31, 2005 compared to $94.4 million, or $0.88 per share for the year ended December 31, 2004, an increase in earnings per share of 72.7%. The results for 2004 include pre-tax charges of (i) $3.8 million related to the non-cash write-down of a technology investment, (ii) $6.8 million related to the non-cash write-off of debt issuance costs associated with retired debt and (iii) $6.1 million of severance costs, primarily related to a workforce reduction program at DPS.

Revenues

Revenues for 2005 totaled $2.518 billion, an increase of 20.3% from 2004 revenues of $2.093 billion. Revenues increased in each of the Company's segments and across all product lines, except subsea, due to increased drilling and production activity in the Company's markets primarily resulting from high oil and gas prices. Entities acquired during 2004 and 2005 accounted for approximately $262.9 million, or 61.9%, of the growth in revenues in 2005. A discussion of revenue by segment may be found below.

Cost and Expenses

Costs of sales (exclusive of depreciation and amortization) for 2005 totaled $1.796 billion, an increase of 15.1% from 2004's $1.560 billion. As a percentage of revenue, cost of sales (exclusive of depreciation and amortization) for 2005 decreased to 71.3% from 74.6% in 2004. The decrease in cost of sales as a percentage of revenue is due to (i) improved pricing in the DPS and V&M businesses, (ii) a shift towards higher-margin products (primarily surface and drilling equipment) and (iii) the application of relatively fixed overhead to a larger revenue base in DPS and V&M. The declines were partially offset by (i) rising material costs in the CS segment that the Company was not able to pass through to its customers, (ii) $11.2 million of higher warranty expense and provisions for excess inventory, primarily in DPS, and (iii) a decrease of approximately $5.7 million in non-cash LIFO income recognized during 2005 in the CS segment.

Selling and administrative expenses for 2005 were $381.3 million, an increase of $81.2 million, or 27.0%, from $300.1 million for 2004. Businesses acquired during 2004 and 2005 contributed $32.7 million, or 40.3%, of the increase. The remaining increase in selling and administrative expense for 2005 was primarily due to (i) higher headcount resulting from increased activity levels within the segments, (ii) $2.8 million related to non-cash stock compensation expense, (iii) an increase in bonus and sales incentive accruals based on the Company's improved financial performance for the year and (iv) a $7.2 million increase in legal and environmental costs. These increases were partially offset by a $6.1 million reduction in severance costs, primarily associated with a workforce reduction program at DPS, which were recorded in 2004.

Depreciation and amortization expense for 2005 was $78.4 million, a decrease of $4.4 million from $82.8 million for 2004. The decrease in depreciation and amortization was primarily attributable to assets becoming fully depreciated, partially offset by approximately $5.7 million of additional depreciation and amortization relating to businesses acquired during 2004 and 2005. The Company's capital spending for the three years in the period ended December 31, 2005 has been lower than its annual depreciation and amortization expense for those same periods, which has contributed to the decline in depreciation expense for 2005.

Interest income for 2005 was $13.1 million as compared to $4.9 million in 2004. The increase in interest income was attributable to higher excess cash balances available for investment during 2005 and higher short-term interest rates the Company has received on its invested cash balances.

Interest expense for 2005 totaled $12.0 million compared to $17.8 million in 2004. The decrease in interest expense is primarily attributable to $6.8 million of accelerated amortization of debt issuance costs recorded in 2004 associated with the early retirement of the Company's zero-coupon convertible debentures due 2021 (the Zero-Coupon Convertible Debentures) and $184.3 million of the Company's 1.75% convertible debentures due 2021 (the 1.75% Convertible Debentures). Partially offsetting this decline was the full-year impact in 2005 of the $200.0 million of senior notes due 2007 (the Senior Notes), which were issued in March 2004, partially offset by lower-rate convertible debentures outstanding during the first four months of 2004.

The income tax provision was $91.9 million in 2005 as compared to $38.5 million in 2004. The effective tax rate for 2005 was 34.9% compared to 29.0% in 2004. The increase in the effective tax rate primarily reflects a shift in income during 2005 to higher tax rate jurisdictions, primarily the U.S. and Canada.

Segment Results — 2005 Compared to 2004

Information relating to results by segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

DPS Segment

	Year Ended December 31,		Increase	
(dollars in millions)	2005	2004	$	%
Revenues	$ 1,507.8	$ 1,402.8	$ 105.0	7.5%
Income before income taxes	$ 178.9	$ 118.8	$ 60.1	50.6%

DPS's revenues for 2005 totaled $1.508 billion, an increase of 7.5% from $1.403 billion in 2004. Changes in foreign currency exchange rates caused approximately 9.2% of the 2005 revenue increase. Drilling sales were up 2.4%, surface sales increased 18.8%, subsea sales declined 10.5% and sales in the oil, gas and water separation market increased 56.0%. Surface sales increased due to higher activity levels in each of the Company's major operating regions. In addition, the full-year effect of the November 2004 acquisition of the PCC Flow Technologies segment of Precision Castparts Corp. (the PCC Acquisition) contributed approximately 23.8% of the increase in surface sales. Sales declined in the subsea market, primarily due to the decline in activity on several large projects offshore West Africa. The increase in the oil, gas and water separation market was also reflective of the strong overall market conditions that existed in 2005. Revenues associated with this product line, which was acquired in February 2004, also benefited from a full 12 months of activity in 2005 compared to 10 months in 2004.

Income before income taxes totaled $178.9 million for 2005, an increase of 50.6% from $118.8 million in 2004. The majority of this increase resulted from the increase in revenue and a decline in cost of sales as a percentage of revenue. Cost of sales as a percentage of revenue decreased to 72.7% in 2005 from 76.6% in 2004. This reduction was primarily due to (i) favorable pricing, (ii) a movement in mix towards higher-margin drilling and surface sales from lower-margin subsea systems sales and (iii) the application of relatively fixed overhead to a larger revenue base. Partially offsetting these factors were higher raw material and labor costs, a $2.5 million non-cash write-down of an investment and a $12.8 million increase resulting from a change in the estimated recovery value of certain slow-moving inventory and higher warranty costs on a subsea systems project.

Selling and administrative costs in DPS increased $30.2 million or 19.0% in 2005 as compared to 2004. The majority of the increase was due to higher headcount and related costs necessitated by the higher activity levels, higher incentive accruals resulting from the improved financial performance of the segment and the full-year effect of businesses acquired during 2004. Partially offsetting these increases was a reduction in severance costs, as 2004 included $4.1 million related to a workforce reduction program at DPS.

DPS's depreciation and amortization expense declined by $7.6 million in 2005 as an increasing number of assets became fully depreciated during the latter part of 2004 and during 2005.

V&M Segment

	Year Ended December 31,		Increase	
(dollars in millions)	2005	2004	$	%
Revenues	$ 625.1	$ 350.1	$ 275.0	78.6%
Income before income taxes	$ 101.5	$ 37.8	$ 63.7	168.4%

V&M's revenues for 2005 totaled $625.1 million, an increase of 78.6% from $350.1 million in 2004. The acquisition of NuFlo Technologies, Inc. (the NuFlo Acquisition) and the Dresser Flow Control Acquisition, both occurring in 2005, accounted for approximately $96.7 million, or 35.2% of the increase. Excluding these acquisitions, sales in the distributed product line increased 54.1% during 2005 due to strong market conditions, as evidenced by higher North American rig counts. In addition, the full-year impact of the PCC Acquisition in late 2004 added approximately $37.4 million to 2005 distributed product revenues. Sales in the engineered product line were up 45.9% compared to 2004. A significant portion of the increase, totaling approximately $65.0 million, was attributable to the full-year impact in 2005 of the late 2004 PCC Acquisition.

Income before income taxes for 2005 totaled $101.5 million, an increase of 168.4% from $37.8 million in 2004. The majority of this increase resulted from the increase in revenue and a decline in cost of sales as a percentage of revenue. Cost of sales as a percentage of revenue decreased to 67.3% in 2005 from 69.9% in 2004. This reduction was primarily due to (i) favorable pricing, (ii) a shift in mix to higher-margin distributed and NuFlo products and (iii) the application of relatively fixed overhead to a larger revenue base.

Selling and administrative costs in V&M increased $30.5 million, or 54.9% in 2005 compared to 2004. Approximately $23.9 million of the dollar increase was attributable to businesses acquired in 2005 and 2004. The remaining increase relates to higher headcount and related costs necessitated by the higher activity level, and higher incentive accruals resulting from the improved financial performance of the segment.

Depreciation and amortization for 2005 increased $4.6 million compared to 2004, most of which was attributable to businesses acquired during 2005 and 2004.

CS Segment

(dollars in millions)	Year Ended December 31, 2005	2004	Increase $	%
Revenues	$ 384.9	$ 340.0	$ 44.9	13.2%
Income before income taxes	$ 26.7	$ 24.6	$ 2.1	8.3%

CS's revenues were $384.9 million in 2005, up 13.2% from $340.0 million in 2004. The increase in revenues was attributable to an 18.6% increase in sales of air compression equipment, primarily due to higher worldwide demand for engineered units and aftermarket parts and repair services. Sales of gas compression equipment increased 7.6% compared to 2004 due to strong order demand, particularly in the Ajax product line during the first half of 2005.

Income before income taxes was $26.7 million in 2005, up 8.3% from $24.6 million in 2004. The increase in revenue was partially offset by higher cost of sales as a percentage of revenue, which increased to 72.5% in 2005 from 71.0% in 2004. The increase in cost of sales as a percentage of revenue was primarily due to higher raw material costs, which CS was unable to pass to its customers in the form of price increases, and a $5.7 million reduction in non-cash LIFO income.

Selling and administrative expenses increased by $6.5 million in 2005 as compared to 2004. The increase was primarily due to the higher activity level and the cost to settle a legal matter and higher environmental costs associated with a closed facility.

CS's depreciation and amortization expense in 2005 declined $1.5 million from 2004, mainly due to assets which became fully depreciated in 2005.

Corporate Segment

The Corporate segment's loss before income taxes decreased to $44.1 million in 2005 from $48.4 million in 2004. Higher interest income totaling $8.2 million, lower interest expense of $5.8 million and the absence in 2005 of a one-time writedown in 2004 of a technology investment totaling $3.8 million more than offset higher selling and administrative expenses and other costs of $13.5 million. Selling and administrative expenses increased primarily due to (i) higher accruals for bonus programs tied to the Company's financial performance, (ii) $2.8 million of non-cash stock compensation costs and (iii) higher legal costs related primarily to the defense of certain patents and a case related to a former manufacturing site.

Orders and Backlog

Orders were as follows (in millions):

	Year Ended December 31, 2006	2005	Increase
DPS	$ 3,256.9	$ 2,301.1	$ 955.8
V&M	1,296.0	710.8	585.2
CS	521.3	449.8	71.5
	$ 5,074.2	$ 3,461.7	$ 1,612.5

Orders for 2006 were $5.074 billion, an increase of 46.6% from $3.462 billion in 2005.

DPS segment orders for 2006 totaled $3.257 billion, an increase of $955.8 million, or 41.5%, from $2.301 billion in 2005. Drilling orders, which accounted for most of the increase in total segment orders, were up approximately 231% and surface orders increased approximately 26%. These increases were partially offset by a 21% decrease in subsea orders. Orders for oil, gas and water separation applications were relatively flat in 2006. Nearly 84% of the increase in drilling orders was for equipment, which includes BOPs, control systems and riser, relating to new major floating rig construction projects. The remaining increase was attributable to strong demand for BOPs for land and jack-up rigs and aftermarket parts and services. Surface orders showed double-digit increases in all major regions except Canada due to increased demand for the Company's products driven by higher activity levels, high commodity prices and new LNG projects. The decline in subsea orders primarily reflects the absence in 2006 of a $350.0 million award received in the second quarter of 2005 for a project in the West African market.

The V&M segment had orders of $1.296 billion in 2006, an increase of 82.3% from $710.8 million in 2005. Acquisitions since the beginning of 2005 accounted for $529.0 million or 90.4% of the increase. Engineered product line orders increased approximately 166% in 2006 as compared to 2005. Absent the effect of the Dresser Acquired Businesses in late 2005 and early 2006, engineered product line orders decreased by approximately 19% in 2006. This decline primarily reflects the discontinuance of a product line and the effects of a relocation of production between international locations during 2006. Orders for distributed products increased nearly 32% in 2006 as compared to 2005 with newly acquired entities accounting for approximately 47% of the increase. The remainder of the increase was due primarily to strong order levels in the United States resulting from high commodity prices and rig count levels partially offset by a weakening in demand from Canadian customers. Process equipment orders were up approximately 66% during 2006, with newly acquired entities accounting for nearly 59% of the increase. The remaining increase in orders was primarily attributable to new LNG projects internationally, as well as refinery upgrades and new storage capacity projects.

Orders taken by the CS segment in 2006 totaled $521.3 million, an increase of $71.5 million, or 15.9%, from $449.8 million in 2005. Orders in the gas compression market increased nearly 10%. Over 60% of the increase is attributable to higher demand for aftermarket parts as customers have kept their equipment operating at high utilization levels as a result of strong natural gas prices. The remaining increase is due largely to higher demand for Ajax units by domestic lease fleet operators and certain international customers. Orders in the air compression market increased nearly 24% in 2006 compared to 2005 driven mainly by a 41% increase in worldwide demand for engineered machines to meet customers' air separation needs.

Backlog was as follows (in millions):

	December 31,		
	2006	2005	Increase
DPS	$ 2,661.3	$ 1,503.6	$ 1,157.7
V&M	620.8	469.0	151.8
CS	248.9	183.2	65.7
	$ 3,531.0	$ 2,155.8	$ 1,375.2

Recent Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, income taxes will no longer be subject to Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. The Company adopted FIN 48 on January 1, 2007, as required. The Company is continuing to finalize certain estimates relating to the adoption of FIN 48 but at present does not expect there to be a material cumulative effect on its beginning retained earnings upon adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands the level of disclosures regarding fair value. SFAS 157 also emphasizes that fair value is a market-based measurement rather than an entity-specific measurement. The Company currently does not expect SFAS 157 to have a material effect on its financial position when adopted as required on January 1, 2008.

Liquidity and Capital Resources

The Company's cash balances totaled $1.034 billion at December 31, 2006, an increase of nearly $671.6 million from $362.0 million at December 31, 2005. The main reasons for the increase were (i) positive operating cash flows during 2006 of $546.5 million, (ii) the issuance of $500.0 million of convertible debt in May 2006 and (iii) proceeds from stock option exercises of $76.0 million. These cash inflows were used to purchase more than 6.2 million shares of treasury stock at a cost of $282.2 million, or $45.21 per share, for capital expenditures of $184.8 million and for acquisitions totaling $28.8 million.

During 2006, the Company generated $546.5 million of cash from operating activities compared to $352.1 million in 2005. The primary reason for the increase was due to the higher level of earnings in 2006. Net income in 2006 totaled $317.8 million, compared to $171.1 million in 2005. Additionally, certain adjustments to net income to arrive at net cash provided by operating activities such as depreciation, amortization, stock-based compensation expense, asset write-offs, provisions for deferred income taxes and the operating tax benefit of employee benefit plan transactions totaled $197.8 million, an increase of $80.1 million from $117.7 million in 2005. Reduced levels of working capital added $30.9 million to operating cash flow in 2006 compared to $63.3 million in 2005. The reduction in 2006 of cash flow from changes in working capital as compared to 2005 was due primarily to an increase in inventory levels, net of advance payments from customers for equipment orders and other accruals, as a result of the record level of backlog at December 31, 2006 and the 46.6% increase in orders in 2006 from 2005, as well as an increase in required income tax payments during 2006.

The Company utilized $197.0 million of cash for investing activities in 2006 as compared to $400.6 million in 2005. The main reason for the decrease was due to the acquisition of NuFlo Technologies, Inc. and the Dresser Acquired Businesses in 2005 which required the use of $317.4 million in cash, which was partially offset by higher levels of capital expenditures in 2006. During 2006, the Company spent a net amount of $28.8 million on acquisitions. Capital spending during 2006 totaled $184.8 million compared to $77.5 million in 2005. The increase reflects the Company's intentions to increase capacity, improve efficiency and address market needs by upgrading machine tools and manufacturing processes.

During 2006, the Company's financing activities generated $297.1 million of cash compared to $192.5 million in 2005. The Company issued $500.0 million of 2.5% twenty-year convertible debentures in May 2006 incurring issuance costs of approximately $8.6 million. The Company used the net proceeds of this debt offering and existing cash on hand to acquire more than 6.2 million shares of treasury stock at a total cost of $282.2 million during the year, including $190.2 million which was used for share repurchases immediately following the debt offering. Proceeds from stock option exercises and excess tax benefits available to the Company from stock option exercises and vesting of restricted stock units contributed an additional $92.6 million to the increase in the Company's cash balances during 2006. During 2005, the Company received $223.1 million in proceeds from stock option exercises which was partially offset by (i) $14.8 million used to redeem a portion of the Company's 1.75% debentures and (ii) $9.4 million relating to the purchase of 164,500 shares of treasury stock.

In the short-term, future cash flows will be used to fund capital spending for 2007, currently estimated to be approximately $225 million to $250 million as the Company continues its program to improve its manufacturing efficiency and expand capacity. Additionally, the Company plans to utilize the remaining proceeds from the 2.5% convertible debt offering to repay its Senior Notes, currently totaling $200.0 million face value, upon maturity in April 2007, or earlier.

On a longer-term basis, the Company has outstanding $238.0 million of 1.5% convertible debentures in addition to the $500 million of 2.5% convertible debentures described above. Holders of the 1.5% convertible debentures could require the Company to redeem them beginning in May 2009 whereas holders of the 2.5% convertible debentures could require redemption beginning in June 2011. The Company believes, based on its current financial condition, existing backlog levels and current expectations for future market conditions,

that it will be able to meet its short- and longer-term liquidity needs through additional debt issuances or refinancing or with cash generated from operating activities, existing cash balances on hand and amounts available under its $350.0 million five-year multicurrency revolving credit facility, expiring October 12, 2010, subject to certain extension provisions.

The following summarizes the Company's significant cash contractual obligations and other commercial commitments for the next five years as of December 31, 2006.

(in millions)	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Debt (a)	$ 941.3	$ 203.1	$ 238.2	$ 500.0	$ —
Capital lease obligations (b)	12.2	4.7	6.7	0.8	—
Operating leases	77.1	13.7	20.5	14.8	28.1
Purchase obligations (c)	784.9	753.1	31.1	0.7	—
Contributions to funded defined benefit pension plans (d)	5.5	5.5	—	—	—
Benefit payments expected for unfunded pension and postretirement benefit plans (e)	29.4	3.8	6.5	6.0	13.1
Total contractual cash obligations	$ 1,850.4	$ 983.9	$ 303.0	$ 522.3	$ 41.2

(a) See Note 9 of the Notes to Consolidated Financial Statements for information on redemption rights by the Company, and by holders of the Company's debentures, that would allow for early redemption of the 1.5% Convertible Debentures in 2009 and the 2.5% Convertible Debentures in 2011.
(b) Payments shown include interest.
(c) Represents outstanding purchase orders entered into in the ordinary course of business.
(d) The Company does not estimate its future contributions beyond one year.
(e) Prior to expected Medicare Part D subsidy.

(in millions)	Amount of Commitment Expiration by Period				
Other Unrecorded Commercial Obligations and Off-Balance Sheet Arrangements	Total Commitment	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Committed lines of credit	$ 350.0	$ —	$ —	$ 350.0	$ —
Standby letters of credit and bank guarantees	447.0	193.8	169.8	75.4	8.0
Financial letters of credit	13.1	4.1	—	—	9.0
Other financial guarantees	1.7	0.3	—	—	1.4
Total commercial commitments	$ 811.8	$ 198.2	$ 169.8	$ 425.4	$ 18.4

The Company secures certain contractual obligations under various agreements with its customers or other parties through the issuance of letters of credit or bank guarantees. The Company has various agreements with financial institutions to issue such instruments. As of December 31, 2006, the Company had $447.0 million of letters of credit and bank guarantees outstanding in connection with the delivery, installation and performance of the Company's products. Additional letters of credit and guarantees are outstanding at December 31, 2006 in connection with certain financial obligations of the Company. Should these facilities become unavailable to the Company, the Company's operations and liquidity could be negatively impacted. Circumstances which could result in the withdrawal of such facilities include, but are not limited to, deteriorating financial performance of the Company, deteriorating financial condition of the financial institutions providing such facilities, overall constriction in the credit markets or rating downgrades of the Company.

Factors That May Affect Financial Condition and Future Results

The inability of the Company to deliver its backlog on time could affect the Company's future sales and profitability and its relationships with its customers.

At December 31, 2006, the Company's backlog exceeded $3.5 billion, a record level for the Company. The ability to meet customer delivery schedules for this backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Many of the contracts the Company enters into with its customers require long manufacturing lead times and contain penalty or incentive clauses relating to on-time delivery. A failure by the Company to deliver in accordance with customer expectations could subject the Company to financial penalties or loss of financial incentives and may result in damage to existing customer relationships. Additionally, the Company bases its earnings guidance to the financial markets on expectations regarding the timing of delivery of product currently in backlog. Failure to deliver backlog in accordance with expectations could negatively impact the Company's financial performance and thus cause adverse changes in the market price of the Company's outstanding common stock and other publicly-traded financial instruments.

The Company has embarked on a significant capital expansion program.

In 2006, the Company's capital expenditures increased by more than $107.3 million from 2005. For 2007, the Company expects full-year capital expenditures of approximately $225.0 million to $250.0 million to continue its program of upgrading its machine tools, manufacturing technologies, processes and facilities in order to improve its efficiency and address current and expected market demand for the Company's products. To the extent this program causes disruptions in the Company's plants, or the needed machine tools or facilities are not delivered and installed or in use as currently expected, the Company's ability to deliver existing or future backlog may be negatively impacted. In addition, if the program does not result in the expected efficiencies, future profitability may be negatively impacted.

Execution of subsea systems projects exposes the Company to risks not present in its surface business.

This market is significantly different from the Company's other markets since subsea systems projects are significantly larger in scope and complexity, in terms of both technical and logistical requirements. Subsea projects (i) typically involve long lead times, (ii) typically are larger in financial scope, (iii) typically require substantial engineering resources to meet the technical requirements of the project and (iv) often involve the application of existing technology to new environments and in some cases, new technology. These projects accounted for approximately 8% of total revenues for the year ended December 31, 2006. To the extent the Company experiences difficulties in meeting the technical and/or delivery requirements of the projects, the Company's earnings or liquidity could be negatively impacted. As of December 31, 2006, the Company had a subsea systems project backlog of approximately $408.7 million.

Increases in the cost of and the availability of metals used in the Company's manufacturing processes could negatively impact the Company's profitability.

Beginning in the latter part of 2003 and continuing into 2006, commodity prices for items such as nickel, molybdenum and heavy metal scrap that are used to make the steel alloys required for the Company's products increased significantly. Certain of the Company's suppliers have passed these increases on to the Company. The Company has implemented price increases intended to offset the impact of the increase in commodity prices. However, if customers do not accept these price increases, future profitability will be negatively impacted. In addition, the Company's vendors have informed the Company that lead times for certain raw materials are being extended. To the extent such change negatively impacts the Company's ability to meet delivery requirements of its customers, the financial performance of the Company may suffer.

Downturns in the oil and gas industry have had, and may in the future have, a negative effect on the Company's sales and profitability.

Demand for most of the Company's products and services, and therefore its revenues, depends to a large extent upon the level of capital expenditures related to oil and gas exploration, production, development, processing and transmission. Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities, or could result in the cancellation, modification or rescheduling of existing orders. The Company is typically protected against financial losses related to products and services it has provided prior to any cancellation. However, if the Company's customers cancel existing purchase orders, future profitability could be negatively impacted. Factors that contribute to the volatility of oil and gas prices include the following:

- demand for oil and gas, which is impacted by economic and political conditions and weather;
- the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain production levels and pricing;
- level of production from non-OPEC countries;
- policies regarding exploration and development of oil and gas reserves;
- the political environments of oil and gas producing regions, including the Middle East;
- the depletion rates of gas wells in North America; and
- advances in exploration and development technology.

Fluctuations in worldwide currency markets can impact the Company's profitability.

The Company has established multiple "Centers of Excellence" facilities for manufacturing such products as subsea trees, subsea chokes, subsea production controls and BOPs. These production facilities are located in the United Kingdom and other European and Asian countries. To the extent the Company sells these products in U.S. dollars, the Company's profitability is eroded when the U.S. dollar weakens against the British pound, the euro and certain Asian currencies, including the Singapore dollar.

In connection with the acquisition of the Dresser Acquired Businesses in late 2005 and early 2006, the Company entered into a number of short-term loans between certain wholly-owned subsidiaries to finance the acquisition cost and working capital needs of certain of Dresser's international operations. Due to a significant weakening of the U.S. dollar in the second quarter of 2006, the Company recognized a significant currency gain relating to these euro-denominated loans made by a United States-based entity. The majority of these loans have now been repaid. Except for this impact in the second quarter of 2006, the Company's gain or loss on foreign currency dominated transactions in other periods has not been material.

The Company's worldwide operations expose it to instability and changes in economic and political conditions, foreign currency fluctuations, trade and investment regulations and other risks inherent to international business.

The economic risks of doing business on a worldwide basis include the following:

- volatility in general economic, social and political conditions;
- differing tax rates, tariffs, exchange controls or other similar restrictions;
- changes in currency rates;
- inability to repatriate income or capital;
- reductions in the number or capacity of qualified personnel; and
- seizure of equipment.

Doing business on a worldwide basis also puts the Company and its operations at risk due to political risks and the need for compliance with the laws and regulations of many jurisdictions. These laws and regulations impose a range of restrictions on operations, trade practices, trade partners and investment decisions. From time to time, the Company receives inquiries regarding its compliance with such laws and regulations. The Company received a voluntary request for information dated September 2, 2005 from the U.S. Securities and Exchange Commission regarding certain of the Company's West African activities and has responded to this request. The Company believes it has complied with all applicable laws and regulations with respect to its activities in this region. Additionally, the U.S. Department of Treasury's Office of Foreign Assets Control made an inquiry regarding U.S. involvement in a United Kingdom subsidiary's commercial and financial activity relating to Iran in September 2004 and the U.S. Department of Commerce made an inquiry regarding sales by another United Kingdom subsidiary to Iran in February 2005. The Company responded to these two inquiries and has not received any additional requests related to these matters. The Company has restricted its non-U.S. subsidiaries and persons from doing any new business with countries the United States has classified as being state sponsors of terrorism, which include Iran, Syria, Sudan, North Korea and Cuba.

Cameron has manufacturing and service operations that are essential parts of its business in developing countries and economically and politically volatile areas in Africa, Latin America, Russia and other countries that were part of the Former Soviet Union, the Middle East, and Central and South East Asia. The Company also purchases a large portion of its raw materials and components from a relatively small number of foreign suppliers in developing countries. The ability of these suppliers to meet the Company's demand could be adversely affected by the factors described above.

Compression Systems' aftermarket revenues associated with legacy equipment are declining.

During 2006, approximately 37% of Compression Systems' revenues came from the sale of replacement parts for equipment that the Company no longer manufactures. Many of these units have been in service for long periods of time, and are gradually being replaced. As this installed base of legacy equipment declines, the Company's potential market for parts orders is also reduced. In recent years, the Company's revenues from replacement parts associated with legacy equipment have declined nominally.

The Company is subject to environmental, health and safety laws and regulations that expose the Company to potential liability.

The Company's operations are subject to a variety of national and state, provisional and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with these laws and expects to continue to do so in the future. To date, the cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are frequently changed makes it impossible for the Company to predict the cost or impact of such laws and regulations on the Company's future operations. The modification of existing laws or regulations or the adoption of new laws or regulations imposing more stringent environmental restrictions could adversely affect the Company.

Environmental Remediation

The Company's worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the CS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2006, the Company's consolidated balance sheet included a noncurrent liability of $7.0 million for environmental matters.

Environmental Sustainability

The Company has pursued environmental sustainability in a number of ways. Processes are monitored in an attempt to produce the least amount of waste. None of the Company's facilities are rated above Small Quantity Generated status. All of the waste disposal firms used by the Company are carefully selected in an attempt to prevent any future Superfund involvements. Actions are taken in an attempt to minimize the generation of hazardous wastes and to minimize air emissions. None of the Company's facilities are classified as sites that generate more than minimal air emissions. Recycling of process water is a common practice. Best management practices are used in an effort to prevent contamination of soil and ground water on the Company's sites. The Company has an active health, safety and environmental audit program in place throughout the world.

Market Risk Information

The Company is currently exposed to market risk from changes in foreign currency rates and changes in interest rates. A discussion of the Company's market risk exposure in financial instruments follows.

Foreign Currency Exchange Rates

As described more fully under "Factors That May Affect Financial Condition and Future Results — Fluctuations in worldwide currency markets can impact the Company's profitability" above, the Company has short-term intercompany loans and intercompany balances outstanding at December 31, 2006 denominated in currencies different from the functional currency of at least one of the parties. These transactions subject the Company's financial results to risk from changes in foreign currency exchange rates. Other than the second quarter of 2006, these amounts had not resulted in recognition of a material foreign currency gain or loss due to fluctuations in the applicable exchange rates.

A large portion of the Company's operations consist of manufacturing and sales activities in foreign jurisdictions, principally in Europe, Canada, West Africa, the Middle East, Latin America and the Pacific Rim. As a result, the Company's financial performance may be affected by changes in foreign currency exchange rates or weak economic conditions in these markets. Overall, the Company generally is a net receiver of Pounds Sterling and Canadian dollars and, therefore, benefits from a weaker U.S. dollar with respect to these currencies. Typically, the Company is a net payer of euros and Norwegian krone as well as other currencies such as the Singapore dollar and the Brazilian real. A weaker U.S. dollar with respect to these currencies may have an adverse effect on the Company. For each of the last three years, the Company's gain or loss from foreign currency-denominated transactions has not been material, except as noted above.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into forward foreign currency exchange contracts to hedge specific large anticipated receipts in currencies for which the Company does not traditionally have fully offsetting local currency expenditures. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2006. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea or drilling contracts involving the Company's United States operations and its wholly-owned subsidiary in the United Kingdom. Information relating to the contracts and the fair values recorded in the Company's Consolidated Balance Sheets at December 31, 2006 and 2005 follows:

	December 31, 2006				
	Year of Contract Expiration				December 31,
(amounts in millions except exchange rates)	2007	2008	2009	Total	2005
Sell USD/Buy GBP:					
Notional amount to sell (in U.S. dollars)	$ 65.4	$ 11.0	$ 2.6	$ 79.0	$ 220.4
Average GBP to USD contract rate	1.8091	1.8039	1.7989	1.8080	1.8124
Average GBP to USD forward rate at December 31, 2006	1.9589	1.9515	1.9426	1.9573	1.7274
Fair value at December 31, 2006 in U.S. dollars				$ 6.5	$ (10.3)
Sell GBP/Buy Euro:					
Notional amount to buy (in euros)	16.0	0.9	—	16.9	45.8
Average GBP to EUR contract rate	1.3902	1.3693	1.3450	1.3891	1.4045
Average GBP to EUR forward rate at December 31, 2006	1.4756	1.4580	1.4365	1.4746	1.4333
Fair value at December 31, 2006 in U.S. dollars				$ (1.4)	$ (1.1)
Sell GBP/Buy NOK:					
Notional amount to buy (in Norwegian krone)	20.7	0.6	—	21.3	58.5
Average GBP to NOK contract rate	11.2999	11.2173	—	11.2975	11.3817
Average GBP to NOK forward rate at December 31, 2006	12.1515	12.0085	—	12.1475	11.4874
Fair value at December 31, 2006 in U.S. dollars				$ (0.3)	$ (0.1)
Sell USD/Buy Euro:					
Notional amount to buy (in euros)	25.1	10.4	—	35.5	—
Average EUR to USD contract rate	1.2888	1.3166	—	1.2970	—
Average EUR to USD forward rate at December 31, 2006	1.3288	1.3410	—	1.3324	—
Fair value at December 31, 2006 in U.S. dollars				$ —	$ —

Interest Rates

The Company is subject to interest rate risk on its long-term fixed interest rate debt and, to a lesser extent, variable-interest rate borrowings. Variable-rate debt, where the interest rate fluctuates periodically, exposes the Company's cash flows to variability due to changes in market interest rates. Fixed-rate debt, where the interest rate is fixed over the life of the instrument, exposes the Company to changes in the fair value of its debt due to changes in market interest rates and to the risk that the Company may need to refinance maturing debt with new debt at a higher rate.

The Company has performed a sensitivity analysis to determine how market rate changes might affect the fair value of its debt. This analysis is inherently limited because it represents a singular, hypothetical set of assumptions. Actual market movements may vary significantly from the assumptions. The effects of market movements may also directly or indirectly affect the Company's assumptions and its rights and obligations not covered by the sensitivity analysis. Fair value sensitivity is not necessarily indicative of the ultimate cash flow or the earnings effect from the assumed market rate movements.

An instantaneous one-percentage-point decrease in interest rates across all maturities and applicable yield curves would have increased the fair value of the Company's fixed-rate debt positions by approximately $50.2 million ($15.8 million at December 31, 2005), whereas a one-percentage-point increase in interest rates would have decreased the fair value of the Company's fixed rate debt by $25.9 million at December 31, 2006 ($14.7 million at December 31, 2005). This analysis does not reflect the effect that increasing or decreasing interest rates would have on other items, such as new borrowings, nor the impact they would have on interest expense and cash payments for interest.

The Company manages its debt portfolio to achieve an overall desired position of fixed and floating rates and may employ interest rate swaps as a tool to achieve that goal. The major risks from interest rate derivatives include changes in the interest rates affecting the fair value of such instruments, potential increases in interest expense due to market increases in floating interest rates and the creditworthiness of the counterparties in such transactions.

In May 2004, the Company entered into interest rate swap agreements on a notional amount of $150.0 million of its senior notes due April 15, 2007 (Senior Notes) to take advantage of short-term interest rates available. Under these agreements, the Company received interest from the counterparties at a fixed rate of 2.65% and paid a variable interest rate based on the published six-month LIBOR rate less 82.5 to 86.0 basis points. On June 7, 2005, the Company terminated these interest rate swaps and paid the counterparties approximately $1.1 million, which represented the fair market value of the agreements at the time of termination and was recorded as an adjustment to the carrying value of the related debt. This amount is being amortized as an increase to interest expense over the remaining term of the debt. The company's interest expense was increased by $0.5 million for the year ended December 31, 2006 as a result of the amortization of the termination payment.

The fair value of the Company's Senior Notes due 2007 is principally dependent on changes in prevailing interest rates. The fair values of the 1.5% and 2.5% convertible senior debentures are principally dependent on both prevailing interest rates and the Company's current share price as it relates to the initial conversion price of the respective instruments.

The Company has various other long-term debt instruments, but believes that the impact of changes in interest rates in the near term will not be material to these instruments.

Management's Report on Internal Control Over Financial Reporting

The Company maintains a system of internal controls that is designed to provide reasonable but not absolute assurance as to the reliable preparation of the consolidated financial statements. The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of errors or fraud, if any, within Cameron have been detected.

The control environment of Cameron is the foundation for its system of internal controls over financial reporting and is embodied in the Company's Standards of Conduct. It sets the tone of the Company's organization and includes factors such as integrity and ethical values. The Company's internal controls over financial reporting are supported by formal policies and procedures that are reviewed, modified and improved as changes occur in the Company's business or as otherwise required by applicable rule-making bodies.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal audit department and the independent registered public accountants to review and discuss internal controls over financial reporting and accounting and financial reporting matters. The independent registered public accountants and internal audit report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

Assessment of Internal Control Over Financial Reporting

Cameron's management is responsible for establishing and maintaining adequate internal control (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) over financial reporting.

Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding the Company's financial controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting – including the possibility of the circumvention or overriding of controls – based on management's evaluation, management has concluded that the Company's internal controls over financial reporting were effective as of December 31, 2006, based on the framework established in "Internal Control – Integrated Framework". However, because of changes in conditions, it is important to note that internal control system effectiveness may vary over time.

In conducting management's evaluation of the effectiveness of the Company's internal controls over financial reporting, the Brazilian operations of the Flow Control segment of Dresser, Inc., acquired during 2006, were excluded. These operations constituted less than 5% of the Company's consolidated revenues, income before income taxes and total assets as of and for the year ended December 31, 2006.

Ernst & Young LLP, an independent registered public accounting firm that has audited the Company's financial statements as of and for the three-year period ended December 31, 2006, has issued an attestation report on management's assessment of internal control over financial reporting, which is included herein.



Sheldon R. Erikson
Chairman of the Board
and Chief Executive Officer



Franklin Myers
Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited management's assessment, included in the Assessment of Internal Control Over Financial Reporting in the accompanying Management's Report on Internal Control Over Financial Reporting, that Cameron International Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cameron International Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Assessment of Internal Control Over Financial Reporting included in Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Brazilian operations of the Flow Control segment of Dresser, Inc. which are included in the 2006 consolidated financial statements of Cameron International Corporation and constituted less than 5% of the Company's consolidated revenues, income before income taxes and total assets as of and for the year ended December 31, 2006. The Brazilian operations of the Flow Control segment of Dresser, Inc. were acquired by Cameron International Corporation during 2006. Our audit of internal control over financial reporting of Cameron International Corporation also did not include an evaluation of the internal control over financial reporting of the Brazilian operations of the Flow Control segment of Dresser, Inc. acquired by Cameron International Corporation.

In our opinion, management's assessment that Cameron International Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cameron International Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cameron International Corporation as of December 31, 2006 and 2005, and the related statements of consolidated results of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 26, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cameron International Corporation

We have audited the accompanying consolidated balance sheets of Cameron International Corporation (the Company) as of December 31, 2006 and 2005, and the related statements of consolidated results of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cameron International Corporation at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 8 of the Notes to Consolidated Financial Statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment". Also, as discussed in Note 7 of the Notes to Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 26, 2007

Consolidated Results of Operations

(dollars in thousands, except per share data)	Year Ended December 31, 2006	2005	2004
Revenues	**$ 3,742,907**	$ 2,517,847	$ 2,092,845
Costs and expenses:			
Cost of sales (exclusive of depreciation and amortization shown separately below)	**2,601,072**	1,796,277	1,560,268
Selling and administrative expenses	**528,568**	381,267	300,124
Depreciation and amortization	**101,350**	78,398	82,841
Non-cash write-down of technology investment	**—**	—	3,814
Interest income	**(26,939)**	(13,060)	(4,874)
Interest expense	**20,677**	11,953	17,753
Acquisition integration costs	**29,578**	—	—
Total costs and expenses	**3,254,306**	2,254,835	1,959,926
Income before income taxes	**488,601**	263,012	132,919
Income tax provision	**(170,785)**	(91,882)	(38,504)
Net income	**$ 317,816**	$ 171,130	$ 94,415
Earnings per common share:			
Basic	**$ 2.81**	$ 1.55	$ 0.89
Diluted	**$ 2.72**	$ 1.52	$ 0.88

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

(dollars in thousands, except shares and per share data)	December 31, 2006	2005
Assets		
Cash and cash equivalents	**$ 1,033,537**	$ 361,971
Receivables, net	**696,147**	574,099
Inventories, net	**1,009,414**	705,809
Other	**168,554**	86,177
Total current assets	**2,907,652**	1,728,056
Plant and equipment, net	**648,785**	525,715
Goodwill	**595,268**	577,042
Other assets	**199,045**	267,749
Total assets	**$ 4,350,750**	$ 3,098,562
Liabilities and stockholders' equity		
Current portion of long-term debt	**$ 207,345**	$ 6,471
Accounts payable and accrued liabilities	**1,364,716**	891,519
Accrued income taxes	**56,151**	23,871
Total current liabilities	**1,628,212**	921,861
Long-term debt	**745,408**	444,435
Postretirement benefits other than pensions	**20,757**	40,104
Deferred income taxes	**90,248**	39,089
Other long-term liabilities	**124,686**	58,310
Total liabilities	**2,609,311**	1,503,799
Commitments and contingencies	**—**	—
Stockholders' equity:		
Common stock, par value $.01 per share, 150,000,000 shares authorized, 116,170,863 shares issued at December 31, 2006 (115,629,117 shares issued and outstanding at December 31, 2005)	**1,162**	1,156
Preferred stock, par value $.01 per share, 10,000,000 shares authorized, no shares issued or outstanding	**—**	—
Capital in excess of par value	**1,140,765**	1,113,001
Retained earnings	**760,958**	443,142
Accumulated other elements of comprehensive income	**16,326**	37,464
Less: Treasury stock at cost, 3,881,236 shares at December 31, 2006	**(177,772)**	—
Total stockholders' equity	**1,741,439**	1,594,763
Total liabilities and stockholders' equity	**$ 4,350,750**	$ 3,098,562

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Cash Flows

(dollars in thousands)	Year Ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net income	**$ 317,816**	$ 171,130	$ 94,415
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**75,909**	64,018	70,157
Amortization	**25,441**	14,380	12,684
Write-off of unamortized debt issuance costs associated with retired debt	**—**	—	6,844
Non-cash stock compensation expense	**25,568**	2,790	—
Non-cash write-down of investments	**—**	2,458	3,814
Non-cash write-off of assets associated with acquisition integration efforts	**10,525**	—	—
Tax benefit of employee benefit plan transactions, deferred income taxes and other	**60,345**	34,049	(14,704)
Changes in assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:			
Receivables	**(81,762)**	(80,659)	(44,387)
Inventories	**(269,771)**	(137,384)	76,207
Accounts payable and accrued liabilities	**382,854**	255,213	(9,063)
Other assets and liabilities, net	**(414)**	26,094	(736)
Net cash provided by operating activities	**546,511**	352,089	195,231
Cash flows from investing activities:			
Capital expenditures	**(184,830)**	(77,508)	(53,481)
Acquisitions, net of cash acquired	**(28,846)**	(328,570)	(171,032)
Sales of short-term investments	**—**	—	22,033
Proceeds from sale of plant and equipment and other	**16,638**	5,474	10,133
Net cash used for investing activities	**(197,038)**	(400,604)	(192,347)
Cash flows from financing activities:			
Loan borrowings (repayments), net	**(308)**	(2,243)	(4,919)
Issuance of long-term debt	**500,000**	—	437,862
Redemption of convertible debt	**—**	(14,821)	(443,903)
Debt issuance costs	**(8,630)**	—	(6,538)
Purchase of treasury stock	**(282,191)**	(9,395)	(95,325)
Proceeds from stock option exercises	**76,002**	223,085	46,334
Excess tax benefits from stock compensation plans	**16,580**	—	—
Principal payments on capital leases	**(4,401)**	(4,098)	(4,355)
Net cash provided by (used for) financing activities	**297,052**	192,528	(70,844)
Effect of translation on cash	**25,041**	(9,040)	2,842
Increase (decrease) in cash and cash equivalents	**671,566**	134,973	(65,118)
Cash and cash equivalents, beginning of year	**361,971**	226,998	292,116
Cash and cash equivalents, end of year	**$ 1,033,537**	$ 361,971	$ 226,998

The Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Changes in Stockholders' Equity

(dollars in thousands)	Common stock	Capital in excess of par value	Retained earnings	Accumulated other elements of comprehensive income	Treasury stock	Total
Balance – December 31, 2003	$ 549	$ 957,912	$ 177,597	$ 55,329	$ (54,664)	$ 1,136,723
Net income			94,415			94,415
Foreign currency translation				40,332		40,332
Minimum pension liability, net of $352 in taxes				(568)		(568)
Change in fair value of short-term investments and other, net of $0 in taxes				(119)		(119)
Comprehensive income						134,060
Purchase of treasury stock					(95,325)	(95,325)
Treasury stock issued under stock option and other employee benefit plans		(15,817)			61,961	46,144
Tax benefit of employee stock benefit plan transactions		6,645				6,645
Balance – December 31, 2004	549	948,740	272,012	94,974	(88,028)	1,228,247
Net income			171,130			171,130
Foreign currency translation				(49,110)		(49,110)
Change in fair value of derivatives accounted for as cash flow hedges, net of $3,873 in taxes				(8,441)		(8,441)
Other comprehensive income recognized in current year earnings, net of $18 in taxes				41		41
Comprehensive income						113,620
Non-cash stock compensation expense		2,790				2,790
Purchase of treasury stock					(9,395)	(9,395)
Common and treasury stock issued under stock option and other employee benefit plans	31	124,230			97,423	221,684
Tax benefit of employee stock benefit plan transactions		37,817				37,817
Stock split	576	(576)				—
Balance – December 31, 2005	1,156	1,113,001	443,142	37,464	—	1,594,763
Net income			**317,816**			**317,816**
Foreign currency translation				**57,130**		**57,130**
Change in fair value of derivatives accounted for as cash flow hedges, net of $6,222 in taxes				**13,468**		**13,468**
Other comprehensive income recognized in current year earnings, net of $116 in taxes				**(251)**		**(251)**
Minimum pension liability, net				**(337)**		**(337)**
Comprehensive income						**387,826**
Adjustment to initially apply FASB Statement No. 158, net of $44,382 in taxes				**(91,148)**		**(91,148)**
Non-cash stock compensation expense		**25,568**				**25,568**
Purchase of treasury stock					**(282,191)**	**(282,191)**
Common and treasury stock issued under stock option and other employee benefit plans	**6**	**(28,804)**			**103,777**	**74,979**
Tax benefit of employee stock benefit plan transactions		**23,284**				**23,284**
Other		**7,716**			**642**	**8,358**
Balance – December 31, 2006	**$ 1,162**	**$ 1,140,765**	**$ 760,958**	**$ 16,326**	**$ (177,772)**	**$ 1,741,439**

The Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Major Accounting Policies

Company Operations — At the Annual Meeting of Stockholders of Cooper Cameron Corporation held on May 5, 2006, stockholders voted to change the corporation's name to Cameron International Corporation (Cameron or the Company). Upon the change in the corporate name, the Company also rebranded its three existing business segments into Drilling & Production Systems (DPS), formerly the Cameron segment; Valves & Measurement (V&M), formerly the Cooper Cameron Valves segment; and Compression Systems (CS), formerly the Cooper Compression segment. Additional information regarding each segment may be found in Note 14 of the Notes to Consolidated Financial Statements.

Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries. Products include oil and gas pressure control and separation equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission processes used in onshore, offshore and subsea applications. Cameron also manufactures and services air and gas compressors and turbochargers.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments from 20% to 50% in affiliated companies are accounted for using the equity method.

Estimates in Financial Statements — The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, estimated losses on accounts receivable, estimated realizable value on excess and obsolete inventory, contingencies, including tax contingencies, estimated liabilities for litigation exposures and liquidated damages, estimated warranty costs, estimates related to pension accounting, estimated proceeds from assets held for sale and estimates related to deferred tax assets, including valuation allowances on deferred tax assets. Actual results could differ materially from these estimates.

Revenue Recognition — The Company generally recognizes revenue once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the equipment has occurred or services have been rendered, (iii) the price of the equipment or service is fixed and determinable and (iv) collectibility is reasonably assured. For certain engineering, procurement and construction-type contracts, which typically include the Company's subsea and drilling systems and processing equipment contracts, revenue is recognized in accordance with Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1). Under SOP 81-1, the Company recognizes revenue on these contracts using a units-of-completion method. Under the units-of-completion method, revenue is recognized once the manufacturing process is complete for each piece of equipment specified in the contract with the customer. This would include customer inspection and acceptance, if required by the contract. Approximately 17%, 13% and 15% of the Company's revenues for the years ended December 31, 2006, 2005 and 2004, respectively, was recognized under SOP 81-1.

Shipping and Handling Costs — Shipping and handling costs are reflected in the caption entitled "Cost of sales (exclusive of depreciation and amortization shown separately below)" in the accompanying Consolidated Results of Operations statements.

Cash Equivalents — For purposes of the Consolidated Cash Flows statement, the Company considers all investments purchased with original maturities of three months or less to be cash equivalents.

Short-term Investments — Investments in available for sale marketable debt and equity securities are carried at fair value, based on quoted market prices. Differences between cost and fair value are reflected as a component of accumulated other elements of comprehensive income until such time as those differences are realized. The basis for computing realized gains or losses is the specific identification method. If the Company determines that a loss is other than temporary, such loss will be charged to earnings. No material realized gains or losses on short-term investments were recognized during the years ended December 31, 2006, 2005 and 2004.

Allowance for Doubtful Accounts — The Company maintains allowances for doubtful accounts for estimated losses that may result from the inability of its customers to make required payments. Such allowances are based upon several factors including, but not limited to, historical experience and the current and projected financial condition of specific customers.

Inventories — Aggregate inventories are carried at cost or, if lower, net realizable value. On the basis of current costs, 48% of inventories at December 31, 2006 and 42% at December 31, 2005 are carried on the last-in, first-out (LIFO) method. The remaining inventories, which are located outside the United States and Canada, are carried on the first-in, first-out (FIFO) method. The Company provides a reserve for its inventory for estimated obsolescence or excess quantities on hand equal to the difference between the cost of the inventory and its estimated realizable value. During 2005, the Company revised its estimates of realizable value on certain of its excess inventory. The impact of this revision was to increase the required reserve as of December 31, 2005 by $9,900,000. During 2006, 2005 and 2004, the Company reduced its LIFO inventory levels in the CS segment resulting in a liquidation of certain low-cost inventory layers. Accordingly, the Company recorded non-cash LIFO income of $2,091,000, $4,033,000 and $9,684,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Plant and Equipment — Property, plant and equipment, both owned and under capital lease, is carried at cost. Maintenance and repairs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. The Company capitalizes software developed or obtained for internal use. Accordingly, the cost of third-party software, as well as the cost of third-party and internal personnel that are directly involved in application development activities, are capitalized during the application development phase of new

software systems projects. Costs during the preliminary project stage and post-implementation stage of new software systems projects, including data conversion and training costs, are expensed as incurred. Depreciation and amortization is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using the straight-line method. The estimated useful lives of the major classes of property, plant and equipment are as follows:

	Estimated Useful Lives
Buildings and leasehold improvements	10 - 40 years
Machinery, equipment and tooling	3 - 18 years
Office furniture, software and other	3 - 10 years

Goodwill — In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), the Company reviews goodwill at least annually for impairment at the reporting unit level, or more frequently if indicators of impairment are present. The Company conducts its annual review by comparing the estimated fair value of each reporting unit to its respective book value. The estimated fair value for the 2006, 2005 and 2004 annual evaluations was determined using discounted cash flows and other market-related valuation models. Certain estimates and judgments are required in the application of the fair value models. Each of the annual evaluations indicated that no impairment of goodwill was required. The Company's reporting units for SFAS 142 purposes are the Drilling and Production Systems group, Petreco Process Systems division, the valves portion of the V&M group, NuFlo Measurement Systems division, the Reciprocating division (formerly Cooper Energy Services) and the Centrifugal division (formerly Cooper Turbocompressor). The Drilling and Production Systems group and Petreco Process Systems division form the DPS segment. The V&M segment consists of the valves portion of the V&M group and the NuFlo Measurement Systems division. The Reciprocating and Centrifugal divisions are included in the CS segment. See Note 14 of the Notes to Consolidated Financial Statements for further discussion of the Company's business segments.

Intangible Assets — The Company's intangible assets, excluding goodwill, represent purchased patents, trademarks, customer lists and other identifiable intangible assets. The majority of other identifiable intangible assets are amortized on a straight-line basis over the years expected to be benefited, generally ranging from 5 to 20 years. Such intangibles are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. As many areas of the Company's business rely on patents and proprietary technology, it has followed a policy of seeking patent protection both inside and outside the United States for products and methods that appear to have commercial significance. The costs of developing any intangibles internally, as well as costs of defending such intangibles, are expensed as incurred.

Long-Lived Assets — In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. Assets are classified as held for sale when the Company has a plan for disposal of such assets and those assets meet the held for sale criteria contained in SFAS 144 and are stated at estimated fair value less estimated costs to sell.

Product Warranty — Estimated warranty costs are accrued either at the time of sale based upon historical experience or, in some cases, when specific warranty problems are encountered. Adjustments to the recorded liability are made periodically to reflect actual experience.

Contingencies — The Company accrues for costs relating to litigation, including litigation defense costs, claims and other contingent matters, including tax contingencies and liquidated damage liabilities, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Revisions to contingent liability reserves are reflected in income in the period in which different facts or information become known or circumstances change that affect the Company's previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

Income Taxes — The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of the earnings that are planned to be remitted. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized considering future taxable income and ongoing prudent and feasible tax planning strategies.

Environmental Remediation and Compliance — Environmental remediation and postremediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value.

Pension and Postretirement Benefits Accounting — In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, postretirement benefit plans) to recognize the funded status of their postretirement benefit plans in their consolidated balance sheets, measure the fair value of plan assets and benefit obligations as of the date of the consolidated balance sheet, and provide additional disclosures. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company's financial condition at December 31, 2006, has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on the Company's consolidated financial condition at December 31, 2005 or 2004. The Company currently uses a measurement date of December 31 for its defined benefit pension plans. The Company expects to adopt the measurement date provisions of SFAS 158 for its postretirement benefit plans when required. SFAS 158 did not change the basic approach to measuring plan assets, benefit obligations and annual net periodic benefit costs. These issues are expected to be addressed by the FASB at a later date. Accordingly, the Company continues to follow the provisions of Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (SFAS 87) and Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106) in measuring its plan assets and benefit obligations as of December 31, 2006 and in determining the amount of its net periodic benefit costs for the year ended December 31, 2006. See Note 7 for further discussion of the effect of adopting SFAS 158 on the Company's consolidated financial statements.

Stock-Based Compensation — At December 31, 2006, the Company had four stock-based employee compensation plans, which are described in further detail in Note 8 of the Notes to Consolidated Financial Statements. Prior to January 1, 2006, the Company measured compensation expense for its stock-based compensation plans using the intrinsic value method. Effective January 1, 2006, compensation expense for the Company's stock-based compensation plans is now measured using the fair value method required by Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)). Under SFAS 123(R), the fair value of stock option grants and restricted stock unit awards is amortized to expense using the straight-line method over the shorter of the vesting period or the remaining employee service period.

Derivative Financial Instruments — The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), hedge accounting is only applied when the derivative is deemed highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other elements of comprehensive income until the underlying transactions are recognized in earnings, at which time any deferred hedging gains or losses are also recorded in earnings on the same line as the hedged item. Any ineffective portion of the change in the fair value of a derivative used as a cash flow hedge is recorded in earnings as incurred. The Company may at times also use forward contracts to hedge foreign currency assets and liabilities. These contracts are not designated as hedges under SFAS 133. Therefore, the change in fair value of these contracts are recognized in earnings as they occur and offset gains or losses on the related asset or liability.

Foreign Currency — For most subsidiaries and branches outside the U.S., the local currency is the functional currency. In accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, the financial statements of these subsidiaries and branches are translated into U.S. dollars as follows: (i) assets and liabilities at year-end exchange rates; (ii) income, expenses and cash flows at average exchange rates; and (iii) stockholders' equity at historical exchange rates. For those subsidiaries for which the local currency is the functional currency, the resulting translation adjustment is recorded as a component of accumulated other elements of comprehensive income in the accompanying Consolidated Balance Sheets.

For certain other subsidiaries and branches, operations are conducted primarily in currencies other than the local currencies, which are therefore the functional currency. Non-functional currency monetary assets and liabilities are remeasured at year-end exchange rates. Revenue, expense and gain and loss accounts of these foreign subsidiaries and branches are remeasured at average exchange rates. Non-functional currency non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are remeasured at historical rates.

Foreign currency gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in income. The effects of foreign currency transactions were gains (losses) of $14,414,000, $2,717,000 and $(1,982,000) for the years ended December 31, 2006, 2005 and 2004, respectively.

Reclassifications and Revisions — Certain prior year amounts have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements — In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN 48, income taxes will no longer be subject to Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. The Company adopted FIN 48 on January 1, 2007, as required. The Company is continuing to finalize certain estimates relating to the adoption of FIN 48 but at present does not expect there to be a material cumulative effect on its beginning retained earnings upon adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands the level of disclosures regarding fair value. SFAS 157 also emphasizes that fair value is a market-based measurement rather than an entity-specific measurement. The Company currently does not expect SFAS 157 to have a material effect on its financial position when adopted as required on January 1, 2008.

Note 2: Acquisitions

On September 1, 2005, the Company announced it had agreed to acquire substantially all of the businesses included within the Flow Control segment of Dresser, Inc. (the Dresser Acquired Businesses). On November 30, 2005, the Company completed the acquisition of all of these businesses other than a portion of the business, located in Brazil, which was acquired on January 10, 2006. The total net cash purchase price for the Dresser Acquired Businesses was approximately $210,470,000. The acquired operations serve customers in the worldwide oil and gas production, pipeline and process markets and have been included in the Company's consolidated financial statements for the period subsequent to the acquisition, primarily in the V&M segment.

During 2006, the Company obtained information relating to the fair value of the assets and liabilities of the Dresser Acquired Businesses existing at the acquisition date for purposes of allocating the purchase price in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. As a result of incorporating this information into its initial purchase price allocation, goodwill associated with this acquisition has decreased by $17,174,000 since December 31, 2005 to approximately $88,349,000 at December 31, 2006.

In connection with the integration of the Dresser Acquired Businesses primarily into the V&M segment, which was mostly completed as of the end of 2006, a total of $29,578,000 in integration costs were recognized during the year ended December 31, 2006, of which approximately $10,525,000 related to non-cash impairment charges for goodwill, fixed assets and other assets at certain legacy locations of the Company that are in the process of being closed or otherwise being impacted by the integration. The components of the total integration costs are as follows:

(dollars in thousands)	Year Ended December 31, 2006
Plant rearrangement and other integration costs	$ 13,241
Non-cash asset impairment charges	10,525
Employee severance	4,220
Stay bonuses and employee relocation costs	1,592
Total	$ 29,578

On January 3, 2006, the Company acquired the assets and liabilities of Caldon, Inc. for approximately $13,089,000 in cash. The acquisition of Caldon added a new ultrasonic flow measurement product line to the existing flow measurement products in the V&M segment. Caldon's results are included in the Company's consolidated financial statements for the period subsequent to the acquisition date. Goodwill associated with the Caldon acquisition totaled approximately $5,805,000 at December 31, 2006, most of which is deductible for income tax purposes.

On May 11, 2005, the Company acquired one hundred percent of the outstanding stock of NuFlo Technologies, Inc. (NuFlo), a Houston-based supplier of metering and related flow measurement equipment, for approximately $121,294,000 in cash and assumed debt. NuFlo's results are included in the Company's consolidated financial statements for the period subsequent to the acquisition date in the V&M segment. Goodwill recorded as a result of this acquisition totaled approximately $75,444,000, most of which will not be deductible for income tax purposes.

Also, during 2005, the Company made three small product line acquisitions. Two of the acquisitions, totaling $10,118,000, were complementary to the current product offerings in the DPS segment. One acquisition in the amount of $1,022,000, plus certain additional amounts that have been deferred for annual payout over a three-year period ending January 5, 2008, was incorporated into the V&M segment. The results of the acquired entities have been included in the Company's consolidated financial statements for the period subsequent to the respective acquisition dates. Total goodwill recorded as a result of these acquisitions amounted to $6,648,000, the majority of which will be deductible for income tax purposes.

On November 29, 2004, the Company acquired certain businesses of the PCC Flow Technologies segment of Precision Castparts Corp. (PCC), for approximately $79,668,000, net of cash acquired and debt assumed. The operations acquired serve customers in the surface oil and gas production, pipeline and process markets. The results of the PCC entities acquired are included in the Company's consolidated financial statements for the period subsequent to the acquisition date. Total goodwill recorded as a result of this acquisition was approximately $17,313,000, most of which will not be deductible for income tax purposes.

On July 2, 2004, the Company acquired the assets of Unicel, Inc. (Unicel), a supplier of oil separation products, for approximately $6,700,000 in cash and a note payable for $500,000. The Unicel acquisition expanded the product offering of Petreco International Inc. (Petreco). Unicel's results are included in the Company's consolidated financial statements for the period subsequent to the acquisition date. Goodwill recorded from the Unicel acquisition totaled approximately $5,702,000, most of which will be deductible for income tax purposes.

On February 27, 2004, the Company acquired one hundred percent of the outstanding stock of Petreco, a Houston-based supplier of oil and gas separation products, for approximately $89,922,000, net of cash acquired and debt assumed. Petreco provides highly engineered, custom processing products to the oil and gas industry worldwide and provides the Company with additional product offerings that are complementary to its existing products. Petreco's results are included in the Company's consolidated financial statements for the period subsequent to the acquisition date. Total goodwill recorded as a result of the Petreco acquisition was approximately $74,325,000, most of which will not be deductible for income tax purposes.

Note 3: Receivables

Receivables consisted of the following:

(dollars in thousands)	December 31, 2006	2005
Trade receivables	$ 671,343	$ 560,638
Other receivables	32,107	23,236
Allowance for doubtful accounts	(7,303)	(9,775)
Total receivables	$ 696,147	$ 574,099

Note 4: Inventories

Inventories consisted of the following:

(dollars in thousands)	December 31, 2006	2005
Raw materials	$ 108,889	$ 97,035
Work-in-process	300,970	214,730
Finished goods, including parts and subassemblies	687,088	476,770
Other	4,721	3,408
	1,101,668	791,943
Excess of current standard costs over LIFO costs	(48,031)	(37,829)
Allowance for obsolete and excess inventory	(44,223)	(48,305)
Total inventories	$1,009,414	$ 705,809

Note 5: Plant and Equipment, Goodwill and Other Assets

Plant and equipment consisted of the following:

(dollars in thousands)	December 31, 2006	2005
Land and land improvements	$ 41,738	$ 36,229
Buildings	282,049	220,315
Machinery and equipment	646,646	587,967
Tooling, dies, patterns, etc.	81,107	55,383
Office furniture & equipment	103,115	93,919
Capitalized software	95,953	83,221
Assets under capital leases	22,921	20,754
Construction in progress	74,021	35,079
All other	17,914	14,555
	1,365,464	1,147,422
Accumulated depreciation	(716,679)	(621,707)
Total plant and equipment	$ 648,785	$ 525,715

Changes in goodwill during 2006 were as follows:

(dollars in thousands)	DPS	V&M	CS	Total
Balance at December 31, 2005	$ 229,932	$ 284,888	$ 62,222	$ 577,042
Acquisition of Caldon, Inc. and a remaining portion of the Dresser Acquired Businesses by the V&M segment	—	22,881	—	22,881
Purchase price allocation adjustment to goodwill for the Dresser Acquired Businesses	(6,536)	(10,638)	—	(17,174)
Impairment associated with a V&M legacy business to be closed	—	(4,763)	—	(4,763)
Translation and other	26,456	(9,174)	—	17,282
Balance at December 31, 2006	$ 249,852	$ 283,194	$ 62,222	$ 595,268

Other assets consisted of the following:

(dollars in thousands)	December 31, 2006	2005
Long-term prepaid benefit costs of defined benefit pension plans	$ 18,451	$ 133,875
Deferred income taxes	45,703	53,767
Other intangibles:		
Nonamortizable	8,607	8,610
Gross amortizable	94,683	53,316
Accumulated amortization	(20,807)	(9,972)
Other	52,408	28,153
Total other assets	$ 199,045	$ 267,749

Amortization associated with the Company's capitalized software and other amortizable intangibles (primarily patents, trademarks, customer lists and other) recorded as of December 31, 2006 is expected to approximate $19,694,000, $15,196,000, $13,637,000, $12,164,000, and $11,488,000 for the years ending December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

Note 6: Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

(dollars in thousands)	December 31, 2006	2005
Trade accounts payable and accruals	$ 408,480	$ 372,461
Salaries, wages and related fringe benefits	141,444	128,144
Advances from customers	573,527	240,980
Sales related costs and provisions	78,666	38,630
Payroll and other taxes	30,032	25,858
Product warranty	29,846	25,030
Other	102,721	60,416
Total accounts payable and accrued liabilities	$1,364,716	$ 891,519

Activity during the year associated with the Company's product warranty accruals was as follows (dollars in thousands):

Balance December 31, 2005	Net Warranty Provisions	Charges Against Accrual	Translation and Other	Balance December 31, 2006
$25,030	$17,135	$(17,693)	$5,374	$29,846

Note 7: Employee Benefit Plans

The Company sponsors the Cameron International Corporation Retirement Plan (Retirement Plan), which covered the majority of salaried U.S. employees and certain domestic hourly employees at the time it was frozen to most new entrants, effective May 1, 2003. In addition, the Company sponsors separate defined benefit pension plans for employees of its U.K. and German subsidiaries and several unfunded defined benefit arrangements for various other employee groups. The U.K. defined benefit pension plan was frozen to new entrants effective June 14, 1996. With respect to the freeze in the Retirement Plan, the basic credits to participant account balances decreased from 4% of compensation below the Social Security Wage Base plus 8% of compensation in excess of the Social Security Wage Base to 3% and 6%, respectively, and vesting for participants who had not completed three full years of vesting service as of May 1, 2003 changed from a three-year graded vesting with 33% vested after three years and 100% vested after five years to five-year cliff vesting.

Certain of the Company's employees also participate in various domestic employee welfare benefit plans, including medical, dental and prescriptions. Additionally, certain employees receive retiree medical, prescription and life insurance benefits. All of the welfare benefit plans, including those providing postretirement benefits, are unfunded.

Total net benefit plan expense (income) associated with the Company's defined benefit pension and postretirement benefit plans consisted of the following:

(dollars in thousands)	Pension Benefits 2006	2005	2004	Postretirement Benefits 2006	2005	2004
Service cost	**$ 8,830**	$ 7,574	$ 7,036	**$ 6**	$ 7	$ 12
Interest cost	**23,046**	22,215	21,255	**1,334**	1,502	2,601
Expected return on plan assets	**(31,500)**	(28,807)	(27,795)	**—**	—	—
Amortization of prior service cost (credit)	**(525)**	(526)	(526)	**(383)**	(388)	(463)
Amortization of losses (gains) and other	**11,203**	9,925	7,988	**(979)**	(956)	747
Total net benefit plan expense (income)	**$ 11,054**	$ 10,381	$ 7,958	**$ (22)**	$ 165	$ 2,897
Net benefit plan expense (income):						
U.S. plans	**$ 4,804**	$ 3,155	$ 2,819	**$ (22)**	$ 165	$ 2,897
Foreign plans	**6,250**	7,226	5,139	**—**	—	—
Total net benefit plan expense (income)	**$ 11,054**	$ 10,381	$ 7,958	**$ (22)**	$ 165	$ 2,897

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required the Company to recognize the funded status of its pension and postretirement benefit plans in its December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other elements of comprehensive income, net of tax. The adjustment to accumulated other elements of comprehensive income at adoption represents the net unrecognized actuarial (gains) losses and unrecognized prior service costs (credits) remaining from the initial adoption of SFAS 87 and SFAS 106, all of which were previously netted against the plan's funded status in the Company's consolidated balance sheet pursuant to the provisions of SFAS 87 and SFAS 106. These amounts will be subsequently recognized as net periodic benefit plan cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit plan cost in the same periods will be recognized as a component of accumulated other elements of comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit plan cost on the same basis as the amounts recognized in accumulated other elements of comprehensive income at the time of adopting SFAS 158.

The incremental effects of adopting the provisions of SFAS 158 on the Company's consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on the Company's consolidated results of operations for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company's operating results in future periods.

(dollars in thousands)	December 31, 2006 Prior to Adopting SFAS 158	Effect of Adopting SFAS 158	As Reported
Long-term prepaid pension cost	$ 139,767	$ (121,316)	$ 18,451
Intangible assets related to pension plans	72	(72)	—
Current pension and postretirement benefit plan liabilities	3,422	—	3,422
Long-term pension liabilities	5,805	31,710	37,515
Long-term postretirement benefit plan liabilities	35,194	(14,437)	20,757
Additional minimum pension liabilities	3,131	(3,131)	—
Deferred income tax assets (liabilities), net	(49,728)	44,382	(5,346)
Accumulated other elements of comprehensive income	1,844	91,148	92,992

Included in accumulated other elements of comprehensive income at December 31, 2006 are the following amounts that have not yet been recognized in net periodic benefit plan cost as well as the amounts that are expected to be recognized in net periodic benefit plan cost during the year ending December 31, 2007:

(dollars in thousands)	December 31, 2006 Before Tax	After Tax	Year Ending December 31, 2007 Expected Amortization
Pension benefits:			
Prior service credit, net	$ (2,461)	$ (1,520)	$ (540)
Actuarial losses, net	155,487	103,427	14,674
Post retirement benefits:			
Prior service credit	(2,677)	(1,653)	(382)
Actuarial gains	(11,760)	(7,262)	(1,078)
	$ 138,589	$ 92,992	$ 12,674

The change in the projected benefit obligation associated with the Company's defined benefit pension plans and the change in the accumulated benefit obligation associated with the Company's postretirement benefit plans is as follows:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	2006	2005	2006	2005
Benefit obligation at beginning of year	$ 422,897	$ 414,569	$ 24,912	$ 26,672
Service cost	8,830	7,574	6	7
Interest cost	23,046	22,215	1,334	1,502
Plan participants' contributions	921	910	—	—
Actuarial losses (gains)	17,374	22,924	(1,274)	(998)
Exchange rate changes	31,975	(25,384)	—	—
Benefits and expenses paid from plan assets	(17,063)	(19,628)	—	—
Benefits paid directly by the Company	(573)	(283)	(1,714)	(2,271)
Benefit obligation at end of year	$ 487,407	$ 422,897	$ 23,264	$ 24,912
Benefit obligation at end of year:				
U.S. plans	$ 210,244	$ 203,017	$ 23,264	$ 24,912
Foreign plans	277,163	219,880	—	—
Benefit obligation at end of year	$ 487,407	$ 422,897	$ 23,264	$ 24,912

The total accumulated benefit obligation for the Company's defined benefit pension plans was $445,911,000 and $393,149,000 at December 31, 2006 and 2005, respectively.

The change in the plan assets associated with the Company's defined benefit pension and postretirement benefit plans is as follows:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	2006	2005	2006	2005
Fair value of plan assets at beginning of year	$ 403,942	$ 384,788	$ —	$ —
Actual return on plan assets	38,633	37,543	—	—
Actuarial gains	4,563	9,475	—	—
Company contributions	7,586	13,652	—	—
Plan participants' contributions	921	910	—	—
Exchange rate changes	28,846	(22,798)	—	—
Benefits and expenses paid from plan assets	(17,063)	(19,628)	—	—
Fair value of plan assets at end of year	$ 467,428	$ 403,942	$ —	$ —
Fair value of plan assets at end of year:				
U.S. plans	$ 223,835	$ 201,867	$ —	$ —
Foreign plans	243,593	202,075	—	—
Fair value of plan assets at end of year	$ 467,428	$ 403,942	$ —	$ —

The funded status of the Company's defined benefit pension and postretirement benefit plans is as follows:

	Pension Benefits		Postretirement Benefits	
(dollars in thousands)	2006	2005	2006	2005
Overfunded plans	$ 18,451	$ 3,228	$ —	$ —
Underfunded plans	(38,430)	(22,183)	(23,264)	(24,912)
Funded status	$ (19,979)	$ (18,955)	$ (23,264)	$ (24,912)

Actual asset investment allocations for the Company's main defined benefit pension plans in the United States and the United Kingdom, which account for approximately 99% of total plan assets, are as follows:

	Pension Benefits	
	2006	**2005**
U.S. plan:		
Equity securities	**65%**	65%
Fixed income debt securities, cash and other	**35%**	35%
U.K. plan:		
Equity securities	**50%**	51%
Fixed income debt securities, cash and other	**50%**	49%

In each jurisdiction, the investment of plan assets is overseen by a plan asset committee whose members act as trustees of the plan and set investment policy. For the years ended December 31, 2006 and 2005, the investment strategy has been designed to approximate the performance of market indexes. The actual asset allocations for the U.S. plan at December 31, 2006 and 2005 were weighted slightly heavier toward equity securities than the targeted allocations.

During 2006, the Company made contributions totaling $7,586,000 to the assets of its various defined benefit pension plans. Contributions to plan assets for 2007 are currently expected to approximate $5,486,000, assuming no change in the current discount rate or expected investment earnings.

The weighted-average assumptions associated with the Company's defined benefit pension and postretirement benefit plans were as follows:

	Pension Benefits		Postretirement Benefits	
	2006	**2005**	**2006**	**2005**
Assumptions related to net benefit costs:				
Domestic plans:				
Discount rate	**5.75%**	5.75%	**5.5%**	5.75%
Expected return on plan assets	**8.5%**	8.5%	**—**	—
Rate of compensation increase	**4.5%**	4.5%	**—**	—
Health care cost trend rate	**—**	—	**9.0%**	10.0%
Measurement date	**1/1/2006**	1/1/2005	**10/1/2005**	10/1/2004
International plans:				
Discount rate	**4.25 - 5.0%**	5.0 - 5.5%	**—**	—
Expected return on plan assets	**4.5 - 6.75%**	5.0 - 6.75%	**—**	—
Rate of compensation increase	**2.75 - 4.0%**	2.75 - 4.0%	**—**	—
Measurement date	**1/1/2006**	1/1/2005	**—**	—
Assumptions related to end of period benefit obligations:				
Domestic plans:				
Discount rate	**5.75%**	5.75%	**5.5%**	5.5%
Rate of compensation increase	**4.5%**	4.5%	**—**	—
Health care cost trend rate	**—**	—	**9.0%**	9.0%
Measurement date	**12/31/2006**	12/31/2005	**10/1/2006**	10/1/2005
International plans:				
Discount rate	**4.5 - 5.0%**	4.25 - 5.0%	**—**	—
Rate of compensation increase	**2.75 - 4.0%**	2.75 - 4.0%	**—**	—
Measurement date	**12/31/2006**	12/31/2005	**—**	—

The Company's discount rate assumptions for its U.S. and U.K. defined benefit pension plans are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plans.

The assumptions for expected long-term rates of return on assets are based on historical experience and estimated future investment returns taking into consideration anticipated asset allocations, investment strategies and the views of various investment professionals.

The rate of compensation increase assumption for the U.S. plans is based on an age-grade scale ranging from 3.0% to 7.5% with a weighted-average rate of approximately 4.5%. The assumptions for the foreign plans reflect local economic conditions and the Company's compensation strategy in those locations.

The health care cost trend rate is assumed to decrease gradually from 9.0% to 5.0% by 2011 and remain at that level thereafter. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in thousands)	One-percentage-point Increase	One-percentage-point Decrease
Effect on total of service and interest cost components in 2006	$ 67	$ (60)
Effect on postretirement benefit obligation as of December 31, 2006	$ 1,220	$ (1,099)

Year-end amounts applicable to the Company's pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets were as follows:

	Projected Benefit Obligation in Excess of Plan Assets		Accumulated Benefit Obligation in Excess of Plan Assets	
(dollars in thousands)	**2006**	2005	**2006**	2005
Fair value of applicable plan assets	**$ 244,026**	$ 202,509	**$ 5,737**	$ 4,881
Projected benefit obligation of applicable plans	**$ (282,456)**	$ (224,692)	**—**	—
Accumulated benefit obligation of applicable plans	**—**	—	**$ (15,529)**	$ (12,802)

Future expected benefit payments and future expected receipts of Medicare Part D subsidies are as follows:

	Pension Benefits			Postretirement Benefits	
(dollars in thousands)	U.S. Unfunded Plans	U.S. Funded Plans	Foreign Funded Plans	Payment Before Subsidy	Medicare Part D Subsidy
Year ended December 31:					
2007	$ 915	$ 14,097	$ 5,503	$ 2,912	$ 405
2008	$ 410	$ 13,963	$ 5,706	$ 2,883	$ 407
2009	$ 410	$ 16,219	$ 6,101	$ 2,842	$ 403
2010	$ 280	$ 14,966	$ 6,693	$ 2,745	$ 384
2011	$ 338	$ 15,324	$ 7,122	$ 2,638	$ 366
2012 - 2016	$ 1,972	$ 88,931	$ 48,487	$ 11,135	$ 1,489

The Company's domestic employees who are not covered by a bargaining unit and certain others are also eligible to participate in the Cameron International Corporation Retirement Savings Plan. Under this plan, employees' savings deferrals are partially matched in cash and invested at the employees' discretion. Additionally, the Company makes cash contributions for hourly employees who are not covered under collective bargaining agreements and will make contributions equal to a targeted rate of 2% of earnings of new employees hired on or after May 1, 2003, who are not eligible for participation in the Retirement Plan, based upon the achievement of certain financial objectives by the Company. The Company's expense under this plan for the years ended December 31, 2006, 2005 and 2004 amounted to $10,524,000, $9,573,000 and $8,026,000, respectively. In addition, the Company provides savings or other benefit plans for employees under collective bargaining agreements and, in the case of certain international employees, as required by government mandate, which provide for, among other things, Company matching contributions in cash based on specified formulas. Expense with respect to these various defined contribution and government-mandated plans for the years ended December 31, 2006, 2005 and 2004 amounted to $19,045,000, $15,760,000 and $16,213,000, respectively.

Note 8: Stock-Based Compensation Plans

The Company has grants outstanding under four equity compensation plans, only one of which, the 2005 Equity Incentive Plan (2005 EQIP), is currently available for future grants of equity compensation awards to employees and non-employee directors. The other three plans, which continue to have options outstanding at December 31, 2006, are the Company's Long-Term Incentive Plan, as Amended and Restated as of November 2002, the Broadbased 2000 Incentive Plan and the Second Amended and Restated 1995 Stock Option Plan for Non-Employee Directors. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock-Based Compensation. Accordingly, no stock-based employee compensation cost was recognized in the Consolidated Results of Operations statements, except with respect to the amortization of the intrinsic value of restricted stock unit grants totaling $2,790,000 for the year ended December 31, 2005. Options granted under the Company's four equity compensation plans had an exercise price equal to the market value of the underlying common stock on the date of grant and all terms were fixed. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized for the year ended December 31, 2006 included: (a) compensation cost related to all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Financial Accounting Standards Board Statement 123, Accounting for Stock-Based Compensation (SFAS 123), and (b) compensation cost related to all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated. Additionally, there was no material cumulative effect of adopting SFAS 123(R) at January 1, 2006.

Stock-based compensation expense recognized for the year ended December 31, 2006 under the provisions of SFAS 123(R) totaled $25,568,000, of which $9,974,000 and $15,594,000 are related to outstanding restricted and deferred stock unit grants and unvested outstanding stock option grants, respectively. Accordingly, the Company's income before income taxes, net income, basic earnings per share and diluted earnings per share for the year ended December 31, 2006 were lower than if the Company had continued to account for share-based compensation under APB Opinion No. 25 as follows (dollars in thousands, except per share data):

Decrease in	**Year Ended December 31, 2006**
Income before income taxes	$ 15,594
Net income	10,144
Earnings per share:	
Basic	$ 0.09
Diluted	$ 0.09

The total income statement tax benefit recognized from stock-based compensation arrangements during the year ended December 31, 2006 totaled approximately $9,780,000.

The following table illustrates the effect on net income and earnings per share for 2005 and 2004, as if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company's equity compensation plans. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options' vesting periods.

	Year Ended December 31,	
(dollars in thousands, except per share data)	**2005**	**2004**
Net income, as reported	$ 171,130	$ 94,415
Add: Stock compensation expense included in net income	1,816	—
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax	(11,913)	(24,818)
Pro forma net income	$ 161,033	$ 69,597
Earnings per share:		
Basic - as reported	$1.55	$0.89
Basic - pro forma	$1.45	$0.65
Diluted - as reported	$1.52	$0.88
Diluted - pro forma	$1.41	$0.64

During the second quarter of 2004, the Company's Board of Directors accelerated the vesting on 622,262 pre-split option shares previously granted to employees of the Company in an effort to minimize the impact of the ultimate adoption of SFAS 123(R). Although this action established a new measurement date for these options under the intrinsic value method, there was no compensation expense associated with this action since the exercise price related to the accelerated options was above the fair market value of the Company's common stock on the day the acceleration was effective. However, approximately $10,365,000 of compensation expense under the fair value method was accelerated as a result of this action and has been reflected in the above pro forma table as additional compensation expense for the year ended December 31, 2004.

Stock option awards

Options with terms of seven years are granted to officers and other key employees of the Company under the 2005 EQIP plan at a fixed exercise price equal to the fair value of the Company's common stock on the date of grant. The options vest in one-third increments each year on the anniversary date following the date of grant, based on continued employment. Grants made in previous years to officers and other key employees under the Long-Term and Broadbased Incentive Plans provide similar terms, except that the options terminate after ten years rather than seven.

A summary of option activity under the Company's stock compensation plans as of and for the year ended December 31, 2006 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (dollars in thousands)
Outstanding at January 1, 2006	6,656,075	$27.49		
Granted	1,319,337	53.50		
Exercised	(2,900,951)	27.27		
Forfeited	(81,219)	30.63		
Expired	(13,000)	32.12		
Outstanding at December 31, 2006	4,980,242	$34.44	5.52	$93,720
Vested at December 31, 2006 or expected to vest in the future	4,936,557	$34.38	5.51	$93,197
Exercisable at December 31, 2006	2,508,054	$25.72	4.86	$68,618

	At December 31, 2006
Stock-based compensation cost not yet recognized under the straight-line method (dollars in thousands)	$18,992
Weighted-average remaining expense recognition period (in years)	2.02

The fair values per share of option grants for the years ended December 31, 2006, 2005 and 2004 were estimated using the Black-Scholes-Merton option pricing formula with the following weighted-average assumptions:

	Year Ended December 31,		
	2006	2005	2004
Expected life (in years)	**2.4**	3.0	3.5
Risk-free interest rate	**4.6%**	4.4%	3.1%
Volatility	**30.2%**	27.0%	29.0%
Expected dividend yield	**0.0%**	0.0%	0.0%

The Company determined the assumptions involving the expected life of its options and volatility rates based primarily on historical data and consideration of expectations for the future.

The above assumptions and market prices of the Company's common stock at the date of option exercises resulted in the following values:

	Year Ended December 31,		
	2006	*2005*	2004
Grant-date fair value per option	**$12.17**	$7.88	$6.57
Intrinsic value of options exercised (dollars in thousands)	**$71,178**	$103,157	$18,813
Average intrinsic value per share of options exercised	**$24.54**	$9.67	$6.54

Restricted and deferred stock unit awards

During 2005, the Company began issuing restricted stock units with no exercise price to key employees in place of stock options. During 2006, grants of restricted stock units were made to officers and key employees. Approximately 143,134 of the restricted stock unit grants during 2006 contained performance-based conditions which were fully satisfied based on the Company's full-year 2006 financial performance against certain targets. The restricted stock units granted to officers during 2006 generally provide for 12.5% vesting on each of the first and second anniversaries of the date of grant and a final vesting of 75% on the third anniversary of the date of grant, based on continued employment. Restricted stock units granted to other key employees during 2006 generally provide for 25% vesting on the second anniversary of the date of grant and a final vesting of 75% on the third anniversary of the date of grant, based on continued employment, whereas restricted stock units granted prior to January 1, 2006 generally provide for 25% vesting on each of the first and second anniversaries of the grant date and a final vesting of 50% on the third anniversary of the grant date, based on continued employment.

Under a Compensation Program for Non-Employee Directors approved by the Board of Directors in July 2005, non-employee directors are entitled to receive an annual grant of 6,000 deferred stock units from the 2005 EQIP plan upon first being elected to the Board and a grant of 4,000 deferred stock units annually thereafter (post-split basis). These units, which have no exercise price and no expiration date, vest in one-fourth increments quarterly over the following year but cannot be converted into common stock until the earlier of termination of Board service or three years, although Board members have the ability to voluntarily defer conversion for a longer period of time.

A summary of restricted stock unit award activity under the Company's stock compensation plans as of and for the year ended December 31, 2006 is presented below:

Restricted Stock Units	Units	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2006	329,700	$27.71
Granted	393,527	41.64
Vested	(80,126)	27.28
Forfeited	(18,840)	34.99
Nonvested at December 31, 2006	624,261	$36.33

	At December 31, 2006
Stock-based compensation cost not yet recognized under the straight-line method (dollars in thousands)	$ 12,228
Weighted-average remaining expense recognition period (in years)	1.61

The intrinsic value of restricted stock units vesting during the years ended December 31, 2006 and 2005 were $3,451,000 and $17,000, respectively.

During the year ended December 31, 2005, a total of 343,400 restricted stock units were granted at a weighted-average grant date fair value of $27.69 per share. The fair value of restricted stock units is determined based on the closing trading price of the Company's common stock on the grant date.

At December 31, 2006, 3,279,052 shares were reserved for future grants of options, deferred stock units, restricted stock units and other awards. The Company may issue either treasury shares or newly issued shares of its common stock in satisfaction of these awards.

Note 9: Debt

The Company's debt obligations were as follows:

	December 31,	
(dollars in thousands)	**2006**	**2005**
Senior notes, net of $301 of unamortized original issue discount and deferred loss on termination of interest rate swaps ($805 at December 31, 2005)	**$ 199,699**	$ 199,195
Convertible debentures	**738,000**	238,750
Other debt	**3,557**	3,705
Obligations under capital leases	**11,497**	9,256
	952,753	450,906
Current maturities	**(207,345)**	(6,471)
Long-term portion	**$ 745,408**	$ 444,435

On May 23, 2006, the Company issued $500,000,000 of twenty-year senior convertible debentures, due June 15, 2026, that pay interest semi-annually at a rate of 2.5% on each June 15 and December 15, beginning December 15, 2006 (the 2.5% Convertible Debentures). The Company has the right to redeem the 2.5% Convertible Debentures at any time on or after June 20, 2011, at principal plus accrued and unpaid interest. Holders may require the Company to repurchase all or a portion of the 2.5% Convertible Debentures on June 15 of 2011, 2016 and 2021, or at any time the Company undergoes a fundamental change as defined in the debenture agreement, for principal plus accrued and unpaid interest. Prior to June 15, 2011, holders may also convert their debenture holdings into shares of common stock at an initial conversion rate of 14.1328 shares of common stock per $1,000 principal amount, or $70.76 per share, only under the following circumstances:

- during any quarter after June 30, 2006, if the closing price of the Company's common stock exceeds 130% of the then current conversion price for at least 20 consecutive trading days in the 30 consecutive trading day period ending on the last trading day of the immediately preceding quarter;
- during the five business-day period after any five consecutive trading day period in which the trading price per debentures for each day of the period was less than 97% of the product of the last reported sales price of the Company's common stock and the current conversion rate;
- upon the occurrence of specified corporate events; or
- upon receipt of a notice of redemption by the Company.

Holders may also convert the 2.5% Convertible Debentures into shares of common stock at any time on or after June 15, 2011 without meeting the above provisions. In either case involving conversion by the holders, any amount due up to and including the principal amount of the debt and accrued but unpaid interest will be satisfied in cash by the Company. The portion of the conversion value of the debt in excess of principal may, at the option of the Company, be satisfied in either cash or shares of the Company's common stock. The initial conversion rate is subject to adjustment based on certain specified events or in the event the Company undergoes a fundamental change as defined. As part of the offering of the 2.5% Convertible Debentures, the Company agreed to file a shelf registration statement related to the resale of the debentures and the common stock issuable upon conversion of the debentures within a specified period of time and to have the registration statement become effective and maintain effectiveness during periods specified in the debenture agreement. This registration statement was filed timely by the Company on August 14, 2006. If the registration statement subsequently ceases to be effective, the Company could be subject to liquidated damage payments of up to 0.50% per year on the principal amount of the 2.5% Convertible Debentures, payable on June 15 and December 15 of each year during the period that the registration statement is not effective, as defined in the debenture agreement. The Company plans to use a portion of the proceeds from the offering to repay at maturity, or earlier, the $200,000,000 principal amount of 2.65% Senior Notes due 2007. Immediately following the offering, the Company used approximately $190,220,000 of the proceeds to purchase 4,166,915 shares of the Company's common stock at an average cost of $45.65 per share. Remaining proceeds from the offering are available for acquisitions, further share repurchases and general corporate uses.

On October 12, 2005, the Company entered into a new $350,000,000 five-year multicurrency revolving credit facility, expiring October 12, 2010, subject to certain extension provisions. The credit facility (all of which was available at December 31, 2006) also allows for the issuance of letters of credit up to the full amount of the facility. The Company has the right to request an increase in the amount of the facility up to $700,000,000 and may request three one-year extensions of the maturity date of the facility, all subject to lender approval. The facility provides for variable-rate borrowings based on the London Interbank Offered Rate (LIBOR) plus a margin (based on the Company's then-current credit rating) or an alternate base rate. The agreement provides for facility and utilization fees and requires that the Company maintain a total debt-to-total capitalization ratio of less than 60% during the term of the agreement. The Company was in compliance with all loan covenants as of December 31, 2006.

On March 12, 2004, the Company issued senior notes due April 15, 2007 (the Senior Notes) in the aggregate amount of $200,000,000, with an interest rate of 2.65%, payable semi-annually on April 15 and October 15. In May 2004, the Company entered into interest rate swap agreements on a notional amount of $150,000,000 of its Senior Notes to take advantage of short-term interest rates available. Under these agreements, the Company received interest from the counterparties at a fixed rate of 2.65% and paid a variable interest rate based on the published six-month LIBOR rate less 82.5 to 86.0 basis points. On June 7, 2005, the Company terminated these interest rate swaps and paid the counterparties approximately $1,074,000, which represented the fair market value of the agreements at the time of termination and was recorded as an adjustment to the carrying value of the related debt. This amount is being amortized as an increase to interest expense over the remaining term of the debt. The company's interest expense was increased by $467,000 for the year ended December 31, 2006 as a result of the amortization of the termination payment.

During 2004, the Company issued an aggregate amount of $238,000,000 of twenty-year convertible debentures due 2024 with an interest rate of 1.5%, payable semi-annually on May 15 and November 15 (the 1.5% Convertible Debentures). The Company has the right to redeem the 1.5% Convertible Debentures anytime after five years at the principal amount plus accrued and unpaid interest, and the debenture holders have the right to require the Company to repurchase the debentures on the fifth, tenth and fifteenth anniversaries of the issue. The 1.5% Convertible Debentures are convertible into the Company's common stock at a rate of 28.9714 shares per debenture, or $34.52 per share. The holders can convert the debentures into the Company's common stock only under the following circumstances:

- during any quarter in which the sales price of the Company's common stock exceeds 120% of the conversion price for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding quarter;
- during any five consecutive trading-day period immediately following any five consecutive trading-day period in which the average trading price for the debentures is less than 97% of the average conversion value of the debentures;
- upon fundamental changes in the ownership of the Company's common stock, which would include a change of control as defined in the debenture agreement.

The Company has elected to use the "cash pay" provision with respect to its 1.5% Convertible Debentures for any debentures tendered for conversion or designated for redemption. Under this provision, the Company will satisfy in cash its conversion obligation for 100% of the principal amount of any debentures submitted for conversion, with any remaining amount to be satisfied in shares of the Company's common stock.

On May 16, 2001, the Company issued two series of convertible debentures with aggregate gross proceeds to the Company of $450,000,000. The first series consisted of twenty-year zero-coupon convertible debentures (the Zero-Coupon Convertible Debentures) with an aggregate principal amount at maturity of approximately $320,756,000, and was repurchased in May 2004 for $259,524,000, net of unamortized discounts of $61,200,000.

The second series consisted of twenty-year convertible debentures in an aggregate amount of $200,000,000, with an interest rate of 1.75%, payable semi-annually on May 15 and November 15 (the 1.75% Convertible Debentures). In May 2004, the Company redeemed $184,250,000 of the 1.75% Convertible Debentures. During February 2005, the Company retired an additional $15,000,000 of the 1.75% Convertible Debentures. The remaining portion was converted into shares of the Company's common stock in May 2006.

The net proceeds from the Senior Notes and the 1.5% Convertible Debentures were used to retire the Company's Zero-Coupon Convertible Debentures and a large portion of the 1.75% Convertible Debentures, as well as for other purposes, including share repurchases.

In connection with the early retirement of the Zero-Coupon Convertible Debentures and the 1.75% Convertible Debentures, the Company recorded a $6,844,000 pre-tax charge to write off the unamortized debt issuance costs associated with these debentures during the second quarter of 2004. This charge has been reflected in the caption entitled "Interest Expense" in the accompanying Consolidated Results of Operations.

In addition to the above, the Company also has other unsecured and uncommitted credit facilities available to its foreign subsidiaries to fund ongoing operating activities. Certain of these facilities also include annual facility fees.

Other debt has a weighted-average interest rate of 4.7% at December 31, 2006 (2.2% at December 31, 2005). Future maturities of the Company's debt (excluding capital leases) are approximately $203,045,000 in 2007, $211,000 in 2008, $238,000,000 in 2009 and $500,000,000 in 2011. Maturities in 2009 and 2011 are related to the 1.5% Convertible Debentures and the 2.5% Convertible Debentures, which the holders have the right to require the Company to repurchase on May 15, 2009 and June 15, 2011, respectively.

Interest paid during the years ended December 31, 2006, 2005 and 2004 approximated $19,515,000, $10,908,000, and $16,619,000, respectively.

Note 10: Leases

The Company leases certain facilities, office space, vehicles and office, data processing and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2006, 2005 and 2004 were $32,148,000, $20,653,000 and $23,157,000, respectively. Future minimum lease payments with respect to capital leases and operating leases with noncancelable terms in excess of one year were as follows:

(dollars in thousands)	Capital Lease Payments	Operating Lease Payments
Year ended December 31:		
2007	$ 4,668	$ 13,725
2008	4,202	10,944
2009	2,520	9,579
2010	834	8,521
2011	—	6,302
Thereafter	—	28,043
Future minimum lease payments	12,224	77,114
Less: amount representing interest	(727)	—
Lease obligations at December 31, 2006	$ 11,497	$ 77,114

Note 11: Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2006**	**2005**	**2004**
Income before income taxes:			
U.S. operations	**$ 202,444**	$ 90,930	$ 23,814
Foreign operations	**286,157**	172,082	109,105
Income before income taxes	**$ 488,601**	$ 263,012	$ 132,919

The provisions for income taxes were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2006**	**2005**	**2004**
Current:			
U.S. federal	**$ 28,738**	$ 32,906	$ 8,831
U.S. state and local	**3,370**	5,243	1,119
Foreign	**85,036**	49,118	18,835
	117,144	87,267	28,785
Deferred:			
U.S. federal	**45,157**	465	6,046
U.S. state and local	**6,791**	70	909
Foreign	**1,693**	4,080	2,764
	53,641	4,615	9,719
Income tax provision	**$ 170,785**	$ 91,882	$ 38,504

The reasons for the differences between the provision for income taxes and income taxes using the U.S. federal income tax rate were as follows:

	Year Ended December 31,		
(dollars in thousands)	**2006**	**2005**	**2004**
U.S. federal statutory rate	**35.00%**	35.00%	35.00%
State and local income taxes	**1.53**	1.36	0.85
Tax exempt income	**(0.50)**	(1.00)	(2.13)
Foreign statutory rate differential	**(3.72)**	(6.04)	(8.77)
Change in valuation allowance on deferred tax assets	**(0.39)**	0.06	0.21
Nondeductible expenses	**1.55**	1.49	1.77
Foreign income currently taxable in U.S.	**1.33**	1.46	2.11
All other	**0.15**	2.60	(0.07)
Total	**34.95%**	34.93%	28.97%
Total income taxes paid	**$ 64,111**	$ 34,941	$ 38,853

Components of deferred tax assets (liabilities) were as follows:

	December 31,	
(dollars in thousands)	**2006**	**2005**
Deferred tax liabilities:		
Plant and equipment	**$ (21,785)**	$ (33,289)
Inventory	**(30,888)**	(46,208)
Pensions	**(5,346)**	(47,327)
Other	**(36,097)**	(22,752)
Total deferred tax liabilities	**(94,116)**	(149,576)
Deferred tax assets:		
Postretirement benefits other than pensions	**14,333**	14,387
Reserves and accruals	**58,670**	45,135
Net operating losses and related deferred tax assets	**54,678**	143,739
Other	**2,184**	4,978
Total deferred tax assets	**129,865**	208,239
Valuation allowance	**(33,077)**	(35,531)
Net deferred tax assets	**$ 2,672**	$ 23,132

During the last three years, certain of the Company's international operations have incurred losses that have not been tax benefited, while others utilized part of the previously reserved prior year losses. As a result of the foregoing, the valuation allowances established in prior years were decreased in 2006 by $2,902,000 and increased in 2005 and 2004, respectively, by $150,000 and $247,000, with a corresponding offset in the Company's income tax expense. In addition, valuation allowances were established in 2005 in the amount of $10,778,000 to offset the tax benefit of net operating losses and other deferred tax assets recorded as part of an international acquisition. This amount was reduced in 2006 by $1,280,000 with a corresponding offset to goodwill. Further, certain valuation allowances are recorded in the non-U.S. dollar functional currency of the respective operation and the U.S. dollar equivalent reflects the effects of translation. The valuation allowance increased in 2006 and 2005 by $1,728,000 and $743,000, respectively, due to translation.

At December 31, 2006, the Company had net operating loss carryforwards of approximately $60,000,000 in the U.S. that will expire in 2022 - 2023 if not utilized, approximately $35,000,000 in Brazil that had no expiration periods and approximately $20,500,000 in Italy, most of which will expire in 2008 - 2011. The Company had a valuation allowance of $33,077,000 as of December 31, 2006 against the net operating loss and other carryforwards. Approximately $9,000,000 of this amount will reduce goodwill in the event of any subsequent recognition of the related tax benefit. The Company has considered all available evidence in assessing the need for the valuation allowance, including future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the net deferred tax asset would be charged to income in the period such determination was made.

The tax benefit that the Company receives with respect to certain stock benefit plan transactions is credited to capital in excess of par value and does not reduce income tax expense. This benefit amounted to $23,284,000, $37,817,000 and $6,645,000 in 2006, 2005 and 2004, respectively.

The Company considers all unremitted earnings of its foreign subsidiaries, except certain amounts primarily earned before 2003 and amounts previously subjected to tax in the U.S., to be permanently reinvested. An estimate of the amounts considered permanently reinvested is $646,000,000. It is not practical for the Company to compute the amount of additional U.S. tax that would be due on this amount. The Company has provided deferred income taxes on the earnings that the Company anticipates to be remitted.

Note 12: Stockholders' Equity

Common Stock

Under its Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 150,000,000 shares of common stock, par value $.01 per share.

In February 2006, the Company's Board of Directors changed the number of shares of the Company's common stock authorized for repurchase from the 5,000,000 shares authorized in August, 2004 to 10,000,000 shares in order to reflect the 2-for-1 stock split effective December 15, 2005. Additionally, on May 22, 2006, the Company's Board of Directors approved repurchasing shares of the Company's common stock with the proceeds remaining from the Company's 2.5% Convertible Debenture offering, after taking into account a planned repayment of $200,000,000 principal amount of the Company's outstanding 2.65% Senior Notes due 2007. This authorization is in addition to the 10,000,000 shares described above.

Purchases pursuant to the 10,000,000 share Board authorization may be made by way of open market purchases, directly or indirectly, for the Company's own account or through commercial banks or financial institutions and by the use of derivatives such as a sale or put on the Company's common stock or by forward or economically equivalent transactions.

Changes in the number of shares of the Company's outstanding stock for the last three years were as follows:

	Common Stock	Treasury Stock	Shares Outstanding
Balance - December 31, 2003	54,933,658	(1,130,600)	53,803,058
Purchase of treasury stock	—	(1,965,800)	(1,965,800)
Stock issued under stock option and other employee benefit plans	—	1,300,557	1,300,557
Balance - December 31, 2004	54,933,658	(1,795,843)	53,137,815
Purchase of treasury stock	—	(164,500)	(164,500)
Stock issued under stock option and other employee benefit plans	3,130,345	1,960,343	5,090,688
Effect of stock split on shares outstanding	57,565,114	—	57,565,114
Balance - December 31, 2005	115,629,117	—	115,629,117
Purchase of treasury stock	—	**(6,241,315)**	**(6,241,315)**
Stock issued upon conversion of 1.75% convertible debentures	—	**15,773**	**15,773**
Stock issued under stock option and other employee benefit plans	**541,746**	**2,344,306**	**2,886,052**
Balance - December 31, 2006	**116,170,863**	**(3,881,236)**	**112,289,627**

At December 31, 2006, 9,577,332 shares of unissued common stock were reserved for future issuance under various employee benefit plans.

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share. At December 31, 2006, no preferred shares were issued or outstanding. Shares of preferred stock may be issued in one or more series of classes, each of which series or class shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company prior to issuance of any shares. Each such series or class shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such series or class of preferred stock as may be adopted by the Board of Directors prior to the issuance of any shares thereof. A total of 1,500,000 shares of Series A Junior Participating Preferred Stock has been reserved for issuance upon exercise of the Stockholder Rights described below.

Stockholder Rights Plan

On May 23, 1995, the Company's Board of Directors declared a dividend distribution of one Right for each then-current and future outstanding share of common stock. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $.01 per share, for an exercise price of $300. Unless earlier redeemed by the Company at a price of $.01 each, the Rights become exercisable only in certain circumstances constituting a potential change in control of the Company, described below, and will expire on October 31, 2007.

Each share of Series A Junior Participating Preferred Stock purchased upon exercise of the Rights will be entitled to certain minimum preferential quarterly dividend payments as well as a specified minimum preferential liquidation payment in the event of a merger, consolidation or other similar transaction. Each share will also be entitled to 100 votes to be voted together with the common stockholders and will be junior to any other series of Preferred Stock authorized or issued by the Company, unless the terms of such other series provides otherwise.

Except as otherwise provided in the Plan, in the event any person or group of persons acquire beneficial ownership of 20% or more of the outstanding shares of common stock, each holder of a Right, other than Rights beneficially owned by the acquiring person or group (which will have become void), will have the right to receive upon exercise of a Right that number of shares of common stock of the Company, or, in certain instances, common stock of the acquiring person or group, having a market value equal to two times the current exercise price of the Right.

Retained Earnings

Delaware law, under which the Company is incorporated, provides that dividends may be declared by the Company's Board of Directors from a current year's earnings as well as from the total of capital in excess of par value plus the retained earnings, which amounted to approximately $1,901,723,000 at December 31, 2006.

Note 13: Accumulated Other Elements of Comprehensive Income

Accumulated other elements of comprehensive income comprised the following:

	December 31,	
(dollars in thousands)	2006	2005
Accumulated foreign currency translation gain	$ 104,619	$ 47,489
Prior service credits, net, related to the Company's pension and postretirement benefit plans	3,173	—
Actuarial losses, net, related to the Company's pension and postretirement benefit plans	(96,165)	—
Accumulated adjustments to record minimum pension liabilities, net of tax	—	(1,507)
Change in fair value of derivatives accounted for as cash flow hedges, net of tax and other	4,699	(8,518)
	$ 16,326	$ 37,464

Note 14: Business Segments

The Company's operations are organized into three separate business segments — DPS, V&M and CS.

Based upon the amount of equipment installed worldwide and available industry data, DPS is one of the world's leading providers of systems and equipment used to control pressures, direct flows of oil and gas wells and separate oil and gas from impurities. DPS's products include surface and subsea drilling and production systems, control systems, blowout preventers, oil and gas separation equipment, gate valves, actuators, chokes, wellheads, drilling riser and aftermarket parts and services.

Based upon the amount of equipment installed worldwide and available industry data, V&M is a leading provider of valves and measurement systems primarily used to control, direct and measure the flow of oil and gas as they are moved from individual wellheads through flow lines, gathering lines and transmission systems to refineries, petrochemical plants and industrial centers for processing. V&M's products include gate valves, ball valves, butterfly valves, Orbit valves, block and bleed valves, plug valves, globe valves, check valves, actuators, chokes and aftermarket parts and services. Measurement products include totalizers, turbine meters, flow computers, chart recorders, ultrasonic flow meters and sampling solutions.

CS provides reciprocating and centrifugal compression equipment and related aftermarket parts and services for the energy industry and for manufacturing companies and chemical process industries worldwide.

The Company's primary customers are major and independent oil and gas exploration and production companies, engineering and construction companies, drilling contractors, pipeline operators, refiners and other industrial and petrochemical processing companies. CS's customers also include manufacturers and companies in the air separation, power production, petrochemical and chemical process industries.

The Company markets its equipment through a worldwide network of sales and marketing employees supported by agents and distributors in selected international locations. Due to the extremely technical nature of many of the products, the marketing effort is further supported by a staff of engineering employees.

The Company expenses all research and product development and enhancement costs as incurred, or if incurred in connection with a product ordered by a customer, when the revenue associated with the product is recognized. For the years ended December 31, 2006, 2005 and 2004, the Company incurred research and product development costs, including costs incurred on projects designed to enhance or add to its existing product offerings, totaling approximately $44,576,000, $34,394,000 and $31,849,000, respectively. DPS accounted for 81%, 80% and 84% of each respective year's total costs.

Summary financial data by segment follows:

(dollars in thousands)	DPS	V&M	CS	Corporate & Other	Consolidated
Year Ended December 31, 2006					
Revenues	**$ 2,113,073**	**$ 1,177,879**	**$ 451,955**	**$ —**	**$ 3,742,907**
Depreciation and amortization	**$ 52,762**	**$ 30,694**	**$ 12,957**	**$ 4,937**	**$ 101,350**
Interest income	**$ —**	**$ —**	**$ —**	**$ (26,939)**	**$ (26,939)**
Interest expense	**$ —**	**$ —**	**$ —**	**$ 20,677**	**$ 20,677**
Income (loss) before income taxes	**$ 364,653**	**$ 167,541**	**$ 45,674**	**$ (89,267)**	**$ 488,601**
Capital expenditures	**$ 115,052**	**$ 33,331**	**$ 20,453**	**$ 15,994**	**$ 184,830**
Total assets	**$ 2,101,823**	**$ 1,037,528**	**$ 285,278**	**$ 926,121**	**$ 4,350,750**

(dollars in thousands)	DPS	V&M	CS	Corporate & Other	Consolidated
Year Ended December 31, 2005					
Revenues	$ 1,507,823	$ 625,124	$ 384,900	$ —	$ 2,517,847
Depreciation and amortization	$ 43,736	$ 16,787	$ 15,387	$ 2,488	$ 78,398
Interest income	$ —	$ —	$ —	$ (13,060)	$ (13,060)
Interest expense	$ —	$ —	$ —	$ 11,953	$ 11,953
Income (loss) before income taxes	$ 178,939	$ 101,539	$ 26,675	$ (44,141)	$ 263,012
Capital expenditures	$ 49,789	$ 13,807	$ 7,269	$ 6,643	$ 77,508
Total assets	$ 1,575,363	$ 936,443	$ 280,057	$ 306,699	$ 3,098,562

(dollars in thousands)	DPS	V&M	CS	Corporate & Other	Consolidated
Year Ended December 31, 2004					
Revenues	$ 1,402,796	$ 350,095	$ 339,954	$ —	$ 2,092,845
Depreciation and amortization	$ 51,330	$ 12,197	$ 16,896	$ 2,418	$ 82,841
Interest income	$ —	$ —	$ —	$ (4,874)	$ (4,874)
Interest expense	$ —	$ —	$ —	$ 17,753	$ 17,753
Income (loss) before income taxes	$ 118,828	$ 37,836	$ 24,627	$ (48,372)	$ 132,919
Capital expenditures	$ 28,929	$ 13,717	$ 6,853	$ 3,982	$ 53,481
Total assets	$ 1,430,256	$ 404,360	$ 294,624	$ 227,190	$ 2,356,430

For internal management reporting, and therefore the above segment information Corporate and Other includes expenses associated with the Company's Corporate office in Houston, Texas, as well as all of the Company's interest income, interest expense, certain litigation expense managed by the Company's General Counsel, foreign currency gains and losses from certain intercompany lending activities managed by the Company's centralized Treasury function and all of the Company's stock compensation expense. Consolidated interest income and expense are treated as a Corporate item because short-term investments and debt, including location, type, currency, etc., are managed on a worldwide basis by the Corporate Treasury Department. In addition, income taxes are managed on a worldwide basis by the Corporate Tax Department and are therefore treated as a corporate item.

Revenue by shipping location and long-lived assets by country were as follows:

	Year Ended December 31,		
(dollars in thousands)	2006	2005	2004
Revenues:			
United States	$ 1,900,781	$ 1,365,770	$ 1,016,125
United Kingdom	498,497	326,231	444,134
Other foreign countries	1,343,629	825,846	632,586
Total revenues	$ 3,742,907	$ 2,517,847	$ 2,092,845

	December 31,		
(dollars in thousands)	2006	2005	2004
Long-lived assets:			
United States	$ 719,377	$ 655,922	$ 560,088
United Kingdom	156,333	125,763	130,057
Other foreign countries	450,826	373,026	236,547
Total long-lived assets	$ 1,326,536	$ 1,154,711	$ 926,692

Note 15: Earnings Per Share

The calculation of basic and diluted earnings per share for each period presented was as follows:

	Year Ended December 31,		
(amounts in thousands)	2006	2005	2004
Net income	$ 317,816	$ 171,130	$ 94,415
Add back interest on convertible debentures, net of tax	11	—	—
Net income (assuming conversion of convertible debentures)	$ 317,827	$ 171,130	$ 94,415
Average shares outstanding (basic)	113,283	110,732	106,545
Common stock equivalents	1,805	1,475	1,163
Incremental shares from assumed conversion of convertible debentures	1,904	401	—
Shares utilized in diluted earnings per share calculation	116,992	112,608	107,708
Earnings per share:			
Basic	$2.81	$1.55	$0.89
Diluted	$2.72	$1.52	$0.88

Diluted shares and net income used in computing diluted earnings per common share have been calculated using the if-converted method for the Company's 1.75% Convertible Debentures for the period they were outstanding during the year ended December 31, 2006. For the years ended December 31, 2005 and 2004, these debentures were anti-dilutive. The Company's 1.5% Convertible Debentures have been included in the calculation of diluted earnings per share for the year ended December 31, 2006, since the average market price of the Company's common stock exceeded the conversion value of the debentures during the year. The Company's 2.5% Convertible Debentures have not been included in the calculation of diluted earnings per share for the year ended December 31, 2006, as the conversion price of the debentures was in excess of the average market price of the Company's common stock during the year. See Note 9 of the Notes to Consolidated Financial Statements for further information regarding conversion of theses debentures.

Note 16: Summary of Noncash Operating, Investing and Financing Activities

The effect on net assets of noncash operating, investing and financing activities was as follows:

	Year Ended December 31,	
(dollars in thousands)	2006	2005
Change in net assets due to implementation of SFAS 158, including elimination of minimum pension liability	$ (91,485)	$ —
Change in receivables from employees relating to equity issuances from stock compensation plans	$ (1,023)	$ (1,400)
Tax benefit recognized for certain employee stock compensation plan transactions	$ 23,284	$ 37,817
Change in fair value of derivatives accounted for as cash flow hedges, net of tax	$ 13,468	$ (8,441)
Other	$ 8,358	$ —

Note 17: Off-Balance Sheet Risk and Guarantees, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Guarantees

At December 31, 2006, the Company was contingently liable with respect to $447,021,000 of bank guarantees and standby letters of credit issued on its behalf by major domestic and international financial institutions in connection with the delivery, installation and performance of the Company's products under contract with customers throughout the world. The Company was also liable to these financial institutions for financial letters of credit and other guarantees issued on its behalf totaling $14,767,000, which provide security to third parties relating to the Company's ability to meet specified financial obligations, including payment of leases, customs duties, insurance and other matters.

The Company's other off-balance sheet risks were not material at December 31, 2006.

Concentrations of Credit Risk

Apart from its normal exposure to its customers, who are predominantly in the energy industry, the Company had no significant concentrations of credit risk at December 31, 2006. The Company typically does not require collateral for its customer trade receivables.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, derivative instruments and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables and floating-rate debt instruments are considered to be representative of their respective fair values. At December 31, 2006, the fair value of the Company's fixed-rate debt (based on quoted market rates) was approximately $175,694,000 higher than the $938,000,000 face value of the debt.

In order to mitigate the effect of exchange rate changes, the Company will often attempt to structure sales contracts to provide for collections from customers in the currency in which the Company incurs its manufacturing costs. In certain instances, the Company will enter into forward foreign currency exchange contracts to hedge specific large anticipated receipts or disbursements in currencies for which the Company does not traditionally have fully offsetting local currency expenditures or receipts. The Company was party to a number of long-term foreign currency forward contracts at December 31, 2006. The purpose of the majority of these contracts was to hedge large anticipated non-functional currency cash flows on major subsea or drilling contracts involving the Company's United States operations and its wholly-owned subsidiary in the United Kingdom. Information relating to the contracts and the fair values recorded in the Company's Consolidated Balance Sheets at December 31, 2006 and 2005 follows:

	December 31, 2006				
	Year of Contract Expiration				December 31,
(amounts in thousands except exchange rates)	2007	2008	2009	Total	2005
Sell USD/Buy GBP:					
Notional amount to sell (in U.S. dollars)	$ 65,406	$ 10,966	$ 2,621	$ 78,993	$ 220,436
Average GBP to USD contract rate	1.8091	1.8039	1.7989	1.8080	1.8124
Average GBP to USD forward rate at December 31, 2006	1.9589	1.9515	1.9426	1.9573	1.7274
Fair value at December 31, 2006 in U.S. dollars				$ 6,525	$ (10,313)
Sell GBP/Buy Euro:					
Notional amount to buy (in euros)	15,965	899	12	16,876	45,807
Average GBP to EUR contract rate	1.3902	1.3693	1.3450	1.3891	1.4045
Average GBP to EUR forward rate at December 31, 2006	1.4756	1.4580	1.4365	1.4746	1.4333
Fair value at December 31, 2006 in U.S. dollars				$ (1,380)	$ (1,128)
Sell GBP/Buy NOK:					
Notional amount to buy (in Norwegian krone)	20,670	600	—	21,270	58,479
Average GBP to NOK contract rate	11.2999	11.2173	—	11.2975	11.3817
Average GBP to NOK forward rate at December 31, 2006	12.1515	12.0085	—	12.1475	11.4874
Fair value at December 31, 2006 in U.S. dollars				$ (258)	$ (82)
Sell USD/Buy Euro:					
Notional amount to buy (in euros)	25,086	10,450	—	35,536	—
Average EUR to USD contract rate	1.2888	1.3166	—	1.2970	—
Average EUR to USD forward rate at December 31, 2006	1.3288	1.3410	—	1.3324	—
Fair value at December 31, 2006 in U.S. dollars				$ (46)	$ —

Note 18: Contingencies

The Company is subject to a number of contingencies which include environmental matters, litigation and tax contingencies.

Environmental Matters

The Company's worldwide operations are subject to domestic and international regulations with regard to air, soil and water quality as well as other environmental matters. The Company, through its environmental management system and active third-party audit program, believes it is in substantial compliance with these regulations.

The Company is currently identified as a potentially responsible party (PRP) with respect to two sites designated for cleanup under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA) or similar state laws. One of these sites is Osborne, Pennsylvania (a landfill into which a predecessor of the CS operation in Grove City, Pennsylvania deposited waste), where remediation is complete and remaining costs relate to ongoing ground water treatment and monitoring. The other is believed to be a de minimis exposure. The Company is also engaged in site cleanup under the Voluntary Cleanup Plan of the Texas Commission on Environmental Quality at former manufacturing locations in Houston and Missouri City, Texas. Additionally, the Company has discontinued operations at a number of other sites which had been active for many years. The Company does not believe, based upon information currently available, that there are any material environmental liabilities existing at these locations. At December 31, 2006, the Company's consolidated balance sheet included a noncurrent liability of $6,957,000 for environmental matters.

Legal Matters

At the former manufacturing site in Houston, Texas, the Company discovered that contaminated underground water from this site had migrated under an adjacent residential area. Pursuant to applicable state regulations, the Company notified the affected homeowners in 2001. Since that time, the Company has entered into agreements with 21 homeowners that obligated the Company to reimburse them for any estimated decline in value at time of sale due to potential buyer's concerns over contamination following a sale or, in the case of some agreements, to purchase the property after an agreed marketing period. Four of these agreements have had no claims made under them yet. In addition, the Company has settled eight other property claims by homeowners who have sold their properties. The Company has had expenses and losses of approximately $8,300,000 from 2002 through 2006 related to these various agreements and settlements.

In addition, the Company is a named defendant in three lawsuits regarding this contamination and another suit which was settled in January, 2007. The settled case is Valice v. Cameron Iron Works, Inc. (80th Jud. Dist. Ct., Harris County, filed June 21, 2002), which was filed and settled as a class action. Pursuant to the settlement, the homeowners who remained part of the class will be entitled to receive a payment of approximately 3% of the 2006 appraised value of their property or reimbursement of any diminution in value of their property due to contamination concerns at the time of any sale. There were 21 homeowners who opted out of the class settlement.

The other suits pending regarding this matter have been filed by a number of homeowners who have opted out of the class action settlement. Moldovan v. Cameron Iron Works, Inc. (165th Judicial District Court., Harris County, filed October 23, 2006), was filed by six homeowners who opted out of the class settlement. Other suits filed include Tuma v. Cameron Iron Works, Inc. (334th Judicial District Court of Harris County, Texas, filed on November 27, 2006) and Rudelson v. Cooper Industries, Inc. (189th Judicial District Court of Harris County, Texas, filed on November 29, 2006). The complaints filed in these actions make the claim that the contaminated underground water has reduced property values and seeks recovery of actual and exemplary damages for the loss of property value.

The Company is of the opinion that there is no health risk to area residents and that the lawsuit essentially reflects concerns over a possible decline in property value. The Company believes, based on its review of the facts and law, that any potential exposure from existing agreements, the class action settlement or other actions that have been or may be filed, will not have a material adverse effect on its financial position or results of operations. The Company has reserved a total of $17,500,000 for these matters as of December 31, 2006.

The Company had been named as a defendant in a suit brought by a purchaser of an option to purchase a parcel of the same former manufacturing site, Silber/I-10 Venture Ltd., f/k/a Rocksprings Ltd. v. Falcon Interests Realty Corp., Cooper Industries Inc. and Cooper Cameron Corporation (212th Judicial District Court, Galveston County, filed August 15, 2002) that alleged fraud and breach of contract regarding the environmental condition of the parcel under option. The parties have settled this matter and the case has been dismissed. Based on the Asset Transfer Agreement pursuant to which Cooper Industries, Inc. (Cooper) spun-off the Company, Cooper has made a claim of approximately $2,500,000 against the Company for reimbursement of its legal fees and settlement costs with respect to this matter. The Company is of the opinion it is not required to make this reimbursement and intends to vigorously defend itself.

The Company has been named as a defendant in a number of multi-defendant, multi-plaintiff tort lawsuits since 1995. At December 31, 2006, the Company's consolidated balance sheet included a liability of approximately $4,269,000 for such cases, including estimated legal costs.

The Company believes, based on its review of the facts and law, that the potential exposure from the remaining suits will not have a material adverse effect on its financial condition or liquidity.

Tax Contingencies

The Company has legal entities in over 35 countries. As a result, the Company is subject to various tax filing requirements in these countries. The Company prepares its tax filings in a manner which it believes is consistent with such filing requirements. However, some of the tax laws and regulations which the Company is subject to are subject to interpretation and/or judgment. Although the Company believes that the tax liability for periods ending on or before the balance sheet date have been adequately provided for in the financial statements, to the extent that a taxing authority believes that the Company has not prepared its tax filings in accordance with the authority's interpretation of the tax laws/regulations, the Company could be exposed to additional taxes.

Note 19: Unaudited Quarterly Operating Results

Unaudited quarterly operating results were as follows:

	2006 (by quarter)			
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$ 829,660	$ 857,765	$ 978,792	$ 1,076,690
Revenues less cost of sales (exclusive of depreciation and amortization)	$ 244,665	$ 274,856	$ 293,824	$ 328,490
Acquisition integration costs	$ 10,028	$ 9,083	$ 3,648	$ 6,819
Income from liquidation of LIFO inventory layers at Compression Systems	$ —	$ —	$ —	$ 2,091
Charge relating to settlement of a class action lawsuit	$ 6,500	$ —	$ 2,000	$ 9,000
Net income	$ 56,042	$ 75,964	$ 89,285	$ 96,525
Earnings per share:				
Basic	$ 0.48	$ 0.67	$ 0.80	$ 0.86
Diluted	$ 0.47	$ 0.64	$ 0.78	$ 0.83

	2005 (by quarter)			
(dollars in thousands, except per share data)	1	2	3	4
Revenues	$ 547,888	$ 594,784	$ 636,613	$ 738,562
Revenues less cost of sales (exclusive of depreciation and amortization)	$ 140,622	$ 171,853	$ 186,785	$ 222,310
Income from liquidation of LIFO inventory layers at Compression Systems	$ —	$ —	$ —	$ 4,033
Net income	$ 28,591	$ 38,630	$ 49,218	$ 54,691
Earnings per share:				
Basic	$ 0.27	$ 0.35	$ 0.44	$ 0.48
Diluted	$ 0.26	$ 0.35	$ 0.43	$ 0.47

Selected Consolidated Historical Financial Data of Cameron International Corporation

The following table sets forth selected historical financial data for the Company for each of the five years in the period ended December 31, 2006. This information should be read in conjunction with the consolidated financial statements of the Company and notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,				
(dollars in thousands, except per share data)	**2006**	**2005**	**2004**	**2003**	**2002**
Income Statement Data:					
Revenues	**$ 3,742,907**	$ 2,517,847	$ 2,092,845	$ 1,634,346	$ 1,538,100
Costs and expenses:					
Cost of sales (exclusive of depreciation and amortization shown separately below)	**2,601,072**	1,796,277	1,560,268	1,181,650	1,102,504
Selling and administrative expenses	**528,568**	381,267	300,124	288,569	273,105
Depreciation and amortization	**101,350**	78,398	82,841	83,565	77,907
Non-cash write-down of technology investment	**—**	—	3,814	—	—
Interest income	**(26,939)**	(13,060)	(4,874)	(5,198)	(8,542)
Interest expense	**20,677**	11,953	17,753	8,157	7,981
Acquisition integration costs	**29,578**	—	—	—	—
Total costs and expenses	**3,254,306**	2,254,835	1,959,926	1,556,743	1,452,955
Income before income taxes and cumulative effect of accounting change	**488,601**	263,012	132,919	77,603	85,145
Income tax provision	**(170,785)**	(91,882)	(38,504)	(20,362)	(24,676)
Income before cumulative effect of accounting change	**317,816**	171,130	94,415	57,241	60,469
Cumulative effect of accounting change	**—**	—	—	12,209	—
Net income	**$ 317,816**	$ 171,130	$ 94,415	$ 69,450	$ 60,469
Basic earnings per share:					
Before cumulative effect of accounting change	**$ 2.81**	$ 1.55	$ 0.89	$ 0.53	$ 0.56
Cumulative effect of accounting change	**—**	—	—	0.11	—
Net income per share	**$ 2.81**	$ 1.55	$ 0.89	$ 0.64	$ 0.56
Diluted earnings per share:					
Before cumulative effect of accounting change	**$ 2.72**	$ 1.52	$ 0.88	$ 0.52	$ 0.55
Cumulative effect of accounting change	**—**	—	—	0.10	—
Net income per share	**$ 2.72**	$ 1.52	$ 0.88	$ 0.62	$ 0.55
Balance Sheet Data (at the end of period):					
Total assets	**$ 4,350,750**	$ 3,098,562	$ 2,356,430	$ 2,140,685	$ 1,997,670
Stockholders' equity	**$ 1,741,439**	$ 1,594,763	$ 1,228,247	$ 1,136,723	$ 1,041,303
Long-term debt	**$ 745,408**	$ 444,435	$ 458,355	$ 204,061	$ 462,942
Other long-term obligations	**$ 235,691**	$ 137,503	$ 141,568	$ 119,982	$ 118,615

Reconciliation of GAAP to Non-GAAP Financial Information

	Year Ended December 31, 2006				
(dollars in thousands)	DPS	V&M	CS	Corporate & Other	Total
Income (loss) before income taxes	$ 364,653 [1]	$ 167,541 [2]	$ 45,674 [3]	$ (89,267) [4]	$ 488,601
Depreciation and amortization	52,762	30,694	12,957	4,937	101,350
Interest income	—	—	—	(26,939)	(26,939)
Interest expense	—	—	—	20,677	20,677
EBITDA	$ 417,415	$ 198,235	$ 58,631	$ (90,592)	$ 583,689
EBITDA (as a percent of revenues)	19.8%	16.8%	13.0%	N/A	15.6%

[1] Includes acquisition costs of $260.
[2] Includes acquisition costs of $26,769.
[3] Includes acquisition costs of $2,549.
[4] Includes a $17,500 charge relating to settlement of a class action lawsuit.

	Year Ended December 31, 2005				
(dollars in thousands)	DPS	V&M	CS	Corporate & Other	Total
Income (loss) before income taxes	$ 178,939	$ 101,539	$ 26,675	$ (44,141)	$ 263,012
Depreciation and amortization	43,736	16,787	15,387	2,488	78,398
Interest income	—	—	—	(13,060)	(13,060)
Interest expense	—	—	—	11,953	11,953
EBITDA	$ 222,675	$ 118,326	$ 42,062	$ (42,760)	$ 340,303
EBITDA (as a percent of revenues)	14.8%	18.9%	10.9%	N/A	13.5%

	Year Ended December 31, 2004				
(dollars in thousands)	DPS	V&M	CS	Corporate & Other	Total
Income (loss) before income taxes (a)	$ 118,828	$ 37,836	$ 24,627	$ (48,372)	$ 132,919
Depreciation and amortization	51,330	12,197	16,896	2,418	82,841
Interest income	—	—	—	(4,874)	(4,874)
Interest expense	—	—	—	17,753	17,753
EBITDA	$ 170,158	$ 50,033	$ 41,523	$ (33,075)	$ 228,639
EBITDA (as a percent of revenues)	12.1%	14.3%	12.2%	N/A	10.9%

(a) During the year ended December 31, 2004, segment income (loss) before income taxes was reduced by severance costs of $4,100,000, $1,426,000 and $570,000 for DPS, V&M and CS, respectively, relating primarily to completion of a workforce reduction program affecting approximately 406 employees. These costs are included in the Company's 2004 selling and administrative expenses.

Earnings before interest, taxes, depreciation and amortization expense (EBITDA) is a non-GAAP financial measure. Accordingly, this schedule provides a reconciliation of EBITDA to income (loss) before income taxes, the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles in the United States (GAAP). The Company believes the presentation of EBITDA is useful to the Company's investors because EBITDA is viewed as an appropriate measure for evaluating the Company's performance and liquidity and reflects the resources available for strategic opportunities including, among others, investing in the business, strengthening the balance sheet, repurchasing the Company's securities and making strategic acquisitions. In addition, EBITDA is a widely used benchmark in the investment community. The presentation of EBITDA, however, is not meant to be considered in isolation or as a substitute for the Company's financial results prepared in accordance with GAAP.

Stockholder Information

Transfer Agent and Registrar

Computershare Trust Company, N.A.

General correspondence about your shares should be addressed to:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069

Website: www.computershare.com

Telephone inquiries can be made to the Telephone Response Center at (781) 575-2725, Monday through Friday, 8:30 a.m. to 7:00 p.m., Eastern Time.

Additional Stockholder Assistance

For additional assistance regarding your holdings, write to:

Corporate Secretary
Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Telephone: (713) 513-3322

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 a.m., Wednesday, May 9, 2007, at the Company's corporate headquarters in Houston, Texas. A meeting notice and proxy materials are being mailed to all stockholders of record on March 12, 2007.

Certifications

The Company filed with the Securities and Exchange Commission, as Exhibit 31 to its Annual Report on Form 10-K for the 2006 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures. The Company also submitted to the New York Stock Exchange (NYSE) the previous year's certification of its Chief Executive Officer certifying that he was not aware of any violations by the Company of the NYSE corporate governance listing standards.

Stockholders of Record

The approximate number of record holders of Cameron International Corporation common stock was 1,165 as of February 9, 2007.

Common Stock Prices

Cameron International Corporation common stock is listed on the New York Stock Exchange under the symbol CAM. The trading activity during 2006 and 2005 was as follows (reflects a 2-for-1 stock split effective December 15, 2005):

	High	Low	Last
2006			
First Quarter	**$50.61**	**$38.08**	**$44.08**
Second Quarter	**56.09**	**42.10**	**47.77**
Third Quarter	**52.07**	**42.78**	**48.31**
Fourth Quarter	**57.81**	**44.60**	**53.05**

	High	Low	Last
2005			
First Quarter	$29.805	$25.52	$28.605
Second Quarter	31.99	26.76	31.025
Third Quarter	37.695	30.86	36.965
Fourth Quarter	43.10	32.21	41.40

The following documents are available on the Company's website at www.c-a-m.com:

- The Company's filings with the Securities and Exchange Commission (SEC).
- The charters of the Committees of the Board.
- Other documents that may be required to be made so available by the SEC or the New York Stock Exchange.

Design and production by John Manlove Marketing & Communications. Photography by John Hafemeister and Ken Redding.

SHELDON R. ERIKSON
Chairman of the Board
and Chief Executive Officer,
Cameron
Houston, Texas

NATHAN M. AVERY
GHXX Investment Ltd.
Houston, Texas

C. BAKER CUNNINGHAM
President and
Chief Executive Officer,
Belden CDT Inc. (retired)
St. Louis, Missouri

PETER J. FLUOR
Chairman and Chief
Executive Officer,
Texas Crude Energy, Inc.
Houston, Texas

LAMAR NORSWORTHY
Chairman of the Board,
Holly Corporation
Dallas, Texas

MICHAEL E. PATRICK
Vice President and Chief
Investment Officer,
Meadows Foundation, Inc.
Dallas, Texas

DAVID ROSS III
Investor
Houston, Texas

BRUCE W. WILKINSON
Chairman and Chief
Executive Officer,
McDermott International, Inc.
Houston, Texas

CAMERON

SHELDON R. ERIKSON
Chairman and
Chief Executive Officer

JACK B. MOORE
President and
Chief Operating Officer

FRANKLIN MYERS
Senior Vice President and
Chief Financial Officer

R. SCOTT AMANN
Vice President,
Investor Relations

WILLIAM C. LEMMER
Vice President,
General Counsel and Secretary

JOSEPH H. MONGRAIN
Vice President,
Human Resources

ERIK PEYRER
Vice President,
Business Development,
Asia Pacific and Middle East

LORNE E. PHILLIPS
Vice President and
Treasurer

CHARLES M. SLEDGE
Vice President and
Corporate Controller

DALTON L. THOMAS
Vice President,
Operations Support

Drilling & Production Systems

JOHN D. CARNE
President*

STEVEN P. BEATTY
Vice President, Finance

HAROLD E. CONWAY, JR.
President, Drilling Systems

HAL J. GOLDIE
President, Subsea Systems

GARY M. HALVERSON
President, Surface Systems

LESLIE A. HILLER
President, Petreco Process Systems

BRITT O. SCHMIDT
Vice President and
General Manager, Flow Control

S. JOE VINSON
Vice President,
Human Resources

EDWARD E. WILL
Vice President, Marketing

Valves & Measurement

JAMES E. WRIGHT
President*

MARK T. CORDELL
President, Distributed and
Process Valves

WILLIAM B. FINDLAY
President, Engineered Valves

KEVIN FLEMING
Vice President,
Human Resources

PATRICK C. HOLLEY
Vice President and General
Manager, Measurement

DAVID R. MEFFORD
Vice President, Engineering

REMBERT B. MORELAND
Vice President, Marketing

W. BARHAM MOSS
Vice President, Operations

RICHARD A. STEANS
Vice President, Finance

Compression Systems

ROBERT J. RAJESKI
President*

JEFFREY G. ALTAMARI
Vice President, Finance

JOHN C. BARTOS
Vice President, Engineering and
Product Development

RONALD J. FLECKNOE
Vice President,
Aftermarket Sales

EDWARD E. ROPER
Vice President, Marketing and
New Unit Sales

CYNTHIA D. SPARKMAN
Vice President,
Human Resources

RICHARD E. STEGALL
Vice President, Operations

WAYNE T. WOOTTON
Vice President, Supply Chain

* Also, Senior Vice President, Cameron
\# Also, Vice President, Cameron

END





CAMERON

1333 West Loop South | Suite 1700 | Houston, Texas 77027
713.513.3300 | www.c-a-m.com